Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

PROCORE TECHNOLOGIES, INC.

a Delaware corporation,

DF MERGER SUB, INC.

a Delaware corporation,

DRONEDEPLOY, INC.

a Delaware corporation

and

FORTIS ADVISORS LLC

a Delaware limited liability company,

as the Stockholder Representative

Dated as of July 27, 2026

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EXHIBITS

Exhibit A	Definitions
Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Vesting Agreement
Exhibit D	Form of Written Consent
Exhibit E	Form of Joinder Agreement
Exhibit F	Form of Certificate of Merger
Exhibit G	Form of Option Surrender Agreement
Exhibit H	Form of Warrant Cancellation Agreement
Exhibit I	Form of Letter of Transmittal
Exhibit J	Form of Escrow Agreement
Exhibit K-1	Form of D&O Resignation Letter (US/NZ)
Exhibit K-2	Form of D&O Resignation Letter (AUS)
Exhibit K-3	Form of D&O Resignation Letter (UK)

SCHEDULES

Company Disclosure Schedule
Schedule A	Principal Stockholders
Schedule B	Accounting Principles and Sample Working Capital Calculation
Schedule C	Closing Spreadsheet
Schedule D	Change of Control Parties
Schedule 4.2	Restrictions on Conduct of Business
Schedule 4.3	Certain Regulatory Matters
Schedule 4.6(a)	Confirmatory Assignments
Schedule 4.15(b)	D&O Indemnified Agreements
Schedule 5.2(f)(x)	Key Employees
Schedule 5.2(f)(y)	Non-Compete Parties
Schedule 7.2(a)(ix)	Specified Matters

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 27, 2026 (this “Agreement”), is entered into by and among Procore Technologies, Inc., a Delaware corporation (“Parent”), DF Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), DroneDeploy, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Indemnifying Parties (the “Stockholder Representative”). Capitalized terms used in this Agreement but not otherwise defined shall have the meanings set forth in Exhibit A to this Agreement.

RECITALS

A.  Parent, Merger Sub and the Company wish to effect a business combination through the statutory merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly owned subsidiary of Parent (the “Merger”), on the terms and conditions set forth in this Agreement and in accordance with Delaware Law.

B.  The board of directors of the Company (the “Company Board”) has carefully considered the terms of this Agreement and has unanimously: (a) determined that this Agreement, and the transactions contemplated by this Agreement and the other Transaction Documents and the documents referenced herein and therein, including the Merger (collectively, the “Transactions”), upon the terms and subject to the conditions set forth herein and therein, are advisable and fair to, and in the best interests of, the Company and the Stockholders; (b) approved and declared advisable this Agreement, the Merger and the other Transactions upon the terms and subject to the conditions set forth herein in accordance with applicable provisions of Delaware Law; and (c) directed that the adoption of this Agreement and approval of the Merger be submitted to the Stockholders for consideration and recommended that all of the Stockholders adopt this Agreement and approve the Merger and the Transactions.

C.  The board of directors of Merger Sub has approved this Agreement, the Merger and the other Transactions.

D.  As a condition and material inducement to the willingness of Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (a) each Key Employee has signed an offer letter or employment agreement and a confidentiality and invention assignment agreement with Parent, an Affiliate of Parent, or a designee of Parent (each, an “Offer Letter”), (b) each Non-Compete Party has entered into a non-competition and non-solicitation agreement with the Company and Parent in substantially the form attached hereto as Exhibit B (each, a “Non-Competition Agreement”), and (c) each Key Employee has entered into a vesting agreement substantially in the form attached hereto as Exhibit C (each, a “Vesting Agreement”); with each of the documents described in the immediately foregoing clauses (a), (b) and (c), to become effective upon the Closing.

E.  Immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Parent a written consent in substantially the form attached hereto as Exhibit D (a “Written Consent”) executed by Stockholders holding in the aggregate at least (a) a majority of the outstanding Shares, (b) sixty percent (60%) of the outstanding shares of Preferred Stock (voting as a single class on an as-converted to Common Stock basis), and (c) a majority of the outstanding shares of the Common Stock which shall include the Stockholders listed on Schedule A (the “Principal Stockholders”), evidencing receipt of the Requisite Stockholder Approval, and the Company shall obtain and deliver to Parent, immediately after the delivery of such Written Consent, a joinder agreement in substantially the form attached hereto as Exhibit E (a “Joinder Agreement”) executed by each Principal Stockholder.

In consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger. On the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with Delaware Law, Merger Sub shall be merged with and into the Company pursuant to which the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly owned Subsidiary of Parent.

Section 1.2  Closing; Effective Times.

(a)  The closing of the Merger (the “Closing”) shall take place virtually, via electronic exchange of signatures, (i) as soon as reasonably practicable, but in no event later than five (5) Business Days after satisfaction or, to the extent permitted by Applicable Law, waiver of all conditions to the obligations of the parties set forth in Article V (other than such conditions as may, by their terms, only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or (ii) at such other place or on such other date as the parties may mutually agree in writing; provided, however, that if the Marketing Period has not ended on or prior to the time of such satisfaction or waiver of such conditions, the Closing will instead occur on the earlier of (A) a date during the Marketing Period specified by Parent to the Company upon at least five (5) Business Days’ prior written notice to the Company and (B) the fifth (5th) Business Day following the last day of the Marketing Period; provided, further, that if such date would fall within the ten (10) Business Days prior to the end of Parent’s fiscal quarter, then the Closing shall instead occur on the first (1st) Business Day of Parent’s next fiscal quarter (unless Parent otherwise consents in writing). The day on which the Closing takes place is referred to as the “Closing Date.”

(b)  As soon as practicable on the Closing Date, Parent shall cause the certificate of merger substantially in the form attached as Exhibit F, which the Company shall have executed, to be filed with the Secretary of State of the State of Delaware (the “Certificate of Merger”) in accordance with the relevant provisions of Delaware Law. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such other time as the parties shall agree and as shall be specified in the Certificate of Merger. The date and time when the Merger shall become effective is herein referred to as the “Effective Time.”

Section 1.3  General Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4  Organizational Documents. Unless otherwise determined by Parent prior to the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, the certificate of incorporation of the Surviving Corporation shall provide that the name of the Surviving Corporation is “DroneDeploy, Inc.”. Unless otherwise determined by Parent prior to the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation as of the Effective Time until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

Section 1.5  Directors; Officers. Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law, the certificate of incorporation and the bylaws of the Surviving Corporation until their successor is duly elected and qualified. Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

Section 1.6  Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further action is necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger or otherwise to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation shall be authorized, in the name of and on behalf of either the Company or Merger Sub, to take such action.

Section 1.7  Effect on Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any shares of capital stock of the Company (the “Shares”) or any shares of capital stock of Merger Sub:

(a)  Company Capital Stock. Subject to Section 1.12(d), Section 1.14(e), Section 1.14(f) and Section 7.3(b) (including each Stockholder’s Pro Rata Portion of the contributions to, and potential disbursements to the Stockholders from, the Escrow Funds and the Expense Fund, each in accordance with the terms and conditions of this Agreement and the Escrow Agreement, as applicable), each Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares or Shares to be cancelled pursuant to Section 1.7(b)) shall be cancelled and, subject to and following the delivery of duly executed Exchange Documents and Joinder Agreement by the holder of such Share, each in accordance with Section 1.12, automatically be converted into the right to receive (without interest, at the respective times and subject to the terms and conditions specified herein, and subject to any applicable withholding):

(i)  For each share of Series E-1 Preferred Stock, an amount of cash equal to the Series E-1 Per Share Preferred Return;

(ii)  For each share of Series E-2 Preferred Stock, an amount of cash equal to the Series E-2 Per Share Preferred Return;

(iii)  For each share of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock, and Common Stock, an amount of cash equal to the Per Share Consideration;

provided that with respect to Shares held by each Key Employee, such amount shall be reduced, and payment shall otherwise be made, in accordance with the terms, and subject to the conditions, of such Key Employee’s Vesting Agreement.

(b)  Shares Owned by the Company, Parent or Merger Sub. All Shares that are (i) held in the treasury of the Company or owned by the Company; or (ii) held by Parent or Merger Sub shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)  Merger Sub Capital Stock. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) fully paid share of common stock, par value $0.0001 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which the shares of common stock of Merger Sub were converted in accordance with the immediately preceding sentence.

Section 1.8  Effect on Options.

(a)  Vested Options. Subject to Section 1.12(d), Section 1.14(e), Section 1.14(f) and Section 7.3(b) (including the Pro Rata Portion of each holder of Vested Options of the contributions to, and potential disbursements to the holders of Vested Options from, the Escrow Funds and the Expense Fund, each in accordance with the terms and conditions of this Agreement and the Escrow Agreement, as applicable), at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, or the Company, each Vested Option that is an In the Money Option and is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be cancelled at the Effective Time and, in full consideration of such cancellation, shall be converted into the right to receive, without interest, at the respective times and subject to the terms and conditions specified herein, and subject to any applicable withholding Taxes or deductions, with respect to each Share underlying such In the Money Option, an amount in cash equal to: (i) the Per Share Consideration minus (ii) the per share exercise price of such Option (collectively, the “Option Consideration”); provided that no holder of Vested Options that is an In the Money Option shall be entitled to receive the Option Consideration unless and until such holder has executed and delivered to the Company (or, after the Closing, the Surviving Corporation) an Option Surrender Agreement by no later than forty-five (45) days following the Closing Date; provided, further, that with respect to Vested Options that are In the Money Options held by each Key Employee (other than a Founder), such amount shall be reduced, and payment shall otherwise be made, in accordance with the terms, and subject to the conditions, of such Key Employee’s Vesting Agreement. Each Vested Option that is not an In the Money Option and is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be terminated and cancelled for no consideration at the Effective Time.

(b)  Unvested Options Held by Continuing Employees. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, or the Company, each Unvested Option that is an In the Money Option held by a Continuing Employee that is outstanding and unexercised immediately prior to the Effective Time shall be substituted for an award of Parent RSUs covering a number of Parent RSUs (rounded down to the nearest whole number) equal to (i) the number of Shares underlying such Unvested Option immediately prior to the Effective Time multiplied by (ii) the difference between (A) the Per Share Consideration and (B) the per share exercise price of such Unvested Option, divided by (iii) the Parent Share Price (such Parent RSUs, “Substitute RSUs” and each award of such Parent RSUs, a “Substitute RSU Award”). Each Substitute RSU Award shall vest on the same vesting schedule as in effect for the corresponding Unvested Option (such vesting schedule with respect to each Unvested Option, the “Pre-Closing Vesting Schedule”), provided that for any portion of the Pre-Closing Vesting Schedule which includes acceleration terms related to “good reason,” “constructive termination” or any other similar term, such portion of the acceleration terms shall be replaced by such good reason or constructive termination terms as included in the offer letter or employment agreement the holder of such corresponding Unvested Option has entered into or does enter into with Parent, an Affiliate of Parent, or a designee of Parent, provided, further, that in the event any Substitute RSU would vest on a date that is not a standard Parent quarterly vesting date for Parent RSUs under the corresponding Unvested Option’s Pre-Closing Vesting Schedule, then such Substitute RSU shall instead vest on the last standard Parent quarterly vesting date preceding the date the Substitute RSU would otherwise vest under the applicable Pre-Closing Vesting Schedule. Substitute RSU Awards shall be issued pursuant to Parent’s 2021 Equity Incentive Plan and, subject to the next sentence, otherwise be subject to Parent’s customary terms and conditions governing Parent RSUs. Notwithstanding anything to the contrary in any grant notice or award agreement evidencing Substitute RSUs, each Substitute RSU that vests shall be settled on or as soon as practicable following the date it vests (but in any event no later than December 31 of the calendar year in which it vests or, if later, and if and only if permitted in a manner that complies with Section 409A of the Code, the fifteenth (15th) day of the third calendar month following the date such Substitute RSU vests).

(c)  Other Unvested Options. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, or the Company, each Unvested Option that is outstanding and unexercised immediately prior to the Effective Time and is either (i) not an In the Money Option or (ii) held by an Optionholder who is not a Continuing Employee shall be terminated and cancelled for no consideration.

(d)  Company Actions. The Company shall, prior to the Closing and subject to Applicable Laws, (i) use reasonable best efforts to obtain from each holder of a Vested Option an executed Option Surrender Agreement substantially in the form attached as Exhibit G (an “Option Surrender Agreement”), (ii) terminate the Company Option Plans effective as of the Effective Time, (iii) take or cause to be taken all actions, and obtain all consents, as may be required (under the Company Option Plans, any applicable Contracts or otherwise) to effect the treatment of Options pursuant to this Section 1.8 (and provide evidence of the same to Parent), and (iv) ensure that neither any holder of any Options nor any other participant in the Company Option Plans, shall have any right to receive any payment or benefit with respect to any Option, except as provided in Section 1.8(a) and Section 1.8(b).

Section 1.9  Company Warrants. No Company Warrants shall be assumed or continued by Parent or the Company in connection with the Merger or the other Transactions. Subject to Section 1.12(d), Section 1.14(e), Section 1.14(f) and Section 7.3(b) (including each Company Warrantholder’s Pro Rata Portion of the contributions to, and potential disbursements to the Company Warrantholders from, the Escrow Funds and the Expense Fund, each in accordance with the terms and conditions of this Agreement and the Escrow Agreement, as applicable), at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Warrantholder:

(a)  Each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall automatically be cancelled and converted into the right to receive, without interest, at the respective times and subject to the terms and conditions specified herein, and subject to any applicable withholding Taxes or deductions, with respect to each Share underlying such Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time, an amount in cash equal to (i) the Per Share Consideration minus (ii) the per share exercise price of such Company Warrant as of immediately prior to the Closing (collectively, the “Warrant Consideration”); in accordance with an executed Warrant Cancellation Agreement substantially in the form attached as Exhibit H (an “Warrant Cancellation Agreement”), and shall not be assumed by Parent in the Merger; provided that no Company Warrantholder shall be entitled to receive the Warrant Consideration unless and until such holder has executed and delivered to the Company a Warrant Cancellation Agreement. For the avoidance of doubt, each Company Warrant with a per-share exercise price that equals or exceeds the Per Share Consideration shall be terminated and cancelled for no consideration at the Effective Time in accordance with such Warrant Cancellation Agreement.

(b)  The Company shall, prior to the Effective Time, take all actions and execute all documents that are necessary or desirable or reasonably requested by Parent to give effect to the transactions contemplated by this Section 1.9. Parent shall be entitled to review in advance and approve all such documents, which review and approval shall not be unreasonably delayed, conditioned or withheld.

Section 1.10  Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Shares occurring after the date hereof and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

Section 1.11  Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares (other than any Shares to be cancelled pursuant to Section 1.7(b)) outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly exercised dissenter’s rights, appraisal rights or other similar rights (collectively, “dissenter’s rights”) with respect to such Shares in accordance with Delaware Law or other Applicable Law (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s dissenter’s rights under Delaware Law or other Applicable Law. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to dissenter’s rights, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled, without interest. The Company shall give Parent: (a) prompt notice of any demands received by the Company for exercises of dissenter’s rights with respect to any Shares, attempted written withdrawals of such demands, and any other instruments served pursuant to Delaware Law or other Applicable Law, and received by the Company relating to stockholders’ dissenter’s rights with respect to the Merger; and (b) the opportunity to direct all negotiations and proceedings with respect to any exercise of such dissenter’s rights under Delaware Law and other Applicable Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands. Any (i) payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, or (ii) Losses (including attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any Proceeding) in respect of any Dissenting Shares are, collectively, referred to herein as “Dissenting Share Payments.”

Section 1.12  Payment and Exchange Procedures.

(a)  Payment Agent. Parent has designated Acquiom Financial LLC to act as payment agent in connection with the Merger (the “Payment Agent”).

(b)  Surrender of Shares and Company Warrants. As promptly as practicable after the Closing Date, Parent shall cause the Payment Agent to electronically submit to each Stockholder and Company Warrantholder of record at the email address set forth opposite each such Person’s name on the Closing Spreadsheet, (i) a letter of transmittal in substantially the form attached hereto as Exhibit I, and (ii) the applicable Tax form (collectively, the “Exchange Documents”) to the extent such Exchange

Documents have not been previously delivered by the Payment Agent or the Company to such Stockholder or Company Warrantholder. Following receipt by the Payment Agent of the duly executed Exchange Documents, and by the Payment Agent or Parent of the duly executed (x) Joinder Agreement in the case of a Stockholder, and (y) Warrant Cancellation Agreement in the case of a Company Warrantholder, as applicable, such Stockholder or Company Warrantholder shall be entitled to receive in exchange therefor (subject to Section 1.14(f)), as promptly as practicable after the Closing, an amount in cash equal to the respective amounts set forth opposite such Person’s name in the Closing Spreadsheet in the column titled, “Net Closing Consideration,” in respect of such Person’s Shares or Company Warrants (such amounts, for the avoidance of doubt, to be net of contributions to any Adjustment Escrow Amount, Indemnity Escrow Amount or Expense Amount, as applicable), subject to amounts that are required to be deducted or withheld therefrom under provision of Tax Law. Until surrendered in accordance with the provisions of this Section 1.12(b), any Shares (other than Shares that are Dissenting Shares and Shares to be cancelled pursuant to Section 1.7(b)) and Company Warrants shall be deemed, at any time after the Effective Time, to represent only the right to receive the portion of the Merger Consideration payable with respect thereto as contemplated herein. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of any shares of capital stock thereafter on the records of the Company. If, after the Effective Time, a certificate with respect to a Share is presented to Parent or the Surviving Corporation, it shall be cancelled and not represent any right to consideration other than what such underlying Share would be entitled to receive subject to the exchange procedures as set forth in this Section 1.12.

(c)  Surrender of Vested Options. Within two (2) payroll periods following a holder of a Vested Option delivering a duly executed Option Surrender Agreement to the Company (or after the Closing, the Surviving Corporation) but no earlier than the Effective Time, provided such execution and delivery of the Option Surrender Agreement to the Company (or after the Closing, the Surviving Corporation) occurs no later than forty-five (45) days following the Closing Date, Parent shall, or shall cause the Surviving Corporation (or any Affiliate thereof or successor thereto) to, through its customary payroll processes or, if applicable, any third party payroll services provider, pay to each holder of a Vested Option that is an Employee In the Money Option the Option Consideration applicable to such Vested Option and payable in accordance with Section 1.8(b) set forth opposite such holder’s name on the Closing Spreadsheet in the column titled, “Net Closing Consideration” (such amounts, for the avoidance of doubt, to be net of contributions to the Adjustment Escrow Fund, Indemnity Escrow Fund or Expense Fund, as applicable), subject to amounts that are required to be deducted or withheld therefrom under any provision of Tax Law; provided that to the extent the deadline above in this sentence for returning the Option Surrender Agreement crosses calendar years, such payment to such holder shall in any event be made in the later calendar year within two (2) payroll periods after the later of (i) the holder’s execution and delivery of the Option Surrender Agreement to the Company (or after the Closing, the Surviving Corporation) and (ii) the first day of such later calendar year. Notwithstanding anything to the contrary herein, any payments with respect to any Vested Option that is an In the Money Option that was not granted to a holder in such holder’s capacity as, or that did not have vesting tied to such holder’s performance of services as, an employee of an Acquired Company for applicable employment Tax purposes (such In the Money Options, the “Non-Employee In the Money Options”), shall be made by the Payment Agent as soon as practicable following such holder’s execution and delivery to the Payment Agent of both a duly executed Option Surrender Agreement and the applicable Tax form, as applicable, provided that such execution and delivery of the Option Surrender Agreement and the applicable Tax form, as applicable, occurs no later than forty-five (45) days following the Closing Date; provided, further, that to the extent the deadline above in this sentence for returning the Option Surrender Agreement and the applicable Tax form crosses calendar years, payment in respect of such holder’s Vested Options that are Non-Employee In the Money Options shall in any event be made in the later calendar year within five (5) Business Days after the later of (x) the execution and delivery of both the Option Surrender Agreement and the applicable Tax form, as applicable, to Parent or the Payment Agent and (y) the first day of the later calendar year.

(d)  Escrow Funds. Notwithstanding anything to the contrary in the other provisions of this Article I, on the Closing Date, Parent, the Stockholder Representative and Acquiom Clearinghouse LLC (the “Escrow Agent”) shall enter into an escrow agreement, in substantially the form attached hereto as Exhibit J (the “Escrow Agreement”). By virtue of this Agreement and in accordance with the terms of the Escrow Agreement and as partial security for the benefit of Parent (on behalf of itself or any other Indemnified Party) with respect to Downwards Adjustment Amounts pursuant to Section 1.14(e) or Loss Amounts pursuant to the indemnification obligations of the Indemnifying Parties under Article VII, as applicable, on the Closing Date, Parent shall deposit the Adjustment Escrow Amount and the Indemnity Escrow Amount with the Escrow Agent on behalf of each of the Indemnifying Parties, in accordance with each Indemnifying Party’s Pro Rata Portion and without any further act of the Indemnifying Parties (the deposit of the Adjustment Escrow Amount, the “Adjustment Escrow Fund”, the deposit of the Indemnity Escrow Amount, the “Indemnity Escrow Fund”, and the Adjustment Escrow Fund and Indemnity Escrow Fund together, the “Escrow Funds”), each to be governed by the provisions set forth herein and the Escrow Agreement. The adoption of this Agreement and the approval of the Merger by the Stockholders shall constitute, among other things, approval of the Indemnity Escrow Amount and Adjustment Escrow Amount, the withholding of the Indemnity Escrow Amount and Adjustment Escrow Amount by Parent and the appointment of the Stockholder Representative. The parties hereto agree that, for applicable Tax purposes, (i) Parent will be treated as the owner of the Escrow Funds, (ii) any interest or investment income earned on an Escrow Fund shall be deposited in and constitute part of the applicable Escrow Fund, and (iii) within ten (10) days after the end of each calendar quarter and immediately prior to the final disbursement of an Escrow Fund to the Indemnifying Parties in accordance herewith, Parent, without any further action of the parties, will be entitled to a distribution equal to thirty percent (30%) of all interest and investment income earned on the applicable Escrow Fund for such calendar quarter (or, with respect to the final disbursement, portion thereof). No portion of the Escrow Funds, nor any beneficial interest therein, may be pledged, subjected to any Encumbrance, sold, assigned or transferred, by any Indemnifying Party, or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Indemnifying Party, in each case prior to the disbursement of the applicable Escrow Fund to any Indemnifying Party in accordance herewith.

(e)  Transfers of Ownership. If any cash payable pursuant to Section 1.7, Section 1.8 or Section 1.9 is to be paid to a Person other than the Person to which the Share, Option or Company Warrant surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Share, Option or Company Warrant shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Parent or any agent designated by Parent any transfer or other Taxes required by reason of such payment to such Person other than the registered holder of such Share, Option or Company Warrant, or established to the satisfaction of Parent or any agent designated by Parent that such Tax has been paid or is not payable.

(f)  No Further Ownership Rights. Any Merger Consideration paid upon conversion of the Shares, Options and Company Warrants in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, Options and Company Warrants. From and after the Effective Time, the Securityholders shall cease to have any rights with respect to Shares, Options or Company Warrants represented thereby, except as otherwise set forth herein or by Applicable Law.

(g)  Unclaimed Merger Consideration. Each Securityholder who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.12 shall be entitled to look only to Parent (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable pursuant to Section 1.7, Section 1.8 or Section 1.9. Notwithstanding anything to the contrary contained herein, if any Share, Option or Company Warrant has not been properly surrendered pursuant to the exchange procedures set forth in this Section 1.12 prior to the earlier of the six (6)-month anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration payable or issuable pursuant to Section 1.7, Section 1.8 or Section 1.9 in respect of such Share, Option or Company Warrant would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Share, Option or Company Warrant shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto. Notwithstanding anything to the contrary in this Section 1.12, no party hereto shall be liable to any Person for any amount properly paid to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(h)  Closing Payments. At or as promptly as practicable following the Effective Time, but in any event no later than one (1) Business Day thereafter, Parent shall deliver, or cause to be delivered, by wire transfer of immediately available funds to the Payment Agent, the Estimated Payment Agent Amount.

(i)  Total Consideration. Notwithstanding anything to the contrary herein, in no event shall the aggregate amount of cash to be paid by Parent to the Securityholders pursuant to this Agreement exceed the Merger Consideration.

Section 1.13  Closing Spreadsheet.

(a)  The Company shall prepare and deliver to Parent not later than five (5) Business Days prior to the Closing Date a draft version, and not later than two (2) Business Days prior to the Closing Date, a final version of a spreadsheet (the “Closing Spreadsheet”) in substantially the form attached hereto as Schedule C, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:

(i)  the good faith estimate of, as of immediately prior to Closing on the Closing Date: (A) the aggregate amount of Cash held by the Company (the “Closing Cash”); (B) the consolidated Working Capital of the Company (the “Closing Working Capital”); (C) the Closing Working Capital Excess or the Closing Working Capital Shortfall, if any; (D) the aggregate amount of Indebtedness (the “Closing Indebtedness”), together with a breakdown thereof specifying the amount to be paid to each such payee; (E) the aggregate amount of all unpaid Transaction Expenses (the “Unpaid Transaction Expenses”), together with a breakdown thereof specifying the amount to be paid to each such payee; (F) the aggregate amount of all unpaid Change of Control Payments (the “Unpaid Change of Control Payments”), together with a breakdown thereof specifying the amount to be paid to each such payee; (G) the Aggregate Exercise Price; and (H) the aggregate amount of all unpaid Aggregate Equity Release Amount (the “Unpaid Aggregate Equity Release Amount”), together with a breakdown thereof; in each case prepared in accordance with the Accounting Principles and the definitions in this Agreement;

(ii)  the calculation of, as of the Closing Date: (A) the Merger Consideration; (B) the Fully Diluted Shares; (C) the Fully Diluted Participating Shares; (D) the Per Share Consideration; (E) the aggregate Option Consideration; (F) the aggregate Option Consideration for Non-Employee In the Money Options; (G) the aggregate Warrant Consideration; (H) each Indemnifying Party’s Pro Rata Portion; (I) the Estimated Payment Agent Amount; and (J) the Aggregate Preferred Return Amount, in each case other than clauses (B) and (C), resulting from the amounts set forth in Section 1.13(a)(i);

(iii)  with respect to each Person who is a Stockholder immediately prior to the Closing Date: (A) the name and email address of record and, where available, address and taxpayer identification number of such Stockholder; (B) the number, class and series of Shares held by such Stockholder; (C) the aggregate amount payable to such Stockholder pursuant to Section 1.7(a) before deduction of amounts to be contributed to the Escrow Funds and the Expense Fund; (D) the aggregate amount of the Adjustment Escrow Amount and Indemnity Escrow Amount to be deposited in accordance with Section 1.12(d) from the consideration otherwise payable to such Stockholder pursuant to Section 1.7(a), if any; (E) the aggregate amount of the Expense Amount to be withheld in accordance with Section 7.3(a) from the consideration otherwise payable to such Stockholder pursuant to Section 1.7(a), if any; (F) the net amount to be paid to such Stockholder upon surrender of such Stockholder’s Shares in accordance with Section 1.7(a) (after deduction, if any, of the amounts to be contributed to the Escrow Funds and the Expense Fund with respect to the Shares held by such Stockholder); (G) whether any Taxes are required to be withheld pursuant to Section 1.15 from the consideration that such Stockholder is entitled to receive; (H) the net amount to be paid to such Stockholder after the withholding of Taxes pursuant to Section 1.15 (for clauses (G) and (H), assuming such Stockholder has provided a valid and properly completed IRS Form W-9 or the appropriate series of IRS Form W-8 to the Payment Agent); and (I) with respect to any Shares that constitute “covered securities” within the meaning of Treasury Regulations Section 1.6045-1(a)(15), the cost basis of such Shares and the date of acquisition of all Shares held by such Stockholder; and (J) such other information as is reasonably requested by the Payment Agent to comply with IRS Form 1099-B or other Tax reporting requirements in connection with the payments contemplated by this Section 1.13;

(iv)  with respect to each Option (on an option-by-option basis) that is outstanding and unexercised immediately prior to the Closing Date: (A) the name and email address of record of the holder of such Option; (B) whether such Optionholder is an employee or non-employee of any Acquired Company; (C) the grant date of such Option; (D) whether such Option is an Unvested Option or a Vested Option; (E) whether any such Vested Option is an In the Money Option; (F) whether such Vested Option is a Non-Employee In the Money Option; (G) the number of shares of Common Stock that are subject to such Option; (H) the exercise price per share applicable to such Option; (I) the expiration date of such Option; (J) whether such Option is intended to qualify as an “incentive stock option” (as defined in Section 422 of the Code); and (K) whether such Option is early exercisable;

(v)  with respect to each Vested Option that is an In the Money Option that is outstanding and unexercised immediately prior to the Closing (after giving effect to any acceleration that is contingent upon the occurrence of the Closing) (in addition to the information required by clause (iv)): (A) the aggregate amount to be paid to such Optionholder in exchange for cancellation of such holder’s In the Money Option(s) in accordance with Section 1.8(b) before deduction of amounts to be contributed to the Escrow Funds and the Expense Fund; (B) the aggregate amount of the Adjustment Escrow Amount and Indemnity Escrow Amount to be deposited in accordance with Section 1.12(d) from the consideration otherwise payable to such Optionholder in respect of such Vested Option pursuant to Section 1.8(b), if any; (C) the aggregate amount of the Expense Amount to be deposited with the Stockholder Representative in accordance with Section 7.3(a) from the consideration otherwise payable to such Optionholder in respect of such Vested Option pursuant to Section 1.8(b), if any; (D) the net amount to be paid to such Optionholder in respect of such Vested Option in accordance with Section 1.8(b) (after deduction, if any, of the amounts to be contributed to the Escrow Funds and the Expense Fund); and (E) whether any Taxes are required to be withheld from the consideration that such Optionholder is entitled to receive pursuant to Section 1.14(f);

(vi)  with respect to each Unvested Option that is an In the Money Option that is outstanding and unexercised immediately prior to the Closing and is held by a Continuing Employee (in addition to the information required by clause (iv)): (A) the number of Substitute RSUs into which such Unvested Option converts and (B) the vesting schedule (including the vesting commencement date and any vesting acceleration terms) applicable to such Substitute RSUs;

(vii)  with respect to each Company Warrant that is outstanding and unexercised immediately prior to the Closing Date: (A) the name and email address of record of the holder of such Company Warrant; (B) whether such holder is an employee, consultant, director or officer of any of the Acquired Companies; (C) the date of the issuance of such Company Warrant; (D) the number of shares of Common Stock that are subject to such Company Warrant; (E) the exercise price per share applicable to such Company Warrant; and (F) the expiration date of such Company Warrant;

(viii)  with respect to each Company Warrant (in addition to the information required by clause (vii)): (A) the aggregate amount to be paid to such Company Warrantholder in exchange for cancellation of such holder’s Company Warrant in accordance with Section 1.9(a) and the Warrant Cancellation Agreement before deduction of amounts to be contributed to the Escrow Funds and the Expense Fund; (B) the aggregate amount of the Adjustment Escrow Amount and Indemnity Escrow Amount to be deposited in accordance with Section 1.12(d) from the consideration otherwise payable to such Company Warrantholder in respect of such Company Warrant pursuant to Section 1.9(a) and the Warrant Cancellation Agreement, if any; (C) the aggregate amount of the Expense Amount to be deposited with the Stockholder Representative in accordance with Section 7.3(a) from the consideration otherwise payable to such Company Warrantholder in respect of such Company Warrant pursuant to Section 1.9(a) and the Warrant Cancellation Agreement, if any; (D) the net amount to be paid to such Company Warrantholder in respect of such Company Warrant in accordance with Section 1.9(a) and the Warrant Cancellation Agreement (after deduction, if any, of the amounts to be contributed to the Escrow Funds and the Expense Fund); (E) whether any Taxes are required to be withheld from the consideration that such Company Warrantholder is entitled to receive pursuant to Section 1.15; and (F) the net amount to be paid to such Company Warrantholder after the withholding of Taxes pursuant to Section 1.15 (for clauses (E) and (F), assuming such Company Warrantholder has provided a valid and properly completed IRS Form W-9 or the appropriate series of IRS Form W-8 to the Payment Agent);

(ix)  with respect to each payment of Closing Indebtedness and Unpaid Transaction Expenses described in items (b) and (c) of the definition of “Estimated Payment Agent Amount”: (A) whether Taxes are required to be withheld from such payment; and (B) any Tax reporting (e.g., on IRS Forms 1099-INT, 1099-OID, 1099-NEC, 1099-MISC, or 1042-S or other similar Tax form) required with respect to such payment; and

(x)  a funds flow spreadsheet showing the amounts, wire transfer instructions and account information for each payment referred to in Section 1.12(h).

(b)  The Company shall consider any comments to the draft Closing Spreadsheet made in good faith by Parent. In the event that Parent notifies the Company not later than three (3) Business Days prior to the Closing Date that there are reasonably apparent errors in the drafts of the Closing Spreadsheet delivered by the Company, Parent and the Company shall discuss such errors in good faith and the Company shall correct such errors (to the extent it agrees) prior to delivering final versions of the same in accordance with this Section 1.13; provided that Parent shall not have any right to delay Closing or the payment of the Merger Consideration as a result of any disagreement with such estimates set forth in the Closing

Spreadsheet absent manifest error. Without limiting the generality or effect of the foregoing, the Company shall provide to Parent, together with the Closing Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Parent to verify and determine the calculations, amounts and other matters set forth in the Closing Spreadsheet and the Company shall, upon receiving reasonable advance written notice, provide Parent and its Representatives with reasonable access to the relevant personnel and other records of the Company, in each case, to the extent reasonably requested and reasonably necessary for Parent to review the applicable calculations thereon. The Company acknowledges and agrees that the Closing Spreadsheet, including the information delivered in connection therewith, has been, and shall be deemed to be, documents drafted by the Company and may be relied on by Parent and its Representatives in all respects, notwithstanding any review by, comments from, or cooperation with Parent or its Representatives and in no event shall any such review, comments or cooperation be construed against Parent, its Affiliates or any of their respective Representatives.

Section 1.14  Post-Closing Adjustment.

(a)  Within one hundred and twenty (120) days after the Closing Date, Parent shall deliver to the Stockholder Representative a statement (the “Post-Closing Statement”) setting forth Parent’s calculation of: (i) the Closing Cash; (ii) the Closing Working Capital; (iii) the Closing Working Capital Excess or the Closing Working Capital Shortfall, if any; (iv) the Closing Indebtedness; (v) the Unpaid Transaction Expenses; (vi) the Unpaid Change of Control Payments; (vii) the Unpaid Aggregate Equity Release Amount; (viii) the Aggregate Exercise Price; and (ix) the Merger Consideration resulting from the foregoing amounts. The Post-Closing Statement shall include reasonable support of the calculations set forth in the Post-Closing Statement. Parent agrees that the Post-Closing Statement, and the component items and calculations therein, shall be prepared in a manner consistent with the terms of (including the definitions contained in) this Agreement.

(b)  During the twenty (20)-Business Day period following delivery of the Post-Closing Statement to the Stockholder Representative, Parent shall provide the Stockholder Representative and its Representatives with reasonable access during normal business hours upon reasonable advance notice to the working papers of Parent relating to the Post-Closing Statement, and Parent shall cooperate with the Stockholder Representative and its Representatives to provide them with other information used in preparing the Post-Closing Statement reasonably requested by the Stockholder Representative and its Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of Parent, in each case, to the extent reasonably requested and reasonably necessary for the Stockholder Representative to review the applicable calculations thereon; provided that Parent shall not be required to provide access to any information or take any other action that could constitute a waiver of attorney-client privilege. The Post-Closing Statement shall become final and binding on the twentieth (20th) Business Day following delivery thereof, unless prior to the end of such period, the Stockholder Representative delivers to Parent written notice of its disagreement (a “Notice of Disagreement”) specifying in reasonable detail the nature and amount of any disputed item and the Stockholder Representative’s proposed adjustments to any disagreement with reasonably detailed supporting documentation. The Stockholder Representative shall be deemed to have agreed with all items and amounts in the Post-Closing Statement not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review under Section 1.14(c).

(c)  During the twenty (20)-Business Day period following delivery of a Notice of Disagreement by the Stockholder Representative to Parent, the parties hereto shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified therein. During such twenty (20)-Business Day period, the Stockholder Representative shall provide Parent and its Representatives with reasonable access during normal business hours upon reasonable advance notice to the working papers of the Stockholder Representative and its Representatives relating to such Notice of

Disagreement, and the Stockholder Representative shall, and shall use commercially reasonable efforts to cause its Representatives to, cooperate with Parent and its Representatives to provide them with other information used in the preparation of such Notice of Disagreement reasonably requested by Parent or its Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of the Stockholder Representative’s Representatives; provided that the Stockholder Representative shall not be required to provide access to any information or take any other action that would constitute a waiver of attorney-client privilege. Any disputed items resolved in writing between the Stockholder Representative and Parent within such twenty (20)-Business Day period shall be final and binding with respect to such items, and if the Stockholder Representative and Parent agree in writing on the resolution of each disputed item specified in the Notice of Disagreement, the amount so determined shall be final and binding on the parties for all purposes hereunder.

(d)  If the Stockholder Representative and Parent have not resolved all such differences specified in the Notice of Disagreement by the end of such twenty (20)-Business Day period, the Stockholder Representative and Parent shall submit their written briefs detailing their views as to the correct nature and amount of each item remaining in dispute to the Accounting Firm, and the Accounting Firm shall make a written determination as to each such disputed item and the amount of the Merger Consideration (in each case, if and to the extent disputed), which determination shall be final and binding on the parties for all purposes hereunder. The Accounting Firm, acting as an expert and not as an arbitrator, shall be authorized to resolve only those items specified in the Notice of Disagreement and remaining in dispute between the Stockholder Representative and Parent in accordance with the provisions of this Section 1.14 within the range of the difference between Parent’s position with respect thereto and the Stockholder Representative’s position with respect thereto. The determination of the Accounting Firm shall be accompanied by a certificate of the Accounting Firm that it reached such determination in accordance with the Accounting Principles, the definitions included in this Agreement and the provisions of this Section 1.14. The Stockholder Representative and Parent shall use their commercially reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to it within twenty (20) Business Days following the submission thereof. Judgment may be entered upon the written determination of the Accounting Firm in any competent court. Notwithstanding anything to the contrary in this Agreement, the costs of any dispute resolution pursuant to this subsection, including the fees and expenses of the Accounting Firm and of any enforcement of the determination thereof, shall be borne by Parent and the Stockholder Representative (on behalf of the Indemnifying Parties) in inverse proportion as they may prevail on the matters resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each party incurred in connection with their preparation or review of the Post-Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party (in the case of the Stockholder Representative, on behalf of the Indemnifying Parties).

(e)  If the Merger Consideration, as finally determined pursuant to this Section 1.14 (the “Final Merger Consideration”), is less than the Merger Consideration as set forth in the Closing Spreadsheet (the amount of such shortfall, the “Downwards Adjustment Amount”), then, (i) Parent and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement directing the Escrow Agent to distribute to Parent, and the Indemnifying Parties hereby automatically and with no further action required on their part forever waive and discharge any rights in or to, an amount of Adjustment Escrow Fund with an aggregate value equal to the Downwards Adjustment Amount, and (ii) as promptly as practicable following any recovery from the Adjustment Escrow Fund pursuant to the foregoing clause (i), Parent and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement directing the Escrow Agent to distribute any remainder of the Adjustment Escrow Fund to the Payment Agent for further distribution to be released to the Indemnifying Parties in accordance with their respective Pro Rata Portions.

(f)  If the Final Merger Consideration is greater than the Merger Consideration as set forth in the Closing Spreadsheet (the amount of such surplus, the “Upwards Adjustment Amount”), then the Stockholder Representative shall, not later than five (5) Business Days following the date of the determination of the Upwards Adjustment Amount, deliver to Parent and the Payment Agent an updated Closing Spreadsheet (which need not be certified by an officer of the Company) setting forth the amount of such Upwards Adjustment Amount payable to each Indemnifying Party, which shall be calculated as such Indemnifying Party’s Pro Rata Portion multiplied by the Upwards Adjustment Amount, and Parent shall pay or cause to be paid within five (5) Business Days to the Payment Agent an amount equal to the Upwards Adjustment Amount, for further distribution by the Payment Agent to each Indemnifying Party such Indemnifying Party’s Pro Rata Portion of such Upwards Adjustment Amount in accordance with the updated Closing Spreadsheet, and Parent and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement directing the Escrow Agent to distribute to the Payment Agent the Adjustment Escrow Fund payable to such Indemnifying Party in accordance with the updated Closing Spreadsheet in cash.

(g)  Notwithstanding anything to the contrary contained in this Agreement, (i) the process and adjustment set forth in this Section 1.14 shall be the sole and exclusive remedy of the parties hereto with respect to items required hereunder to be included or reflected in the calculation of the Merger Consideration and (ii) without limiting the generality of the foregoing, (A) Parent’s right to receive a disbursement from the Adjustment Escrow Fund pursuant to Section 1.14(e) shall be Parent’s sole and exclusive remedy if the Final Merger Consideration is less than the Merger Consideration as set forth in the Closing Spreadsheet and (B) Parent shall not have any liability for any amounts due pursuant to Section 1.14(f) in excess of an amount equal to the Adjustment Escrow Fund and each Indemnifying Party’s right to receive any amounts pursuant to Section 1.14(f) shall be the Indemnifying Party’s sole and exclusive remedies in the event that the Final Merger Consideration is greater than the Merger Consideration as set forth in the Closing Spreadsheet.

Section 1.15  Tax Withholding. Each of Parent, the Payment Agent, Merger Sub, the Company, the Surviving Corporation, the Escrow Agent and their respective Affiliates and agents shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement or any other Transaction Documents, or in connection with the consummation of the Transactions, such amounts as are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax Law, and shall be provided any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement and the other Transaction Documents as having been paid to the Person in respect of which such amounts were deducted or withheld. Other than withholding in connection with any payments in the nature of compensation for services rendered by current and former employees of the Company, withholding as a result of a failure by the Company to provide a FIRPTA Certificate, withholding as a result of a failure by a recipient of payments to provide a valid and properly completed IRS Form W-9 or the appropriate series of IRS Form W-8, or withholding with respect to payments treated as imputed interest, Parent shall use commercially reasonable efforts to (i) notify the Company (prior to the Closing) or the Stockholder Representative (after the Closing) prior to deducting or withholding any amounts in respect of payments hereunder of its intent to deduct and withhold and (ii) cooperate with the recipients of such payments to minimize any such deductions and withholding.

Section 1.16  Further Actions. If, at any time after the Closing, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES BY THE COMPANY

Except as set forth in the corresponding sections or subsections of the disclosure schedule attached hereto (the “Company Disclosure Schedule”) (the disclosures in each section of which shall be deemed for all purposes to be part of the representations and warranties made in the corresponding Section or subsection of this Agreement, unless and to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), the Company represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

Section 2.1  Organization and Qualification.

(a)  Each Acquired Company is a corporation or company duly organized, validly existing, duly registered and in good standing (as applicable) under the laws of its jurisdiction of organization and has the requisite corporate power and authority to own, lease and operate all of its properties, rights and assets and to carry on its business as it is now being conducted. Each Acquired Company is duly qualified or licensed as a foreign corporation to do business (as applicable), and is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of the properties, rights and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not be material. None of the Acquired Companies are a publicly listed company. None of the Acquired Companies are in violation of the provisions of their respective Organizational Documents. Section 2.1(a) of the Company Disclosure Schedule lists every state or foreign jurisdiction in which each Acquired Company has employees, facilities or operations as of the date hereof.

(b)  Section 2.1(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each, direct and indirect, Subsidiary of the Company, their respective jurisdiction of organization and the ownership of the equity interests in such Subsidiaries. Except as set forth on Section 2.1(b) of the Company Disclosure Schedule, there are no other issued and outstanding equity interests of the Company’s Subsidiaries and no commitments or Contracts to issue any such equity interests. Except as set forth on Section 2.1(b) of the Company Disclosure Schedule, none of the Acquired Companies directly or indirectly own nor have ever owned any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any Liability of, any Person. All issued and outstanding equity interests in each Subsidiary of the Company are legally and beneficially owned by the Company or a wholly owned Subsidiary of the Company, free and clear of all Encumbrances (other than restrictions on transfer under applicable securities laws), and have been issued in compliance with all applicable securities laws. The Company has no outstanding physical stock certificates in connection with any Shares.

(c)  A complete and correct list of all current directors and officers of each of the Acquired Companies is set forth in Section 2.1(a) of the Company Disclosure Schedule.

(d)  Neither the Company nor any of the Stockholders or holders of equity interests in any of the Acquired Companies have ever approved or commenced any proceeding or made any election contemplating the dissolution, liquidation, administration, receivership or the winding up or cessation of the business or affairs of any Acquired Company.

(e)  None of the following has occurred or is pending in respect of any of the Acquired Companies:

(i)  an order for the winding up or liquidation of any of the Acquired Companies;

(ii)  the appointment of a statutory manager, receiver, liquidator, administrator or similar of the whole or any part of an Acquired Company’s assets or undertaking;

(iii)  the entering into of a scheme, arrangement, compromise or composition for the benefit of the creditors of an Acquired Company;

(iv)  the holder of any security interest having taken any action, or attempted or indicated in writing to an Acquired Company an intention to, exercise its rights under any security interest of which an Acquired Company is the grantor or to which it is subject; or

(v)  any event, matter or step in any other jurisdiction that is equivalent or analogous to any of (i) to (iv) above.

(f)  Each Acquired Company is able to pay its debts as and when they fall due.

(g)  The Acquired Companies have not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than their corporate or legal entity names as set forth in this Agreement and the Company Disclosure Schedules.

Section 2.2  Certificate of Incorporation and Bylaws; Minute and Transfer Books.

(a)  The Company has made available to Parent a complete and correct copy of the certificate of incorporation, business license, constitution, articles of association and bylaws, or equivalent organizational or constituent documents (collectively, as to any Person, its “Organizational Documents”), each as amended to date, of each of the Acquired Companies. Such Organizational Documents are in full force and effect.

(b)  The Company has made available to Parent complete and correct copies of the minute books or corporate books of each of the Acquired Companies. The minute or corporate books of each of the Acquired Companies contain complete and correct copies of the applicable stock ledger or share register (as applicable), register of shareholders (or central securities register, each as applicable), register of directors (where applicable), interests register (where applicable), all resolutions or minutes of meetings of and actions by the stockholders or shareholders, as applicable, of each of the Acquired Companies, the board of directors, managers, members or the executive director (or equivalent governing bodies) of each of the Acquired Companies, and all committees of such boards (or equivalent governing bodies) of each of the Acquired Companies, and accurately reflect all corporate actions of each of the Acquired Companies which are required by Applicable Law, their respective Organizational Documents to be passed by the stockholders, shareholders or the sole stockholder or shareholder, in each case, as applicable, of each of the Acquired Companies, the board of directors or the executive director (or equivalent governing bodies) of each of the Acquired Companies, or any committee of such boards (or equivalent governing bodies) of each of the Acquired Companies.

(c)  The Company has made available to Parent complete and correct copies of the transfer books or share registers (as applicable) of each of the Acquired Companies. The transfer books or share registers (as applicable) of each of the Acquired Companies accurately reflect all transactions in the shares of capital stock or shares, registered capital and other equity interests of each of the Acquired Companies.

Section 2.3  Capitalization.

(a)  The authorized capital stock of the Company consists solely of (i) 72,000,000 shares of Common Stock, par value $0.00001 per share, of which 17,191,469 shares are issued and outstanding on the date hereof, and (ii) 36,609,698 shares of Preferred Stock, par value $0.00001 per share, consisting of: (1) 2,639,508 shares designated as Series Seed Preferred Stock, of which 2,639,508 shares are issued and outstanding as of the date hereof, (2) 6,086,298 shares designated as Series A Preferred Stock, of which 6,086,298 shares are issued and outstanding as of the date hereof, (3) 7,132,413 shares designated as Series B Preferred Stock, of which 7,132,413 shares are issued and outstanding as of the date hereof, (4) 7,239,853 shares designated as Series C Preferred Stock, of which 7,239,853 shares are issued and outstanding as of the date hereof, (5) 6,823,672 shares designated as Series D Preferred Stock, of which 6,823,672 shares are issued and outstanding as of the date hereof, (6) 4,992,851 shares designated as Series E Preferred Stock, of which 4,992,851 shares are issued and outstanding as of the date hereof, (7) 1,664,283 shares designated as Series E-1 Preferred Stock, of which 1,664,283 shares are issued and outstanding as of the date hereof, and (8) 30,820 shares designated as Series E-2 Preferred Stock, of which 30,820 shares are issued and outstanding as of the date hereof. There are no other issued and outstanding Shares and no commitments or Contracts to issue any Shares other than pursuant to (x) the exercise of Options outstanding as of the date of this Agreement under the Company Option Plans or (y) outstanding Company Warrants. The Company holds no treasury shares. Section 2.3(a)(i) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (A) a true, correct and complete list of the names, email address and, if available, addresses of the Stockholders based on the Company’s records and the series and number of Shares owned by such Stockholder or other beneficial holder of Shares, as applicable and (B) the number of Shares that would be owned by such Stockholder or other beneficial holder. There are no Unvested Shares of the Company. Except as set forth in Section 2.3(a)(ii) of the Company Disclosure Schedule, all issued and outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by Law, the Organizational Documents or any Contract to which the Company is a party or by which the Company or any of its assets is bound. There are no declared or accrued but unpaid dividends or other distributions with respect to any Shares or other equity interest of the Company. All issued and outstanding Shares and all Options were issued in compliance with Applicable Law and all requirements set forth in the Organizational Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.

(b)  As of the date hereof, the Company has reserved 19,258,043 shares of Common Stock for issuance under the Company Option Plans, of which 14,104,855 shares of Common Stock are subject to outstanding and unexercised Options. Section 2.3(b) of the Company Disclosure Schedule sets forth a complete and correct list showing each outstanding Option, including (i) the name of the holder thereof, (ii) an indication of whether such holder is an employee or a non-employee of any Acquired Company, (iii) the number of shares of Common Stock issuable thereunder on the grant date, (iv) the exercise price per share with respect to any Option, (v) the number of shares of Common Stock subject thereto that are currently vested and unvested, (vi) the vesting schedule thereof (including the vesting commencement date and any accelerated vesting), (vii) the expiration date thereof, (viii) the residence of such holder thereof, (ix) whether any such Option is early exercisable, and (x) whether any such Option is intended to qualify as an “incentive stock option” (as defined in Section 422 of the Code). Each grant of Options was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all Applicable Laws and the terms of the Company Option Plans (including approval of the exercise price per share of such Options). No Options have been retroactively granted and the exercise price of any such Option has not been determined retroactively in contravention of Applicable Law. The Company has the requisite authority under the terms of the Company Option Plans and any other applicable Contract to take the actions contemplated by Section 1.8(a), and the adjustment or amendment of the terms, or cancellation, of the Options described in this Section 2.3(b) will, as of the Closing, be binding on the holders of the Options purported to be covered thereby. The Company has made available to Parent complete and correct copies of each form of stock option agreement, stock option exercise agreement or restricted stock purchase agreement utilized by the Company to grant Options (or if any individual agreements contain terms that materially deviate from such form, copies of such individual agreements) and the Company Option Plans.

(c)  Section 2.3(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Shares subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Company Warrant. True, correct and complete copies of each Company Warrant have been provided to Parent, and such Company Warrants have not been amended or supplemented since being provided to Parent, and there are no Contracts providing for the amendment or supplement of such Company Warrants. Except as set forth in Section 2.3(c) of the Company Disclosure Schedule, the terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants.

(d)  Except for the Shares set forth in Section 2.3(a) of the Company Disclosure Schedule, the Options set forth in Section 2.3(b) of the Company Disclosure Schedule, the Company Warrants set forth in Section 2.3(c) of the Company Disclosure Schedule, and the equity interests of any, direct or indirect, Subsidiaries of the Company set forth in Section 2.1(b) of the Company Disclosure Schedule, (i) there are no authorized, issued or outstanding equity interests of any of the Acquired Companies, and (ii) none of the Acquired Companies has issued or agreed to issue, or is obligated to issue, any (A) share of capital stock, registered capital or other equity or ownership interest, (B) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares of capital stock or other equity or ownership interests that are outstanding as of the date of the Agreement, (C) restricted stock, restricted stock units, profits interests, stock appreciation right, phantom stock, interest in the ownership or earnings of the Company or other equity equivalent, compensatory equity or equity-based award or right, or (D) bond, debenture or other Indebtedness having the right to vote or convertible or exchangeable for securities or registered capital having the right to vote. Except as set forth in Section 2.3(a)(ii) of the Company Disclosure Schedule, there are no outstanding obligations of any of the Acquired Companies to repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of or that restrict the transfer of, the issued or unissued capital stock, registered capital or other equity or ownership interests of any of the Acquired Companies.

(e)  Except as set forth in Section 2.3(a)(ii) of the Company Disclosure Schedule, there are no Contracts relating to the voting, purchase, sale or transfer of any Shares or equity interests (i) between or among any of the Acquired Companies, on the one hand, and any Stockholder, on the other, and (ii) to the knowledge of the Company, between or among any of the Stockholders. Except as set forth in Section 2.3(e) of the Company Disclosure Schedule, neither the Company Option Plans nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Options that are not vested as of the date of this Agreement requires or otherwise provides for any accelerated vesting of any Options that are not vested as of the date of this Agreement or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or Parent, or any other event, whether before, upon or following the Closing or otherwise.

(f)  Section 2.3(f) of the Company Disclosure Schedule identifies each Person with an offer letter or other Contract that contemplates a grant of Options, equity interests or other securities of any of the Acquired Companies, or who has otherwise been promised Options, equity interests or other securities of the Company, in each case, which options have not been granted, or other securities have not been issued, as of the date of this Agreement (each, a “Specified Person”).

(g)  No Acquired Company has received, since the date such Acquired Company was formed or incorporated, government grants, loans or similar funding or incentives, from any Governmental Entity or academic institution.

(h)  No dividends or other distributions have been declared, made or paid at any time by an Acquired Company.

Section 2.4  Authority.

(a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement and every other Transaction Document to which it is or, at the Closing, will become a party (each, a “Company Transaction Document”) and, subject only to obtaining the Requisite Stockholder Approval, to perform its obligations under this Agreement and each other Company Transaction Document and to consummate the Transactions. The execution and delivery of this Agreement and each other Company Transaction Document, and the consummation of the Transactions, have been duly and validly authorized by the Company Board. Except for obtaining the Requisite Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and every other Transaction Document, or to consummate the Transactions. The execution and delivery of the Written Consents by the Principal Stockholders shall constitute the Requisite Stockholder Approval. This Agreement and each Company Transaction Document have been or, at the Closing, will be, as the case may be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute, or with respect to any Transaction Document to be executed at the Closing, will constitute, the valid, legal and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, administration, receivership, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity (collectively, the “Enforceability Exceptions”).

(b)  The Company Board has unanimously (i) determined that this Agreement, the Merger and the other Transactions are advisable and fair to, and in the best interests of the Company and its Stockholders; (ii) approved and declared advisable this Agreement, the Merger and the other Transactions upon the terms and subject to the conditions set forth herein in accordance with applicable provisions of Delaware Law, as applicable; and (iii) directed that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to the Stockholders for consideration and recommended that all of the Stockholders adopt this Agreement and approve the Merger.

(c)  The approval of Stockholders representing (i) a majority of the outstanding Shares, (ii) sixty percent (60%) of the outstanding shares of Preferred Stock, voting on an as-converted basis, and (iii) a majority of the outstanding shares of Common Stock are the only vote of the holders of Shares necessary to adopt and approve this Agreement and approve the Transactions under Applicable Law, the Company’s Organizational Documents and otherwise (the “Requisite Stockholder Approval”).

Section 2.5  No Conflict; Required Consents and Approvals.

(a)  The execution, delivery and performance by the Company of this Agreement and each of the Transaction Documents to which the Company is or will be a party, and the consummation of the Transactions, do not and will not: (i) conflict with or violate the Organizational Documents of any of the Acquired Companies; (ii) conflict with or violate any Applicable Law; or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, require any consent of or notice to any Person pursuant to, or give to others any right of termination, modification, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property, right or asset of any of the Acquired Companies pursuant to, or otherwise adversely affect the rights or obligations of any of the Acquired Companies under, or result in the loss of any benefit under, any Material Contract Inbound IP Grant or Outbound IP Grant (for listing purposes only, limited to those IP Grants required to be listed under Sections 2.14(b)(i) and 2.14(b)(ii)) or Company Permit, except to the extent that the occurrence of any of the foregoing items set forth in clause (iii) would not be material.

(b)  The Company and the Transactions are not, and by the passage of time will not be, subject to a right of first negotiation, right of first offer or refusal, or any other similar right granted by the Company (or any of its Affiliates) to and in favor of a third party with respect to an Acquisition Proposal or a potential Acquisition Proposal or that would reasonably be expected to affect the compliance of any of the exclusivity obligations under Section 4.9, or cause any delays in the consummation of the Transactions.

(c)  The execution, delivery and performance by the Company of this Agreement and each of the Company Transaction Documents, and the consummation of the Transactions do not require any consent, approval, authorization or Permit of, or filing with or notification to, any Governmental Entity for such performance or in order to prevent the termination of any right, privilege, license or qualification of any of the Acquired Companies, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of a notification and report form under the HSR Act and the expiration or termination of all applicable waiting periods thereunder or any other Antitrust Law, and (iii) those consents, approvals, authorizations, Permits, filings or notifications listed in Section 2.5(a) of the Company Disclosure Schedule.

Section 2.6  Compliance with Applicable Law; Permits.

(a)  Each Acquired Company is and has at all times been in compliance with all Applicable Laws, including Environmental Laws. None of the Acquired Companies have in the last three (3) years received any written notice, Order, complaint or other communication from any Governmental Entity or any other Person that any Acquired Company has any Liability under any Applicable Law or that it is not or has at any time not been in compliance with any Applicable Law. No investigation or review by any Governmental Entity regarding a violation of any Applicable Law with respect to any Acquired Company has occurred in the last three (3) years, is pending or, to the knowledge of the Company, threatened. All Company Products comply with all Applicable Laws. None of the Acquired Companies’ Company Software is subject to any restrictions associated with the Covered List administered by the Federal Communications Commission.

(b)  The Acquired Companies are in possession of all Permits necessary for any of the Acquired Companies to lawfully own, lease and operate its properties, rights and assets and to lawfully carry on its business as it is now being conducted, other than those immaterial to the conduct of the Acquired Companies’ business (the “Company Permits”), a complete and correct list of which is set forth in Section 2.6(b) of the Company Disclosure Schedule. Each Acquired Company is and has at all times been, in compliance with all such Company Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Company Permit has occurred, is pending or, to the knowledge of the Company, threatened. Each Acquired Company will continue to have the use and benefit of all Company Permits immediately following consummation of the Transactions.

Section 2.7  Financial Statements.

(a)  Section 2.7(a) of the Company Disclosure Schedule sets forth the following financial statements (collectively, the “Financial Statements”):

(i)  the audited consolidated balance sheets of the Acquired Companies as of December 31, 2024 and December 31, 2025 (the most recent of which, the “Balance Sheet” and the date of such Balance Sheet, the “Balance Sheet Date”) and the related audited consolidated statements of income and cash flows for each of the fiscal year then ended, including in each case any notes thereto; and

(ii)  an unaudited consolidated balance sheet of the Acquired Companies as of June 30, 2026 (the “Interim Balance Sheet” and the date of such Interim Balance Sheet, the “Interim Balance Sheet Date”) and the related unaudited consolidated statements of income and cash flows for the six (6) months then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”).

(b)  Each of the Financial Statements (i) has been derived from and in accordance with the books and records of the Acquired Companies, (ii) has been prepared in accordance with Applicable Law and the Accounting Principles applied on a consistent basis throughout the periods indicated (except that the Interim Financial Statements need not contain footnotes and other presentation items that may be required by GAAP), and (iii) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Acquired Companies as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring quarter-end adjustments and year-end adjustments consistent with past practice that will not, individually or in the aggregate, be material.

(c)  The Acquired Companies maintain systems of internal accounting controls designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in accordance with the Accounting Principles and to maintain accountability for assets of the Acquired Companies, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets of the Acquired Companies is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences. None of the Acquired Companies, the Company’s independent auditors or, to the knowledge of the Company, any current or former employee, consultant or director of any Acquired Company, has identified or been made aware of (A) any significant deficiency or material weakness in the internal accounting controls utilized by the Acquired Companies, (B) any fraud, whether or not material, that involves management or any other current or former employee, consultant, contractor or director of the Acquired Companies who has a role in the preparation of financial statements or the internal accounting controls utilized by the Acquired Companies, or (C) any claim or allegation regarding any of the foregoing. None of the Acquired Companies or, to the knowledge of the Company, any Representative of any Acquired Company have received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of any Acquired Company or their internal accounting controls or any material inaccuracy in the financial statements of any Acquired Company. No attorney representing any Acquired Company, whether or not employed by any Acquired Company, has reported to the Company Board or any committee thereof (or any similar body of any Subsidiary) or to any director or officer of any Acquired Company, evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by any Acquired Company or their Representatives, respectively.

(d)  Section 2.7(d) of the Company Disclosure Schedule sets forth a complete and correct list of each item of Indebtedness (but not including any Accrued Pre-Closing Taxes) as of, and the amount of such indebtedness as of the close of business on, the date of this Agreement. No such Indebtedness contains any restriction upon the prepayment of any of such Indebtedness. With respect to each item of such indebtedness, no Acquired Company is in default and no payments are past due. No Acquired Company has guaranteed or is responsible or has any Liability for any Indebtedness of any other Person, and no Acquired Company has guaranteed any other obligation of any other Person.

(e)  All accounts receivable reflected in the Interim Financial Statements and all accounts receivable of the Company accrued since the date of the Interim Balance Sheet (the “Receivables”) resulted from the bona fide sale of inventory or services by any of the Acquired Companies or represent other bona fide obligations in favor of any of the Acquired Companies in the ordinary course of business. All of the Receivables deemed uncollectible have been reserved against on the Financial Statements in accordance with GAAP. The Receivables in the aggregate are not subject to any pending or threatened defense, counterclaim, right of offset, returns, allowances or credits, except for contractual allowances, refund obligations and early payment discounts in the ordinary course of business and except to the extent reserved against the Receivables in accordance with GAAP. The Receivables have been valued in accordance with GAAP, consistently applied. Section 2.7(e) of the Company Disclosure Schedule sets forth, as of the date hereof, a complete and correct list of (i) all overdue Receivables and (ii) all Receivables that were invoiced in the preceding ten (10)-day period.

Section 2.8  Absence of Changes. Since the Interim Balance Sheet Date and through the date of this Agreement, (a) the Acquired Companies have conducted their businesses, individually and in the aggregate, in all material respects only in the ordinary course of business, (b) there has not occurred a Material Adverse Effect, (c) the Acquired Companies have not suffered any material loss, damage, destruction or other casualty affecting any of their material properties, rights or assets, whether or not covered by insurance, and (d) the Acquired Companies have not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.2.

Section 2.9  No Undisclosed Liabilities. Except as and to the extent accrued or reserved against in the Balance Sheet or Interim Balance Sheet, the Acquired Companies do not have any Liability (whether or not required by the Accounting Principles to be set forth on a consolidated balance sheet of the Acquired Companies), except for (a) Liabilities accrued on or reserved against in the Interim Balance Sheet, (b) Liabilities incurred in connection with the Transaction Documents and the Transactions or (c) Liabilities that are executory performance obligations arising under Contracts none of which, in each case of clauses (a)-(c), is a Liability resulting from breach of contract (including for breach of any representation, warranty, covenant or agreement), tort, fraud, infringement, lawsuit, violation of law or environmental liability or cleanup or any claim related to any of the foregoing.

Section 2.10  Litigation. No Proceeding against any of the Acquired Companies, or any property, right or asset of any of the Acquired Companies, or any of the directors or officers of any of the Acquired Companies with regard to their actions as such, has occurred in the last three (3) years, is pending or threatened in writing. No Proceeding seeking to prevent, hinder, modify, delay or challenge the

Transactions has occurred or is pending or, to the knowledge of the Company, threatened. There is no outstanding Order, pending Proceeding, or, to the knowledge of the Company, threatened Proceeding by any Governmental Entity relating to any of the Acquired Companies, any of its respective properties, rights or assets, any of its officers or directors or the Transactions. There is no Proceeding by any of the Acquired Companies pending, or which any of the Acquired Companies is currently commencing preparations to initiate, against any other Person.

Section 2.11  Employee Benefits.

(a)  List of Employee Plans. Section 2.11(a) of the Company Disclosure Schedule sets forth a complete and correct list of all Employee Plans by jurisdiction other than (i) individual offer letters and employment agreements with employees that are terminable at-will by any of the Acquired Companies without severance or change of control pay or benefits that are, in each case, no greater than required by Applicable Law, in which case only the forms of such agreements are listed, (ii) individual equity award agreements under the Company Option Plans that do not deviate from the Company’s standard forms of equity award agreements under the Company Option Plans, in which case only such standard forms of equity award agreement under the Company Option Plans are listed, and (iii) individual service agreements with consultants, advisors, or other independent contractors of any of the Acquired Companies that are terminable without penalty on not more than thirty (30) days’ notice, in which case only forms of such agreements are listed, unless any such agreement provides severance or change of control pay or benefits that are, in each case, greater than required by Applicable Law. “Employee Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA whether or not such plans are subject to ERISA) and all bonus, commissions, stock option, stock purchase, restricted stock, or other stock-related awards, bonus, incentive, deferred compensation, retiree medical or life insurance, disability, pension, health, dental, disability, life insurance, welfare or fringe benefit, vacation benefits (including annual leave and long service leave, as applicable), retirement (including superannuation contributions under the Australian Superannuation Guarantee Legislation), supplemental retirement, severance, change in control, tax gross-up, overtime working pay or other compensatory or benefit plans, programs, agreements or arrangements, and all employment, individual consulting, termination, severance or change in control Contracts, in each case, which are entered into, maintained by, contributed to, required to be contributed to, or sponsored by any of the Acquired Companies for the benefit of any current or former employee, independent contractor, officer, director or other individual service provider of any Acquired Company or any of their respective dependents or beneficiaries, or with respect to which any Acquired Company has or would reasonably be expected to have any Liability, including any PEO Plan; regardless of whether it is mandated under local Law, voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or noncontributory; provided that any governmental plan or program requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of an employee, and arrangements and obligations pursuant to the KiwiSaver Act will not be considered an “Employee Plan” for these purposes.

(b)  Employee Plans Made Available. With respect to each Employee Plan, the Company has made available to Parent a complete and correct copy, to the extent applicable, of the following: (i) the Employee Plan document and all amendments thereto (or, if not written, a written summary of its material terms); (ii) any trust agreement, insurance policy or other funding Contract; (iii) the current member booklet and the most recent summary plan description and any summary of material modifications thereto; (iv) the three (3) most recently filed annual reports (IRS Form 5500 Series or otherwise, including all applicable schedules); (v) the most recently received IRS determination, advisory or opinion letter for each such Employee Plan relating to the tax-qualified status of such Employee Plan; (vi) the three (3) most recently prepared actuarial or other valuation reports and financial statements in connection with each such Employee Plan; (vii) the three most recent nondiscrimination testing results with respect thereto; (viii) any material employee communications relating to such Employee Plan; (ix) all material or non-routine correspondence to or from any Governmental Entity during the last six (6) years relating to such Employee Plan; and (x) a list of the superannuation funds to which the relevant Acquired Company makes contributions for the purposes of the Australian Superannuation Guarantee Legislation. The Acquired Companies do not have any express or implied commitment: (A) to create, incur Liability with respect to or cause to exist any new compensation or employee benefit plan, program, agreement or arrangement; (B) to enter into any Contract to provide compensation or benefits to any individual; or (C) to modify, change or terminate any Employee Plan, other than with respect to a modification, change or termination required by ERISA or the Code or Applicable Law.

(c)  Multiemployer Plans, Multiple Employer Plans, Title IV Plans and Certain Funded Plans. None of the Employee Plans is, or ever has been, and neither the Company nor any of its ERISA Affiliates has or has ever had any Liability in respect of, (i) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA or any Applicable Law, (ii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any of its ERISA Affiliates could incur Liability under Section 4063 or 4064 of ERISA, (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a plan that is subject to Title IV of ERISA or Section 412 of the Code, (v) a “funded welfare plan” within the meaning of Section 419 of the Code, (vi) a “registered pension plan” as such term is defined in subsection 248(1) of the ITA, (vii) a “retirement compensation arrangement” as such term is defined in subsection 248(1) of ITA, or (viii) a “salary deferral arrangement” as such term is defined in subsection 248(1) of the ITA.

(d)  Severance Plans, Change in Control Plans and Retiree Plans. Except as set forth on Section 2.11(d) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event(s)) will: (i) entitle any current or former employee, consultant, independent contractor, advisor, or other individual service provider of any Acquired Company to any payment of separation, severance, termination or other similar benefits; (ii) obligate any Acquired Company to make any compensatory payment or distribution to such Person (other than payment of ordinary course wages to current employees or ordinary course compensation to current independent contractors, in each case, for services performed for the Acquired Companies in the ordinary course of business); (iii) increase any amount or value of compensation or benefit payable to such Person; (iv) forgive any indebtedness of such Person, in whole or in part; (v) fund any compensation or benefits; or (vi) accelerate any payment or benefit to, or result in any vesting with respect to, the amount of compensation or benefits paid to any such Person. No Employee Plan provides for or promises, and neither the Company nor any of its ERISA Affiliates has any Liability in respect of, any post-termination medical, welfare, disability or life insurance benefits for any current or former employee or other individual service provider of any Acquired Company (or any dependent or beneficiary thereof), except as required by COBRA.

(e)  Compliance with Law. Each Employee Plan is now, and has been at all times in the prior six (6) years, established, operated, funded and administered in all respects in accordance with its terms and the requirements of all Applicable Laws, including ERISA, Labor and Employment Laws and the Code. The Acquired Companies have performed all obligations required to be performed by them and are not in any respect in default under or in violation in any respect under any Employee Plan and, to the knowledge of the Company, no such default or violation by any other party to any Employee Plan has occurred. With respect to each Employee Plan, as applicable, (i) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur; (ii) no breach of fiduciary duty has occurred in connection with which any Acquired Company, or, to the knowledge of the Company, a third party plan fiduciary, could reasonably be expected to incur any Liability; and (iii) no event has occurred and, to the knowledge of the Company, no condition exists that could reasonably be expected to result in the imposition of an excise tax upon the Company or any of its ERISA Affiliates under Chapter 43 of the Code. Each Employee Plan may be unilaterally amended or terminated by the Company, in whole or in part, without Liability, subject only to approvals and payments required by Applicable Law. The Acquired Companies are in compliance in all respects with (x) the applicable requirements of Section 4980B of the Code and any similar state law, and (y) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

(f)  Determination Letters. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a timely favorable determination, advisory or opinion letter from the IRS as to its qualification. Each trust established in connection with any Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt. To the knowledge of the Company, no fact or event has occurred since the date of such determination, advisory or opinion letter from the IRS that could reasonably be expected to adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust. Each Employee Plan that is maintained primarily for employees in Canada and is intended to qualify for tax-preferred or tax-exempt status has been duly registered in accordance with Applicable Law and no fact or event has occurred that could reasonably be expected to adversely affect the registered status of any such Employee Plan.

(g)  Contributions. All contributions, premiums or payments required to be made with respect to any Employee Plan have been made on or before their due dates or, if not yet due, are reflected on the Interim Financial Statements.

(h)  No Proceedings. No Proceeding (other than routine claims for benefits in the ordinary course of business consistent with the past practice of the Acquired Companies) has occurred, is pending or, to the knowledge of the Company, is threatened, anticipated or expected to be asserted with respect to any Employee Plan, including by any current or former employee, independent contractor or other individual service provider of any Acquired Company (or any dependent or beneficiary thereof) covered under any Employee Plan, or otherwise involving any Employee Plan (including against any Acquired Company, any trustee or fiduciary of any Employee Plan or any assets of any trust of any Employee Plan).

(i)  International Employee Plans. Each International Employee Plan (if any) has been established, maintained and operated in all respects in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws applicable to such International Employee Plan, including the Australian Superannuation Guarantee Legislation. The Acquired Companies have performed all obligations required to be performed by them under and are not in default under or in violation of any International Employee Plan. Furthermore, all required contributions to all International Employee Plans have been timely made, and no International Employee Plan has unfunded liabilities, that as of the Closing, shall not be fully offset by insurance or are not accurately and fully reflected on the Acquired Companies’ financial statements and accrued in accordance with applicable accounting principles consistently applied. With respect to any superannuation or pension funds to which DroneDeploy AUS contributes or is obliged to contribute (i) DroneDeploy AUS has paid at least the prescribed minimum level of superannuation support for each of the current and former employees and independent contractors, so as to not incur a shortfall amount or charge under the Australian Superannuation Guarantee Legislation, (ii) DroneDeploy AUS has made all superannuation contributions required under any Australian Industrial Instrument for the current and former employees and independent contractors and have satisfied in all material respects all laws relating to superannuation applicable to DroneDeploy AUS, and (iii) each Employee Plan that is a superannuation fund is a complying superannuation fund within the meaning of the Australian Superannuation Guarantee Legislation. Except as required by Applicable Laws, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason without Liability to the Company or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits). No action is pending or, to the knowledge of the Company, threatened in writing that would result in Liability under an International Employee Plan to the Company or its ERISA Affiliate. No International Employee Plan is a defined benefit pension plan or final salary pension scheme and no Acquired Company is (or has ever) been a participating employer of a defined benefit or final salary pension scheme in any jurisdiction wheresoever, including without limitation, party to any guarantee, indemnity, arrangement or agreement of any kind relating to the funding of any defined benefit scheme or which could give rise to any payment or contribution liability or any other liability of any kind to or in relation to any defined benefit scheme or final salary pension scheme.

(j)  KiwiSaver. Each Acquired Company, including for the avoidance of doubt DroneDeploy NZ, that employs or has employed individuals in New Zealand, is, and at all times has been, in full compliance with its obligations under the KiwiSaver Act, including having deducted and paid all employer and employee contributions and Taxes which it is obliged to deduct or pay under the KiwiSaver Act.

Section 2.12  Labor and Employment Matters.

(a)  Census.

(i)  Section 2.12(a)(i) of the Company Disclosure Schedule contains a list of the legal name of each employee, worker, consultant, individual independent contractor (including individuals who provide services through an entity wholly owned and operated by such individuals), advisor, and other individual service provider of any Acquired Company (including those employed or engaged through a Client Service Agreement or third party), as of the date of this Agreement, provided that such list shall be anonymized to the extent disclosure of such information would be prohibited by Data Protection Laws without the individual’s consent, and for each such Person, as applicable: (i) form of engagement (i.e., employee, worker, consultant, independent contractor, advisor, or other service provider); (ii) title; (iii) work location (including country, state/province, and city); (iv) employing or engaging entity name; (v) hire date; (vi) visa or work permit status (including, if applicable, the type of visa or work permit and expiration date); (vii) annual salary, hourly rate, or consulting fees, or other terms of compensation; (viii) total number of accrued, unused paid time off days (including, to the extent applicable, annual leave, sick leave, personal/carers’ leave, long service leave (as applicable), alternative holidays and family violence leave under the Holidays Act); (ix) as applicable, classification as exempt or non-exempt under Applicable Law; (x) eligibility for incentive compensation, commissions, or bonus arrangements with respect to such Person; and the amounts of any commissions or bonuses earned that have not yet been paid; (xi) whether the individual is on a temporary, part time, casual, or full time status (and if part time, the number of hours scheduled to work per week); (xii) whether the individual is entitled to advance notice prior to termination (and any severance, termination payment or benefit (in cash or otherwise) required in the event of termination); (xiii) whether the individual participates in KiwiSaver and the applicable contribution rate; (xiv) whether the individual is on a fixed term employment agreement, and if so the expiry date of such fixed term and the reason for the fixed term employment relationship; (xv) leave of absence status or intention to go on leave (and the date the leave commenced and the date the leave is expected to end); and (xvi) any promises or commitments made by any Acquired Company with respect to changes or additions to compensation or benefits. No such employee, worker, consultant, independent contractor, advisor, or other service provider has advised any Acquired Company of their intention to terminate their employment or engagement with the Acquired Companies for any reason within the twelve (12)-month period following the Closing Date.

(ii)  Except as set forth on Section 2.12(a)(ii) of the Company Disclosure Schedule, each current employee, worker, consultant, independent contractor, advisor, and other individual service provider of any Acquired Company has executed such Acquired Company’s (or in the case of service providers employed by a third party, its service provider’s) standard template offer letter, standard template employment agreement, standard template consultant, independent contractor, worker, or advisor agreement, and standard template confidentiality and inventions assignment agreements, as applicable, and each Acquired Company has made available signed copies of all such agreements signed by each current employee or service provider to Parent.

(b)  Work Authorization. All current employees of the Acquired Companies are lawfully entitled to work in the location where they are providing services, and, no employee of any Acquired Company is working in violation of any applicable immigration Law or any visa, work permit, or other work authorization. Each Acquired Company has appropriate, complete, and accurate work authorization documentation (including, where required by Applicable Law, a Form I-9 or such applicable immigration compliance documentation in accordance with Applicable Law), timely and properly completed in accordance with Applicable Law in all material respects, for each current and former employee for whom such documentation was required under Applicable Law, and no Acquired Company has received any written notice, inquiry, or audit from any Governmental Entity with respect to the employment eligibility of any of its current or former employees or the adequacy of its work authorization records.

(c)  Third Party Employees. The Company has made available to Parent complete and correct copies of all client service agreements between an Acquired Company and any third party agency, professional employer organization, or similar entity through which any Company employees are engaged including all addenda, schedules, exhibits and other attachments thereto (“Client Service Agreements”). No employee, worker, consultant, independent contractor, advisor or any other individual service provider of any Acquired Company is currently seconded to or from the Acquired Companies. Each Acquired Company has complied in all material respects with its responsibilities and obligations under the Client Service Agreements. Each Acquired Company has complied in all material respects with Applicable Laws regarding subcontracting of personnel.

(d)  No Protection against Termination of Employment. Except as set forth in Section 2.12(d) of the Company Disclosure Schedules, the employment or engagement of all employees, workers, consultants, independent contractors, advisors, and other individual service providers of any Acquired Company (i) located in the United States is terminable “at will” without any penalty, advance notice, or severance obligations on the part of the Acquired Companies under any Labor and Employment Laws or any Contract (other than amounts owed as of the date of termination or as required under Applicable Law); (ii) located outside of the United States (other than in New Zealand) is terminable at any time for any reason on no more than three (3) months’ notice or payment in lieu of notice without any penalty, or severance obligations on the part of the Acquired Companies under any Labor and Employment Laws or any Contract (other than amounts owed as of the date of termination or as required under Applicable Law) and (iii) located in New Zealand is terminable for “cause”, in accordance with contractual notice requirements, and following a full and fair process, in accordance with applicable Labor and Employment Laws.

(e)  Paid in full. Except as set forth in Section 2.12(e) of the Company Disclosure Schedules (i) each current and former employee or independent contractor of each Acquired Company has been paid in full all amounts due and payable to them by each Acquired Company as of the date of this Agreement, including all leave entitlements (as applicable) in accordance with Australian Employment Laws and Australian Industrial Instruments; and (ii) no Acquired Company has given any commitment (whether legally binding or not) to increase or supplement any remuneration, compensation or benefit of an employee or contractor.

(f)  Classification. All individuals who are or were engaged by any Acquired Company other than as employees (including all consultants, advisors, independent contractors, and other non-employee service providers) have been, and are, correctly classified under all applicable Labor and Employment Laws by the Acquired Companies as “independent contractors” (or comparable non-employee status under applicable non-U.S. Laws) rather than “employees” and, with respect to those individuals still performing consulting services for the Acquired Companies as of the Closing Date, such individuals will qualify for such classification and would not be entitled to the rights of an employee of the Acquired Companies. All individuals who are or were classified as “employees” of any Acquired Company have been, and as of the Closing Date are, correctly classified under all Labor and Employment Laws (including the Fair Labor Standards Act or similar Applicable Laws) as exempt or non-exempt, as the case may be. No Acquired Company has any Liability arising out of or relating to any misclassification of any employee as exempt or non-exempt or any worker as an independent contractor rather than employee, as the case may be, and no Acquired Company has received any written notice, inquiry, claim, or audit from any Governmental Entity or other Person challenging or questioning any such classification.

(g)  Compliance with Laws. Each Acquired Company is and has at all times been in compliance in all material respects with all Labor and Employment Laws, employment contracts and their own handbooks, codes of conduct, practices and policies relating to labor and employment matters. Each Acquired Company, with respect to any current or former employee, worker, consultant, independent contractor, advisor, or service provider: (i) has withheld and reported all amounts required by Applicable Law or by agreement to be withheld and reported with respect to wages, bonuses, benefits, salaries, workers’ profit sharing and other payments and compensation; (ii) has not been and is not liable for any arrears of wages, bonuses, overtime pay, vacation time or paid time off, social security payments, severance pay or any Taxes or any penalty for failure to comply with any Laws related to the foregoing; and (iii) has not incurred liability for any failure to make payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations. No Acquired Company is a joint employer with any other Person (and no claims to the contrary have been received by any Acquired Company). There is no action against an Acquired Company pending, or, to the knowledge of any Acquired Company, threatened relating to any labor, statutory, contractual, work health and safety or discrimination matters involving any employee of an Acquired Company, including charges of breach of Labor and Employment Laws, contract or other obligation owed to employees, to employee representatives or to contractors, or discrimination complaints and no event or condition exists which is reasonably likely to result in any such matters, charges or complaints.

(h)  Claims. No Proceeding has occurred, is pending, or, to the knowledge of the Company, has been threatened against any Acquired Company related to any labor and employment matter, including with respect to any Labor and Employment Laws and each Acquired Company’s current and former employees, workers, applicants, consultants, independent contractors, advisors, and other individual service providers, and there is no basis for any such Proceeding or any facts or circumstances known to any Acquired Company that are likely to result in a claim or Proceeding (including, but not limited to, any Proceeding against any Acquired Company under any worker’s compensation policy or long-term disability policy, any audits by a Governmental Entity with respect to the Acquired Companies’ compliance with Labor and Employment Laws, and any complaint, claim or charge of discrimination with the Equal Employment Opportunity Commission or similar state agency, any foreign labor agencies or any other Governmental Entity). There is no unsatisfied order, judgment or award against any Acquired Company.

(i)  Misconduct. No allegations of discrimination, retaliation, harassment, sexual harassment or sexual misconduct have been made in the past six (6) years against any current or former officer, employee, worker, consultant, independent contractor, advisor, or other individual service provider of any Acquired Company. The Acquired Companies have not, in the past six (6) years, conducted any investigation or been a party to a settlement agreement with a current or former officer, employee, worker, consultant, independent contractor, advisor, subcontracted personnel or service provider that relates to allegations of discrimination, retaliation, harassment, sexual harassment or sexual misconduct. Each Acquired Company has established and distributed to its officers, employees, workers, consultants, independent contractors, advisors and all other individual service providers of the Acquired Companies, a policy against harassment and a complaint procedure (to the extent required by Labor and Employment Laws), and it has required each current and former officer, employee, worker, consultant, independent contractor, advisor and any other individual service provider of the Acquired Companies, to undergo anti-harassment training to the extent required by Applicable Law.

(j)  Unions. No Acquired Company is, nor has it ever been, a party to or bound by any Labor Agreement or Australian Industrial Instrument, nor is it in the process of negotiating any Labor Agreement or Australian Industrial Instrument. No Acquired Company is a party to, or bound by, any unregistered agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting employees. No Acquired Company has recognized nor received a demand for recognition from any labor organization. No Acquired Company has failed to meet any obligations to create a works council, trade union or establish employee representatives or other labor organization. None of the employees or workers of any Acquired Company is represented by any labor organization, employee representative, trade union or works council, and to the knowledge of the Company, there are no activities or proceedings of any labor union or any employee or worker or group of employees or workers of any Acquired Company to organize or attempt to organize any such employees or workers. No Acquired Company is party to any Labor Agreement, and no labor organization, employee representative, trade union, works council or similar organization must be notified or consulted in connection with the Transactions. No labor strike, work slowdown or work stoppage by employees or workers of any Acquired Company, or against any Acquired Company, has occurred or, to the knowledge of the Company, is pending or threatened. No employee is a member of any trade union. There is no existing, threatened or pending industrial dispute or industrial action involving an Acquired Company and any of its employees and has been none in the last five (5) years and there are no facts or circumstances which are likely to result in such an industrial dispute.

(k)  Redundancy. Except as set forth in Section 2.12(k) of the Company Disclosure Schedules, no Acquired Company is a party to, or bound by, any policy, practice or obligation regarding redundancy or similar payments to employees, independent contractors or consultants which is more generous (or onerous to an Acquired Company) than the Australian Employment Laws in relation to an Acquired Company.

(l)  WARN Act. The Acquired Companies have never engaged in any action that required, or could have reasonably been expected to require, advance notice pursuant to the Worker Adjustment and Retraining Notification Act (29 USC §2101) or state “mini-WARN” Act (collectively, the “WARN Act”) or similar non-U.S. Laws (including mass or group termination Laws in Canada), nor have the Acquired Companies otherwise been subject to the WARN Act or any other similar Applicable Law.

(m)  Restrictive Covenants. No current employee, worker, consultant, independent contractor, advisor, or other individual service provider of any Acquired Company is a party to any nondisclosure agreement, confidentiality agreement, non-competition agreement, non-solicitation agreement, restrictive covenant agreement, or similar agreement or obligation with a former employer or other Person that reasonably could limit, curtail or restrict the ability of such Person to be employed or engaged by any of the Acquired Companies. No current or former employee, worker, consultant, independent contractor, advisor, or other individual service provider of any Acquired Company is in violation in any respect of any nondisclosure agreement, confidentiality agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or similar obligation: (i) to any Acquired Company, or (ii) to a former employer relating (A) to the right of any such Person to be employed or engaged by any Acquired Company or (B) to the knowledge or use of trade secrets or proprietary information.

(n)  TUPE. No Acquired Company has, in the immediately preceding five (5) years to this Agreement, been a party to any relevant transfer pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006 (or any similar or equivalent legislation in any jurisdiction wheresoever) and no current or former employee, worker, consultant, independent contractor, advisor or other individual service provider of any Acquired Company has any right to an enhanced early retirement pension.

(o)  Change in Control. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Transactions will, individually or in combination with the occurrence of any other event (whether contingent or otherwise), (i) result in any payment or benefit (including severance, change of control payment, golden parachute, bonus, or otherwise) becoming due or payable, or required to be provided, to any current or former employee, worker, consultant, independent contractor, advisor, or other individual service provider of any Acquired Company, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, worker, consultant, independent contractor, advisor, or other individual service provider of any Acquired Company, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any current or former employee, worker, consultant, independent contractor, advisor, or other individual service provider of any Acquired Company, (v) terminate the employment or engagement or cause the employment or engagement of any current employee, worker, consultant, independent contractor, advisor, or other individual service provider of any Acquired Company to be terminated, (vi) permit any current employee, worker, consultant, independent contractor, advisor, or other individual service provider of any Acquired Company to treat themselves as dismissed or otherwise released from any obligation to any Acquired Company, or (vii) result in the forgiveness in whole or in part of any outstanding loans made by any Acquired Company.

(p)  Independent Contractors. Each Acquired Company complies and has previously complied in all material respects with their obligations under any terms of engagement of contractors or appointment of officers, and all Law applicable to their engagement or appointment (including Labor and Employment Laws and all policies, codes of conduct and practices binding on the Acquired Company relevant to conditions of engagement of its contractors or appointment of officers and to the relations between it and the contractors and officers respectively). Each current or former independent contractor, consultant or agent engaged by each Acquired Company has entered into customary covenants regarding confidentiality, non-competition and assignment of Intellectual Property Rights in such contractor’s agreement with the relevant Acquired Company.

(q)  Holidays Act. Each Acquired Company, including for the avoidance of doubt DroneDeploy NZ, that employs or has employed individuals in New Zealand is, and at all times has been, in full compliance with all obligations under the Holidays Act, including with respect to:

(i)  the accrual, calculation and payment of annual holidays (including the calculation of gross earnings and the payment of the greater of ordinary weekly pay and average weekly earnings, as applicable); and

(ii)  the calculation and payment of public holidays (including the determination of whether a day is an otherwise working day), sick leave, bereavement leave and family violence leave (including the calculation of relevant daily pay or, where applicable, average daily pay).

(r)  Workers Compensation. Except as set forth in Section 2.12(r) of the Company Disclosure Schedules, each Acquired Company: (i) has workers’ compensation insurance in place in respect of its employees; (ii) has registered with the applicable workplace safety and insurance or workers’ compensation board or similar Governmental Entity in each jurisdiction where such registration is required; (iii) has paid all premiums, assessments and contributions required to be paid under applicable workers’ compensation or workplace safety and insurance legislation when due, and has no outstanding Liability in respect thereof; (iv) is not the subject of any current workers’ compensation claim and is not aware of any future claim; (v) has not been subject to an external audit by a Governmental Entity in the three (3) years preceding the date of this Agreement in relation to workers’ compensation matters; and (vi) has not received any notice of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment from any workplace safety and insurance or workers’ compensation board or similar Governmental Entity that remains unpaid or unresolved.

(s)  Occupational Health and Safety. Each Acquired Company is, and has at all times been, in compliance in all material respects with all applicable occupational health and safety Laws. There are no outstanding governmental Orders, charges, penalties, or compliance orders issued under any applicable occupational health and safety Laws relating to any Acquired Company or its business. No Acquired Company has received any notice of any pending or threatened charges or Proceedings under any applicable occupational health and safety Laws. There have been no fatal or critical workplace accidents or incidents involving employees or other individual service providers of any Acquired Company in the past three (3) years that have given rise to, or would reasonably be expected to give rise to, charges under any applicable occupational health and safety Laws. All inspection reports and compliance orders received by any Acquired Company in the past three (3) years under applicable occupational health and safety Laws have been made available to Parent.

(t)  Miscellaneous. No offer of employment or engagement has been made by any Acquired Company that has not yet been accepted, or that has been accepted but where the employment or engagement has not yet commenced.

Section 2.13  Real Property.

(a)  Owned Real Property. None of the Acquired Companies own, or ever have owned, any Real Property.

(b)  Leased Real Property. Section 2.13(b) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from any Acquired Company or otherwise used or occupied by any Acquired Company for the operation of its business (the “Leased Real Property”), including all amendments, terminations and modifications thereof (“Lease Agreements”), and there are no other Lease Agreements for real property affecting the Leased Real Property or to which any of the Acquired Companies is bound. There is not, under any of such Lease Agreements, any existing default by any of the Acquired Companies or to the knowledge of the Company as of the date of this Agreement, with respect to any other party thereto (or event which with notice or lapse of time, or both, would constitute a default) which would be material to the operation of the business of the Acquired Companies, individually or in the aggregate, and no rent is past due. The Lease Agreements are valid and effective against the applicable Acquired Company party thereto (and, to the knowledge of the Company, against each other party thereto) in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Acquired Companies have not received any notice of a default, written alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied or withdrawn.

Section 2.14  Intellectual Property.

(a)  Generally.

(i)  Section 2.14(a)(i) of the Company Disclosure Schedule sets forth a complete and correct list of all (A) Registered Intellectual Property Rights included in the Company Intellectual Property Rights, including any Domain Names registered by the Company (collectively, the “Company Registered Intellectual Property”), (B) Registered Intellectual Property Rights to which the Acquired Companies hold any exclusive license, claim to ownership, or other exclusive right, (C) Social Media of the Acquired Companies, and (D) Company Products that are currently commercially released or otherwise made available to third parties. Section 2.14(a)(i) of the Company Disclosure Schedule sets forth, as applicable: (AA) the name of the registrant and current owner; (BB) the name of any other Person that has an ownership interest in each item of Registered Intellectual Property Rights and the nature of that ownership interest; (CC) the applicable registrar; (DD) the filing date and issuance, registration or grant date; (EE) the expiration date; and (FF) all actions that are required to be taken with regard to any Company Registered Intellectual Property within one hundred twenty (120) days of the date of this Agreement to maintain, continue prosecution of or otherwise avoid impairment to or cancellation or abandonment of such Company Registered Intellectual Property or any of such Social Media accounts. Except as set forth in Section 2.14(a)(i)(A) of the Company Disclosure Schedule for any item of Company Registered Intellectual Property, each issued or registered item of Company Registered Intellectual Property is subsisting and unexpired and valid and enforceable, and each pending application included therein is pending and in good standing, and each item of Company Registered Intellectual Property is and has been at all times in compliance with all Applicable Laws (including the payment of maintenance, renewal or other fees).

(ii)  All Company Intellectual Property Rights are exclusively owned by the Acquired Companies and will, immediately following the consummation of the Transactions, be exclusively owned by the Surviving Corporation and its Subsidiaries, all free and clear of all Encumbrances (other than non-exclusive licenses to Company Intellectual Property Rights granted by the Acquired Companies in the ordinary course of business). The Acquired Companies have, and immediately following the consummation of the Transactions, the Surviving Corporation and its Subsidiaries will have, all applicable rights to use, practice, exploit, transfer, alienate, grant IP Grants to or under, and enforce against any third party for past, present, and future infringement all Company Intellectual Property Rights, without restriction and without payment of any kind to any third party, other than, with respect to rights to enforce, non-exclusive licenses to Company Intellectual Property Rights granted by the Acquired Companies in the ordinary course of business, to the extent such licenses limit the rights the Acquired Companies would otherwise have to enforce such Company Intellectual Property Rights against third parties. Neither this Agreement nor any of the Transactions will cause any Person to own, co-own, or have any IP Grant, or to have the right or claim to any ownership, co-ownership, or IP Grant, in or to or under any Company Intellectual Property Right. The Acquired Companies have not permitted their rights in any material Company Intellectual Property Rights to enter into the public domain, or to be abandoned or lapsed other than abandonments or lapses knowingly undertaken in the ordinary course of business. The Acquired Companies have not assigned or otherwise transferred ownership of or granted an exclusive license with respect to or agreed to assign or otherwise transfer ownership of or grant an exclusive license with respect to, any material Company Intellectual Property Rights.

(iii)  The Acquired Companies have, and the Surviving Corporation will immediately after consummation of the Transactions have, valid and enforceable rights to (A) use and hold for use all Intangible Property used and held for use by the Acquired Companies (other than Company Intangible Property) (collectively, “Licensed Intangible Property”) as used and held for use by the Acquired Companies, and (B) practice and hold for practice all Intellectual Property Rights and all Intangible Property used or practiced or held for use by the Acquired Companies (other than Company Intellectual Property Rights) (collectively, “Licensed Intellectual Property Rights”) as practiced and held for practice by the Acquired Companies, in each case, free of any payment other than as set forth in such Inbound IP Grant and in accordance with a valid and enforceable Inbound IP Grant. The Company Intellectual Property Rights and the Licensed Intellectual Property Rights comprise all Intellectual Property Rights, and the Company Intangible Property and the Licensed Intangible Property comprise all Intangible Property, in each case, necessary in, and sufficient for, the conduct of the business of the Acquired Companies and will, immediately after the consummation of the Transactions, comprise all Intellectual Property Rights and Intangible Property necessary to enable Parent and its Affiliates to conduct such business as of the Closing Date in substantially the same manner as such business is currently conducted.

(iv)  Each of the Founders and each current and former employee, consultant, and contractor, who is or was involved in or has contributed to the creation, invention, discovery, or development of any Intangible Property that is material to the business of the Acquired Companies, whether alone or jointly with others, whether in anticipation of or during the period of their services with the applicable Acquired Companies (each such Founder and current or former, employee, consultant and contractor is a “Contributor”) has, validly and in writing, (A) assigned to the applicable Acquired Company all of the Contributor’s rights in such Intangible Property, and all Intellectual Property Rights therein and thereto, and (B) waived, to the maximum extent allowable by Applicable Law, any retained rights therein that cannot be so assigned, including an express and irrevocable waiver of any moral rights, and (C) agreed not to use or disclose any confidential or proprietary information of the Acquired Companies (or of third parties that has been disclosed to the applicable Acquired Company under an obligation of confidentiality) except as explicitly authorized by the applicable Acquired Company. Section 2.14(a)(iv) of the Company Disclosure Schedule sets forth a complete and correct list of all such written Contracts, except for any such written Contract signed by any Contributor that is materially consistent with a standardized form Contract made available by the applicable Acquired Company to Parent. No Contributor or other Person has any claim, right or interest to or in any Company Intellectual Property Rights or Company Intangible Property. No Contributor has challenged any Acquired Company’s ownership of or rights to, or asserted any ownership of or right in or to or under, any Company Intangible Property or Intellectual Property Rights. No Contributor: (x) is or has been in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any third party by virtue of such Contributor’s current or former employment by, or performance of services for, on behalf of, or in anticipation of the formation of, any Acquired Company, or for using Trade Secrets or proprietary information of any third party without permission or (y) has developed any Intangible Property or Intellectual Property Rights for or on behalf of any Acquired Company that is subject to any Contract under which such Contributor has assigned any rights in or to such Intangible Property or Intellectual Property Rights to any such prior employer or other third party.

(v)  The Acquired Companies have at all times taken reasonable and appropriate steps to protect all confidential and proprietary information of the Acquired Companies, including any Intangible Property of a confidential nature, including by requiring each Person with access to such Trade Secrets or other confidential Intangible Property to execute a written confidentiality and non-disclosure Contract protecting the confidential nature of such Trade Secrets and other confidential Intangible Property. No such Person has breached such Person’s obligations under such confidentiality and non-disclosure Contract or such other confidentiality and non-disclosure duty of such Person. The Acquired Companies have at all times taken reasonable and appropriate steps to secure, maintain, protect and enforce their rights in and to the Company Intellectual Property Rights. The Acquired Companies have at all times used, disclosed, treated, and held any Trade Secrets and confidential information of any Person in the possession or control of the Acquired Companies in accordance with their obligations in the Contract under which the applicable Acquired Company has received or obtained such Trade Secrets or other confidential information.

(vi)  Except as set forth on Section 2.14(a)(iv) of the Company Disclosure Schedule, the Acquired Companies have not obtained written legal opinions of counsel with respect to actual or potential claims for infringement of, or the validity, enforceability, or scope of, any Intellectual Property Rights.

(b)  Intellectual Property Agreements.

(i)  Section 2.14(b)(i) of the Company Disclosure Schedule sets forth a complete and correct list of all IP Grants to the Acquired Companies (each, an “Inbound IP Grant”), other than, for listing purposes only, (x) any IP Grant that is solely: (A) a non-exclusive license to Internally Used Shrinkwrap Software, (B) a confidentiality or non-disclosure Contract permitting only a limited use or disclosure of confidential information under its terms, (C) licenses for Open Source Software, (D) non-exclusive licenses on terms that do not substantially deviate from standard forms of the Acquired Companies, (E) non-exclusive licenses with respect to feedback, suggestions, or Trademark(s) that are ancillary to the primary purpose of the Contract, or (F) any Contract under Section 2.14(a)(iv); and (y) any other Inbound IP Grant that is a non-exclusive license granted to an Acquired Company in the ordinary course of business, and involving aggregate payments by the Acquired Companies of less than $250,000 annually.

(ii)  Section 2.14(b)(ii) of the Company Disclosure Schedule sets forth a complete and correct list of all IP Grants by the Acquired Companies to any Person (each, an “Outbound IP Grant”), other than, for listing purposes only, (x) any IP Grant that is solely: (A) a non-exclusive end user license to any direct or indirect customer of the Acquired Companies granted in the ordinary course of business for the use of any Company Product made available by the Acquired Companies to such customer containing terms concerning Company Intellectual Property Rights and Company Intangible Property that do not substantially deviate from terms concerning Company Intellectual Property Rights and Company Intangible Property contained in standard forms of the Acquired Companies, (B) non-exclusive rights granted to contractors, service providers, or vendors to use Company Intellectual Property Rights for the benefit of the Acquired Companies, (C) non-exclusive licenses with respect to feedback, suggestions, or Trademark(s) that are ancillary to the primary purpose of the Contract, or (D) a confidentiality or non-disclosure Contract permitting only a limited use or disclosure of confidential information under its terms; and (y) any other Outbound IP Grant that is a non-exclusive license granted by an Acquired Company in the ordinary course of business, and involving aggregate payments to the Acquired Companies of less than $250,000 annually.

(iii)  Section 2.14(b)(iii) of the Company Disclosure Schedule sets forth a complete and correct list of all binding Contracts by the Acquired Companies for or involving the development, co-development, or joint development of any Intangible Property (other than any Contract with any Contributor under Section 2.14(a)(iv)). Except as set forth in Section 2.14(b)(iii) of the Company Disclosure Schedule, the Acquired Companies have not agreed that any other Person has any ownership, or any right to any ownership, and are not obligated to assign or transfer to any Person, any Intellectual Property Rights in or to any Intangible Property that is an improvement, derivative work, modification, enhancement, update, upgrade, error correction, or derivative of any Company Intangible Property.

(iv)  Neither this Agreement nor the consummation of the Transactions will cause the Acquired Companies, or, immediately after the consummation of the Transactions, Parent or its Affiliates, to have any obligation to pay any royalty, fee, or other payment related to any Intellectual Property Rights or Intangible Property, other than as set forth in such Inbound IP Grant as in effect before this Agreement.

(c)  Non-Infringement; Non-Challenge; No Restrictions.

(i)  The conduct of the business of the Acquired Companies, including without limitation, the design, development, making, selling, distributing, displaying, performing, offering, and otherwise making available (including as a service) the Company Products, does not infringe, misappropriate, dilute, or otherwise violate, and has not infringed, misappropriated, diluted, or otherwise violated, any Intellectual Property Rights of any Person, and the Acquired Companies have no knowledge of any circumstances reasonably indicating a basis for any claim of any such infringement, misappropriation, dilution, or violation. No Proceeding is pending or, to the knowledge of the Company, threatened that relates to the actual or alleged infringement or misappropriation by the Acquired Companies of any Intellectual Property Rights of another Person. The Acquired Companies have not received any claim, demand, or notice alleging any infringement, misappropriation, dilution, or other violation of any Intellectual Property Rights by the Acquired Companies, including any offer to take a license under any other Person’s Intellectual Property Rights or any demand or request of defense or indemnification for any such infringement, misappropriation, dilution, or other violation of any Intellectual Property Rights.

(ii)  To the knowledge of the Company, no Person is infringing, misappropriating, diluting, or otherwise violating, or has infringed, misappropriated, diluted, or otherwise violated, any Company Intellectual Property Rights. The Acquired Companies have not commenced any Proceeding alleging infringement, misappropriation, dilution, or other violation of any Company Intellectual Property Rights. No Person has challenged, in a written communication to the Company or in any Proceeding, in whole or in part, the validity, enforceability, scope, or priority date of any Company Intellectual Property Right, or any Acquired Company’s ownership or sole ownership, or rights in or to or under any Company Intellectual Property Rights.

(iii)  No Company Intellectual Property Rights or Company Intangible Property is subject to any Contract, Proceeding, or outstanding decree, order, judgment, or stipulation that restricts in any manner the use, transfer or licensing thereof by the Acquired Companies.

(d)  Open Source and Related Matters.

(i)  Section 2.14(d)(i) of the Company Disclosure Schedule contains a complete and correct list of all Open Source Software that is integrated, combined, bundled, linked or distributed with, or otherwise used by the Company in or with, any Company Product or Company Software, together with a description of (A) the license terms (and version) under which such Open Source Software is licensed, (B) whether the Open Source Software has been modified, and (C) the manner in which the Open Source Software is integrated, combined, bundled, linked, or distributed with, used in the development or compilation of, or otherwise used in connection with any Company Product or Company Software; provided that, with respect to any Open Source

Software licensed under a permissive license (such as the MIT License, BSD License, or Apache License) that does not, as a condition of its use, modification, or distribution, impose any obligation to disclose, license, or distribute the source code of any Company Product or Company Software, such description need only include the information described in clause (A). The Acquired Companies have taken commercially reasonable steps, including by implementing and enforcing appropriate policies in accordance with industry standards, to (x) identify all Open Source Software used by the Acquired Companies or otherwise included in any Company Product or Company Software and (y) regulate the use, modification, and distribution of Open Source Software in connection with their business and the Company Products in compliance with the applicable licenses.

(ii)  The Acquired Companies are in material compliance with all requirements of the applicable Open Source Software licenses.

(iii)  The Acquired Companies have made available complete written copies of their Open Source Software policies to Parent.

(iv)  No Company Product, including any Company Software comprising a Company Product, or other Software distributed or made available to any Person by the Company is integrated, combined, bundled, linked, or distributed with any Open Source Software that: (A) requires, under the terms of the applicable license, any of the Source Materials of any Company Product, any Company Software, or such other Software to be licensed or made available to any third party; (B) prohibits or limits the Company from charging a fee or receiving consideration in connection with sublicensing or distributing the applicable Company Product or Company Software; or (C) requires the distribution or the making available of any source code of any Company Product or Company Software, or the licensing of any Company Product or Company Software for the purpose of making derivative works.

(v)  Except as set forth on Section 2.14(d)(v) of the Company Disclosure Schedule, neither any Acquired Company nor any Contributor has published or distributed any source code of any Company Software that is incorporated into or used to provide any Company Product or is otherwise material to the Company pursuant to an Open Source Software license or made any commitment to license any source code under the terms of an Open Source Software license.

(vi)  Section 2.14(d)(vi) of the Company Disclosure Schedules sets forth a complete list of any Software that any of the Founders has published or distributed, or made a commitment to license, pursuant to an Open Source Software license since the formation of the Company.

(e)  Source Material. The Acquired Companies have not provided, and are not required to provide, to any third party any Source Material of any Company Software and the Acquired Companies have not granted, and are not required to grant to any Person any IP Grant related thereto, in each case other than Source Material provided to any Contributor or third-party vendor providing services to the Acquired Companies with a need to have access to the Source Materials in order to perform such services, and subject to customary confidentiality obligations. The Acquired Companies have not deposited, and are not obligated to deposit, any such Source Material into any escrow. No event has occurred, and no circumstances or conditions exist, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in any such Source Material being provided to any Person, or any IP Grant related thereto being granted to any Person. The Acquired Companies have at all times treated and protected Source Material of any Company Software as Trade Secrets of the Acquired Companies, except with respect to any such Source Material that the Acquired Companies made a business decision to disclose as contributions to open source projects, as disclosed in Section 2.14(d)(v) of the Company Disclosure Schedules.

(f)  AI Technologies.

(i)  Company-Owned AI Systems. Section 2.14(f)(i) of the Company Disclosure Schedules accurately identifies: (A) each Company-Owned AI System (whether completed, in development or in use) as of the date hereof, together with a description of the use or intended use of each; (B) whether such Company-Owned AI Systems is, has been or is intended to be used, (i) only internally by the Acquired Companies, or (ii) licensed or otherwise made available to third Persons; and (C) whether such Company-Owned AI System is, has been or is intended to be included in any Company Product.

(ii)  Third-Party AI Systems. Section 2.14(f)(ii) of the Company Disclosure Schedules accurately identifies each Third-Party AI System, as of the date hereof, which provides any generative, Automated Decision-Making or agentic AI functionality or is otherwise material to the Acquired Companies, together with (A) the applicable inbound license terms therefor, (B) an accurate description of the use of such Third-Party AI System (including whether used internally only or incorporated with a Company Product), and (C) whether it is, or was, used to create or develop any material Company Intangible Property.

(iii)  Training Data. Section 2.14(f)(iii) of the Company Disclosure Schedules accurately identifies, as of the date hereof (A) each set of Training Data used by the Acquired Companies that is material to any Company-Owned AI System, (B) the source of each such set of Training Data, (C) whether each such set of Training Data was licensed-in, internally generated, or is Scraped Data, and (D) the Contract for any Training Data that is licensed-in. No Training Data that has ever been used by the Acquired Companies on any Company-Owned AI System or Third-Party AI System has ever contained any Sensitive Personal Data.

(iv)  Use of AI Technologies and Third-Party AI Systems. The Acquired Companies have not used or employed any AI Technologies in a manner that would cause the Acquired Companies to violate any third-party rights or impair the Acquired Companies’ ownership rights in Intangible Property that the Acquired Companies intended to treat as Company Intangible Property. The Acquired Companies have not used Third-Party AI Systems in their business, including in the development of any Company Products, to generate any technology which the Acquired Companies intended to maintain as proprietary, or which is otherwise material to the Acquired Companies. The Acquired Companies subject any software outputs from Third-Party AI Systems to their standard code review process prior to production, including scans for Open Source Software and security vulnerabilities. The Acquired Companies have not included and do not include any Personal Data, trade secrets or material confidential or proprietary information of the Acquired Companies, or of any third Person under an obligation of confidentiality by the Acquired Companies, in any prompts or inputs into any Third-Party AI Systems (A) in violation of Applicable Laws, applicable Contracts, or Privacy Requirements, or (B) where the Acquired Companies do not have a written commitment from the vendor not to train such vendor’s AI Technologies on such data.

(v)  Compliance with Laws and Contracts; IP Rights. The Acquired Companies’ (A) development, deployment, and other use or making available of AI Technologies (including, as applicable, Company-Owned AI Systems and Third-Party AI Systems); (B) collection, use, and Processing of all data used in connection with such AI Technologies (including

Training Data); and (C) collection, use, and Processing of all data received or collected directly from end users or customers that is used in connection with any Company Product has, at all times, in each case of (A)-(C), complied with (Y) all Applicable Laws and (Z) all applicable Contracts, licenses, and other terms governing such activities or data. The Acquired Companies have not received any claim or other notice of possible breach, violation, or noncompliance with, or request for audit under, any Applicable Laws, Contract, license, or other terms referred to in the foregoing sentence.

(vi)  AI Policies. The Acquired Companies maintain policies and procedures consistent with industry standards relating to the legal, ethical, and responsible use of AI Technologies by the Acquired Companies, including policies, protocols, and procedures for: (i) developing and implementing AI Technologies in a way that promotes transparency, accountability, and human interpretability; (ii) identifying and mitigating errors, hallucinations and bias (including dataset, sampling, distributional, racial, gender, or ideological bias); (iii) management oversight and approval of the Acquired Companies’ personnel’s use and implementation of AI Technologies; and (iv) use and implementation of AI Technologies in a manner that avoids violation, infringement, or misappropriation of any third Person’s Intellectual Property Rights and violation of Applicable Law, including Data Protection Laws (collectively, such policies and procedures described in (i)-(iv) are the “Company AI Policies”). The Acquired Companies have made available all of the Company AI Policies to Parent and the Acquired Companies have at all times materially complied with each Company AI Policy. The Acquired Companies have audited and, to the extent such audit identified any deficiencies, updated the Company AI Policies in order to ensure compliance with applicable industry standards and all Applicable Laws. The Acquired Companies have not received any notice from a Governmental Entity requiring an audit of, or update to, the Company AI Policies.

(vii)  No bias or discrimination; No violations or claims. None of the AI Technologies used by the Acquired Companies demonstrate improper or unlawful bias (including dataset, sampling, distributional, racial, gender, or ideological bias) or discrimination. There has been: (A) no actual or alleged non-compliance with any Company AI Policies; and (B) no complaint, claim, proceeding, audit, report, impact assessment or litigation alleging that any Training Data used in connection with any Company-Owned AI System violated the rights of any third party or was falsified, biased, untrustworthy, or manipulated in an unethical or unscientific way. The Acquired Companies have not received any claim, notice of possible violation or noncompliance, subpoena, request for information, audit notice, request for appearance, or inquiry from any Governmental Entity or other Person concerning any Company-Owned AI System or other AI Technology used by the Acquired Companies.

(viii)  No Restricted Activities. The Acquired Companies have not used any AI Technology for or resulting in any Restricted Activity or, permitted any Company-Owned AI System to be used by any third party for or resulting in any Restricted Activity.

(g)  Performance of Existing Products and Services. Each of the Company Products performs substantially in accordance with the functional specifications and documentation (which contains no material error) currently being provided or advertised to customers of the Acquired Companies or to which such Company Products were developed. The Acquired Companies have performed all installation, programming, integration, repair, maintenance, support, training, and other services related to their deployed Company Products properly and in all material respects in conformity with all Applicable Laws and applicable Contracts.

(h)  Industry Organizations and Consortia. Section 2.14(h) of the Company Disclosure Schedule sets forth a complete and correct list of each SIG in which the Acquired Companies have participated in the past or applied for future participation, and a listing and description of the membership Contracts and other Contracts, bylaws, policies, rules and similar materials relating to such SIG, copies of all of which have been made available to Parent. The Acquired Companies have not made any contribution or disclosure to any SIG under, pursuant to or that is subject to, or is bound by, or has agreed to be bound by, any Contract which grants a covenant not to sue, purports to license or potentially license any Intellectual Property Rights of the Acquired Companies as a result of any contribution or disclosure to or participation in any SIG.

(i)  Contaminants. The Company Software, Company Products and any other Software used by the Acquired Companies is free of any material defects, bugs, and errors that could generally be expected to cause any material disruption or interruption in or to the use of any Company Software or to the businesses of the Acquired Companies and does not contain or make available any Harmful Code.

(j)  No Government or University Contracts; R&D Sponsor. The Acquired Companies have not entered into any Contract (other than customer Contracts entered into in the ordinary course of business and not involving the research, development, or funding of any Intangible Property) with: (i) any Governmental Entity, or any university, college, military, educational institution, research center, or (ii) any entity affiliated with any university, college, military, educational institution or research center (collectively, (i) and (ii), “R&D Sponsor(s)”). No Intangible Property that is used or held for use in connection with the design, development or making available of the Company Products, was, directly or indirectly, in whole or in part (i) developed by or on behalf of, or using any funding, grants or subsidies from, or any facilities, personnel or other resources of, any R&D Sponsor or any entity owned or controlled by any R&D Sponsor, (ii) developed by any Person, who, was, at the time of such development, an employee, faculty, independent contractor or students of any R&D Sponsor or (iii) developed by any independent contractor who was concurrently a student or faculty of, working for, or providing services to, any R&D Sponsor. No R&D Sponsor has any, or has any claim or right to, any ownership of, IP Grant to or under, or other Encumbrance on any Company Intellectual Property Rights or Company Intangible Property.

(k)  IT Systems. The Acquired Companies own and control, or have a valid license to use, all IT Systems used or held for use by the Acquired Companies in the conduct of their business. All IT Systems of the Acquired Companies are, and the Acquired Companies have at all times in the past six (6) years taken reasonable and appropriate steps to ensure that all IT Systems are, (a) adequate in all material respects for their current and intended use and for the operation of the businesses of the Acquired Companies, (b) in good working condition (normal wear and tear excepted), (c) protected through reasonable and appropriate, industry-standard and up-to-date technology that the Acquired Companies routinely test, against, and, free of, all Harmful Code and any unauthorized access or use, and (d) do not contain any bugs, errors, or problems of a nature that could disrupt their operation or have an adverse impact on the operation of such IT Systems. There has not been any incident involving Harmful Code, or any material security breach, involving any IT System with an adverse impact on such IT System or the businesses of the Acquired Companies. The Acquired Companies have at all times taken reasonable and appropriate steps using commercially available industry-standard and up-to-date technology to provide for the remote-site back-up of data and information necessary to the Acquired Companies (including such data and information that is stored on magnetic or optical media in the ordinary course of business) to avoid disruption or interruption to the business of the Acquired Companies. The Acquired Companies have not experienced any material disruption to, or material interruption in, the conduct of their business attributable, in whole or in part, to a defect, error, or other failure or deficiency of any IT System. The Acquired Companies have in place industry-standard and up-to-date disaster recovery and business continuity plans and procedures relating to IT Systems and Sensitive Data. Such disaster recovery and business continuity plans and procedures have been tested on at least an annual basis with no results indicating any material deficiencies or failures to meet industry standard benchmarks, such as recovery time and recovery point objectives, that have not been remediated.

(l)  Founders.

(i)  None of the Founders have violated any term or covenant of any Contract entered into with a third party relating to such Founder’s prior employment or consulting, advisory or other services relationship with such third party (such third party, a “Services Recipient”). There is no reasonable basis for any such Services Recipient to (A) claim rights to any Company Intangible Property, Company Intellectual Property Rights, or Company Products, or (B) claim misappropriation of such Services Recipient’s Trade Secrets by any of the Founders or the Company, or (C) otherwise make any claims against the Company or Founders in connection with any work done by any of the Founders for such Services Recipient any time (each such claim, a “Founder Claim”). Neither the execution nor delivery of this Agreement nor the consummation of the Transactions will conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under, any such Contract.

(ii)  None of the Founders of the Company developed any Intangible Property or Intellectual Property Rights for, on behalf of, or in anticipation of the formation of, the Company using any equipment, supplies, facilities, ideas, proprietary information or trade secrets owned, or supplied to such Founder by, a Services Recipient.

(iii)  None of the Company Intangible Property, Company Intellectual Property Rights, or Company Products (x) resulted in whole or in part from any work performed by any of the Founders for a Services Recipient in a manner that would give a Services Recipient any claim or right to ownership of such Company Intangible Property, Company Intellectual Property Rights, or Company Products or (y) constitutes or incorporates any inventions, discoveries, designs, developments, improvements and trade secrets, whether or not patentable, or any other Intellectual Property Rights of a Services Recipient of any of the Company’s Founders, except pursuant to a license granted by a Services Recipient to the Acquired Companies.

(iv)  Except as set forth in Section 2.14(l)(i) of the Company Disclosure Schedule, none of the Founders of the Company wrote or authored any Company Software, including without limitation, any Company Software that constitutes Company Intangible Property or that is otherwise included in the Company Products, prior to such Founder’s respective date of first employment by the Company.

(m)  Hardware. The Acquired Companies do not design, manufacture, or custom build any hardware. To the extent the Acquired Companies distribute third party hardware to its customers, (i) the Acquired Companies do not provide any services or warranties with respect to such hardware, other than a pass-through of manufacturer or distributor warranties, (ii) the Acquired Companies are not responsible for, and have not assumed any Liability in connection with, any defects, failures, or malfunctions of such hardware, and (iii) the Acquired Companies only sell and do not lease any such hardware. There has been no recall or epidemic failure of any hardware distributed by any of the Acquired Companies.

Section 2.15  Privacy and Data Protection.

(a)  The Acquired Companies have at all times materially complied with all applicable (A) Data Protection Laws, (B) privacy, information security, and data protection terms of any Contracts by which the Acquired Companies are bound (including, as applicable and without limitation, data processing agreements or addenda, information security schedules, and data transfer agreements), (C) privacy, information security, and data protection industry and self-regulatory standards (including the Payment Card Industry Data Security Standard (“PCI-DSS”)), frameworks, certifications, and codes of conduct to which the Acquired Companies are contractually bound or purport to comply with, and (D) the Company Privacy Policies, in each case, with respect to the Processing, security, or protection of Sensitive Data; communication via email, telephone, text or other electronic communication medium; or online behavioral advertising (collectively, (A)-(D) are the “Privacy Requirements”). The Acquired Companies have all material rights and authority required under their Privacy Requirements for the use and other Processing of Sensitive Data by or for the Acquired Companies, including in connection with their development, offering, and provision of their services.

(b)  The Acquired Companies have responded to, or are in the process of responding to, in compliance with any timing requirements of applicable Privacy Requirements, any applicable opt-outs and consents related to Personal Data received by the Acquired Companies. The Acquired Companies’ Processing of Personal Data is in material accordance with each applicable consent, authorization, or approval received by the Acquired Companies in material accordance with all applicable Privacy Requirements. The Acquired Companies have at all times in the past six (6) years made available a privacy policy on the Acquired Companies’ websites, mobile applications, and where otherwise required under, and in a manner that materially complies with, applicable Privacy Requirements. None of the Company Privacy Policies have been or are incomplete, inaccurate, misleading or deceptive (including without limitation by omission) in material violation of Data Protection Laws. The Acquired Companies have made available to Parent true, correct and complete copies of the Acquired Company’s publicly posted privacy policies in the past six (6) years.

(c)  The Acquired Companies are not and have not received or been involved in, or subject to, any Proceedings, Order, notice, complaint, or other allegation involving the Acquired Companies or, to the knowledge of the Company, any of their suppliers or service providers (in the case of suppliers and service providers, relating to any services or acts or omissions by or for the Acquired Companies) by any Governmental Entity or other Person: (i) relating to an actual or alleged violation of Privacy Requirements, any Security Incident, or otherwise pertaining to the Acquired Companies’ privacy or data security practices, the security of any IT Systems or the Processing of Sensitive Data; (ii) requiring or requesting any Acquired Company to amend, rectify, de-combine, de-identify, pseudonymize, anonymize, block, erase or destroy any Personal Data, or to cease or materially alter any part of any Processing of Personal Data, in relation to an alleged violation of Privacy Requirements by any Acquired Company; or (iii) pursuant to which any Governmental Entity or any other Person has investigated, requested or obtained information from, or entered the premises of, any Acquired Company, or been mandated or authorized to do so, in relation to an alleged violation of Privacy Requirements by any Acquired Company. No Acquired Company has paid any compensation, damages, fines or penalties (whether pursuant to an Order, on a voluntary basis or otherwise) to any Governmental Entity, data subject or other Person in connection with any actual or alleged violation of any Privacy Requirements or in connection with any Security Incident.

(d)  Conditional on the parties complying with Section 4.21, neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated by this Agreement, nor the disclosure of Personal Data to Parent prior to the Closing Date for the purposes of evaluating the transactions contemplated by this Agreement, will violate or would be reasonably expected to violate any Privacy Requirements in any material respect by any Acquired Company.

(e)  The Acquired Companies are not subject to the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), and the Acquired Companies have not and do not process any “protected health information” as such term is defined by HIPAA.

(f)  With respect to each Person that each Acquired Company has permitted to access any IT Systems of each Acquired Company, or to access or otherwise Process Sensitive Data for or on behalf of an Acquired Company, each Acquired Company has (i) undertaken reasonable and appropriate diligence regarding such Person’s privacy, data protection, and information security practices, and (ii) obtained one or more written agreements from such Person that legally bind such Person to confidentially obligations. To the Company’s knowledge, no such Person has violated or failed to comply with such obligations. Each Acquired Company does not, and does not permit third parties to “sell” or “share” (as such terms are defined under Data Protection Laws) any Personal Data.

(g)  Each Acquired Company has taken reasonable and appropriate measures, in accordance with Privacy Requirements, to (i) protect Sensitive Data (including against Security Incidents); and (ii) maintain and protect the integrity, security and continuous operation of the IT Systems and all data, including Sensitive Data, Processed thereby. Without limiting the foregoing, each Acquired Company has developed, implemented, and, at all times, maintained, monitored and complied with a comprehensive written information security program that (i) contains appropriate administrative, technical, and physical safeguards to ensure the security of information, including Sensitive Data, maintained or Processed by or for each Acquired Company, and to protect against all threats and hazards, (ii) complies with applicable Privacy Requirements, (iii) preserves and protects the confidentiality, availability, security, and integrity of all IT Systems and Sensitive Data, (iv) identifies, prevents and mitigates Security Incidents, vulnerabilities, and internal and external risks to the security of the IT Systems and Sensitive Data, and (v) includes policies and procedures for escalating Security Incidents and vulnerabilities to those with knowledge of privacy and data security matters (the “Security Program”). All of the employees of each Acquired Company who have access to Sensitive Data or IT Systems have received training with respect to compliance with applicable Privacy Requirements and the Security Program. The Acquired Companies’ Security Program has been designed using and complies with the ISO 27001 security standard, and an independent third party has certified the present compliance of the Acquired Companies with the ISO 27001 security standard.

(h)  The Acquired Companies engage a third party to conduct, at least annually for the past three (3) years, penetration tests, data security assessments on, and external audits of the IT Systems (collectively, “Information Security Assessments”) and with respect to each such Information Security Assessment conducted, the Acquired Companies have remediated or appropriately mitigated, or are in the process of remediating or appropriately mitigating, all valid material vulnerabilities identified in such Information Security Assessments as of the date of this Agreement. The Acquired Companies have made available to the Parent copies of the latest Information Security Assessments and all unremediated “high” or “critical” risk or severity vulnerabilities as of the date of this Agreement are set forth on Section 2.15(h) of the Company Disclosure Schedule.

(i)  No Acquired Company nor, to the Company’s knowledge, any third party Processing Sensitive Data for or on behalf of any Acquired Company, has experienced any material Security Incident. No Acquired Company has received any written claim or notice from any party, Person, Governmental Entity or other third party that a material Security Incident may have occurred or is being investigated or become aware of any circumstance that is reasonably expected to result in a material Security Incident. No circumstance has arisen in which Privacy Requirements required or would require any Acquired Company to notify a Governmental Entity, data subject, or other third party of a Security Incident.

(j)  Each Acquired Company is not subject to any Order or any Contract with any Governmental Entity which restricts, impairs, or imposes requirements in connection with any Acquired Company’s Processing of any Sensitive Data. Conditional on the parties complying with Section 4.21, the execution, delivery and performance of this Agreement, including the consummation of the transactions contemplated hereby and thereby and the disclosure of Sensitive Data to Parent prior to the Closing Date for the purposes of evaluating the transactions contemplated by this Agreement, will not cause, constitute, or result in any material breach or violation by the Acquired Companies of any Privacy Requirements.

(k)  The Acquired Companies (i) do not collect or maintain “bulk U.S. sensitive personal data” or “government-related data” in violation of the U.S. Data Security Program; and (ii) are not “covered persons,” in each case (i) and (ii) as such terms are defined by the final rule promulgated by the U.S. Department of Justice titled “Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” 90 Fed. Reg. 1636 (Jan. 8, 2025) codified at 28 C.F.R. Part 202, including any amendments thereto and guidance issued thereunder (together, the “U.S. Data Security Program”). Since April 8, 2025, the Acquired Companies have not engaged in or directed any “covered data transaction” as that term is defined in the U.S. Data Security Program, except in compliance with the U.S. Data Security Program.

(l)  The Acquired Companies’ sending of commercial electronic messages is, and has been at all time, in material compliance with Privacy Requirements.

Section 2.16  Taxes.

(a)  Each Acquired Company has filed (taking into account all applicable extensions) all income and other material Tax Returns that are required to have been filed by, or with respect to, it in accordance with Applicable Law, and each such Tax Return is true, correct and complete in all material respects. Each Acquired Company has paid all Taxes required to be paid by it (whether or not shown on a Tax Return) and has no Liability for Taxes in excess of the amounts so paid. No Acquired Company is a beneficiary of any extension of time within which to file any Tax Return which has not since been filed other than automatic extensions of the due date for the filing of Tax Returns of no more than seven (7) months.

(b)  The Financial Statements properly accrue and reflect all Liabilities for Taxes of the Acquired Companies with respect to all periods through the dates thereof in accordance with the Accounting Principles. The Acquired Companies have not incurred any Liability for Taxes since the Interim Balance Sheet Date outside of the ordinary course of business or recognized any extraordinary gain.

(c)  Each Acquired Company has complied in all material respects with all Applicable Laws relating to the payment, remittance, reporting, deduction, withholding and collection of Taxes. Each Acquired Company has within the time and manner prescribed by Applicable Law in all material respects: (i) withheld or collected all Taxes, social security charges and similar fees, and other amounts (including Federal Insurance Contribution Act amounts and Federal Unemployment Tax Act amounts) required to be withheld or collected by it, including such Taxes due in respect of all amounts paid or owing to employees, independent contractors, officers, directors, stockholders, creditors and any other Persons, or in respect of forgiveness or cancellation of any debt owed to the Company by any current or former employee, (ii) remitted all such Taxes to the appropriate Taxing Authority in accordance with Applicable Law, and (iii) filed all Tax Returns required to be filed with respect thereto.

(d)  All sales, use, transfer, value-added, goods and services, and similar Taxes required to be collected by the Acquired Companies have been collected and remitted to the appropriate Taxing Authority, and all Tax exemption certificates and other documentation required to support an exemption from any such Taxes has been properly furnished to and retained by the Acquired Companies with respect to any material transactions.

(e)  Neither Parent (as a result of its ownership of the Surviving Corporation after the Closing) nor any Acquired Company will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in a method of accounting or use of an improper method of accounting with respect to a taxable period ending on or prior to the Closing Date, or as a result of the Transactions, (ii) “closing agreement” as described in Section 7121 of the Code (or similar agreement under any corresponding or similar provision of Applicable Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) deferred revenue or prepaid amount accrued or received outside of the ordinary course of business on or prior to the Closing Date, (v) intercompany transaction (including any intercompany transaction subject to Section 367 or 482 of the Code) or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of Applicable Law) in respect of a transaction occurring on or prior to the Closing Date, or (vi) the application of Sections 951, 951A, 956, or 965 of the Code to income earned by the Company in any Pre-Closing Tax Period.

(f)  The Company is and has always been validly treated as a domestic corporation under Subchapter C of the Code for U.S. federal and applicable state and local income Tax purposes. Section 2.16(f) of the Company Disclosure Schedule sets forth the classification for U.S. federal income Tax purposes of each of the Acquired Companies. No Acquired Company has had any direct or indirect ownership interest in any corporation, partnership, limited liability company, joint venture, trust, or other “business entity” within the meaning of Treasury Regulations Section 301.7701-2(a), other than in another Acquired Company. The Company uses the accrual method of accounting for U.S. federal income Tax purposes and, if the Company previously used the cash method of accounting for U.S. federal income Tax purposes, any adjustments under Section 481 (or any corresponding or similar provision of Applicable Law) as a result of its change in method of accounting have been recognized fully by the Company prior to the Closing Date.

(g)  No claim for assessment or collection of Taxes that has not been fully resolved has been or is presently being asserted or is otherwise outstanding against any Acquired Company. There is no Proceeding by any Taxing Authority in progress, pending or threatened in writing against any Acquired Company. There are no Encumbrances arising from any failure or alleged failure to pay any Taxes upon any of the assets of the Acquired Companies. No power of attorney with respect to Taxes has been granted by any Acquired Company that will be in effect as of the Closing. No Acquired Company has granted or been requested by a Taxing Authority in writing to grant any waiver of any statute of limitations applicable to any claim for Taxes or with respect to any Tax assessment or deficiency which waiver remains outstanding.

(h)  No Acquired Company (i) has been a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement, or similar Contract (other than Commercial Tax Agreements); (ii) has requested, received, or entered into any Tax ruling, loss determination, advance pricing contract, or other similar agreement with any Taxing Authority; (iii) has engaged in any transaction that would reasonably be likely to require the filing of an IRS Schedule UTP (or transaction that is subject to disclosure requirements pursuant to any corresponding or similar provision of Applicable Law); (iv) has been a party to or bound by any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of Applicable Law); (v) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Sections 355 or 361 of the Code in the past two (2) years; (vi) is liable for the Taxes of any other Person (other than any other Acquired Company) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of Applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by Contract (other than any Commercial Tax Agreement), or otherwise by operation of Law; (vii) has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any corresponding or similar provision of Applicable Law); (viii) has been a member of a group of companies that file Tax Returns on a consolidated, combined, joint, unitary, or similar basis (other than a group the common parent of which is the Company); (ix) has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (x) has taken a position on any Tax Return that would reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any corresponding or similar provision of Applicable Law); and (xi) has been a party to any joint venture, partnership, or other arrangement or Contract which would reasonably be expected to be treated as a partnership for Tax purposes.

(i)  In the past three (3) years, no written claim has been made by a Taxing Authority that an Acquired Company is or may be subject to taxation by or required to file Tax Returns in a jurisdiction in which such Acquired Company has not filed Tax Returns. No Acquired Company is subject to Tax in any jurisdiction other than its jurisdiction of formation by virtue of having (i) a place of management, (ii) a branch, (iii) an office, (iv) a place of business, (v) operations, employees, or service providers, (vi) an agent with binding authority, or (vii) a permanent establishment or other fixed place of business (as defined pursuant to an applicable Tax treaty). Each Acquired Company has in its possession official foreign government receipts for any Taxes paid by it in the past three (3) years to any foreign Taxing Authority for which receipts have been or are customarily provided.

(j)  Each Acquired Company has complied in all material respects with Applicable Laws relating to transfer pricing. All transactions entered into by or between the Acquired Companies have been made on an arm’s length basis.

(k)  The Company has not availed itself of any Tax relief pursuant to any Pandemic Response Laws that would reasonably be expected to impact the Tax payment or reporting obligations of the Company after the Closing.

(l)  No Acquired Company has transferred intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code or been party to a gain recognition agreement under Section 367 of the Code. No Acquired Company has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(m)  Each Acquired Company has (i) complied in all material respects with all Applicable Laws relating to escheat and unclaimed property, (ii) paid to the appropriate Governmental Entity all amounts required to be paid thereunder, and (iii) filed all material Tax Returns and other related documentation required to be filed thereunder.

(n)  The Company has delivered or made available to Parent (i) correct and complete copies of all income, sales, use, value-added, goods and services and other material Tax Returns filed by the Acquired Companies (including any predecessor thereof) since January 1, 2023, (ii) all audit or other examination reports and statements of deficiencies, adjustments, and proposed deficiencies and adjustments in respect of income or other material Taxes of the Acquired Companies (including any predecessor thereof), and (iii) correct and complete copies of any written analysis (whether in final or draft form) prepared by or on behalf of any Acquired Company in respect of whether any Tax asset or attribute carryforward of any Acquired Company is subject to limitation under Sections 382, 383 or 384 of the Code.

(o)  Each Acquired Company has complied with the requirements for all applicable Tax holidays and similar Tax benefits.

(p)  No Share or Company Warrant is a “covered security” within the meaning of Section 6045(g) of the Code.

(q)  There are no Shares that were issued in connection with the performance of services and subject to vesting for which a valid and timely election under Section 83(b) of the Code was not made. The Company has delivered to Parent correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS service center with respect to any Share that was initially subject to a vesting arrangement issued by an Acquired Company to any of its employees, non-employee directors, consultants, or other service providers.

(r)  No Acquired Company has ever owned an interest in a “controlled foreign corporation” as defined in Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code, other than a wholly owned Subsidiary of any Acquired Company. No Acquired Company owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(s)  Each Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance issued thereunder. There is no Contract, agreement, plan or arrangement under which the Company is bound to provide any gross-up, indemnification or similar payment to any Person on account of any Tax under Section 4999 or 409A of the Code.

(t)  Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions (whether alone or together with any other event(s)), will result in the payment under any Employee Plan or otherwise of any “excess parachute payment” within the meaning of Section 280G of the Code and the regulations thereunder. Section 2.16(t) of the Company Disclosure Schedule sets forth each Person who as of the date hereof is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the Treasury Regulations promulgated thereunder).

Section 2.17  Material Contracts.

(a)  Section 2.17(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a complete and correct list (grouped according to the categories described in the subsections below) of all binding Contracts of the following nature to which any of the Acquired Companies are a party or by which any of the Acquired Companies, or any of its properties or assets, is otherwise currently bound (each contract of the following nature, a “Material Contract” and collectively, the “Material Contracts”):

(i)  any Contract providing for payments by any of the Acquired Companies (or under which any of the Acquired Companies has made such payments) in the twelve (12) months preceding the date hereof, or reasonably expected to be made in the twelve (12) months following the date hereof, in an aggregate amount of $250,000 or more annually;

(ii)  (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;

(iii)  any separation, settlement, or severance agreement with any current or former employee, worker, consultant, independent contractor, advisor, or other service providers under which any of the Acquired Companies has any actual or potential Liability;

(iv)  any Contract that purports to limit, curtail or restrict the ability of any of the Acquired Companies to (A) compete in any geographic area or line of business, (B) make sales of the Company Products to any Person in any material manner, (C) use or enforce any Intellectual Property Rights owned by or exclusively licensed to any of the Acquired Companies, or (D) hire or solicit any Person in any manner, other than customary employee and independent contractor non-solicitation or non-hire provisions entered into in the ordinary course of business that do not impose any material restrictions on the business of the Acquired Companies;

(v)  any Contract that purports to grant the other party or any third Person “most favored nation” or similar status (other than discounts granted in the ordinary course of business), or any right of first refusal, first offer or first negotiation;

(vi)  any Contract with any current or former employee, worker, consultant, independent contractor, advisor or other service provider of any Acquired Company that provides for the payment, vesting or funding (or accelerated payment, vesting or funding) of any cash, equity or other compensation or benefits upon or in connection with the consummation of the Transactions, including, without limitation, any retention, change in control or transaction bonuses or payments;

(vii)  any Contract in respect of any of the Acquired Companies’ businesses relating to, and evidences of, Indebtedness of any of the Acquired Companies for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset);

(viii)  any Contract pursuant to which any of the Acquired Companies have provided funds to or made any loan, capital contribution or other investment in, or assumed, guaranteed or agreed to act as a surety with respect to any Liability of, any Person;

(ix)  any Contract pursuant to which any of the Acquired Companies is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than any of the Acquired Companies) any (A) Real Property or (B) any tangible personal property that involves an aggregate future or potential Liability or receivable, as the case may be, in excess of $100,000 in the twelve (12) months preceding the date hereof;

(x)  any Contract obligating any of the Acquired Companies to indemnify or hold harmless any director, officer, employee or agent;

(xi)  any Contract required to be set forth in Section 2.14 of the Company Disclosure Schedule (it being understood that such Contracts need not be re-listed on the section of the Company Disclosure Schedule corresponding to this Section 2.17(a)), including (A) any Inbound IP Grant required to be set forth on Section 2.14(b)(i) of the Company Disclosure Schedule, (B) any Outbound IP Grant required to be set forth on Section 2.14(b)(ii) of the Company Disclosure Schedule, (C) any Contract providing for the development, co-development, or joint development of any Software or other Intangible Property by or for any of the Acquired Companies required to be set forth on Section 2.14(b)(iii) of the Company Disclosure Schedule, and (D) any Contract requiring any of the Acquired Companies to deposit source code or other materials into escrow, pursuant to which any third party has the right to access or obtain a copy of any source code of any Company Product upon any change of control, insolvency, or failure to maintain or support such Company Product;

(xii)  any Contract that with an infrastructure-as-a-service provider or hosting or cloud services provider pursuant to which any Company Product is hosted on, deployed on, or operates or is stored within, computing infrastructure provisioned to the Company by such provider providing for payments by any of the Acquired Companies of more than $100,000 in the twelve (12) months preceding the date hereof;

(xiii)  any Contract with any Related Party of any of the Acquired Companies (other than offer letters and agreements evidencing Options or acquisition of Shares, in each case that are consistent with the Company’s standard form made available to Parent);

(xiv)  any employment, consulting or professional services Contract with any current employee, worker, consultant, independent contractors, advisor, director or officer of any of the Acquired Companies (A) located in the United States that cannot be terminated at will and without notice, severance, termination payment, or other similar liability; and (B) located outside the United States that cannot be terminated on three months’ or less notice;

(xv)  any Contract that grants any retention payments or benefits, change of control payments or benefits, “good reason” rights, severance or termination pay or benefits (in cash, equity or otherwise) to any employee, consultant, director or officer of any of the Acquired Companies or other Person;

(xvi)  any Contract pursuant to which (A) any Acquired Company grants a third party the right to resell a Company Product, or (B) any third party grants an Acquired Company the right to resell such third party’s products;

(xvii)  any Contract related to a merger, asset or share purchase or divestiture Contract relating to any of the Acquired Companies (other than this Agreement);

(xviii)  any Labor Agreement;

(xix)  any settlement agreement with respect to any Proceeding;

(xx)  any Contract with any Governmental Entity or pursuant to which the Company provides goods or services, directly or indirectly, to or for or participates in any program involving a Governmental Entity or is entitled to any right or benefit (including Tax subsidies) provided by any Governmental Entity (each, a “Government Contract”); provided that, solely for purposes of the disclosure obligation under this Section 2.17(a)(xx), the Company need not list any Government Contract pursuant to which the Company provides goods or services to a Governmental Entity involving payments to any of the Acquired Companies in the twelve (12) months preceding the date hereof of less than $100,000;

(xxi)  any Contracts with a Top Customer or Top Vendor;

(xxii)  any Contracts between any of the Acquired Companies (each, as applicable, an “Intercompany Agreement”);

(xxiii)  any proof of concept agreement, trial agreement or other similar agreement, other than any such agreement entered into in the ordinary course of business;

(xxiv)  any Contract with drone, robot, sensor, or related component manufacturers, distributors, or suppliers providing for aggregate payments by any of the Acquired Companies of $100,000 or more annually; and

(xxv)  all powers of attorney granted by or on behalf of any of the Acquired Companies.

(b)  All Material Contracts are in written form. Each of the applicable Acquired Companies have performed in all material respects all of the obligations required to be performed by such Acquired Company and is entitled to all benefits under, and as of the date of this Agreement is not alleged to be in default in any respect of, any Material Contract. Each of the Material Contracts is in full force and effect with respect to the applicable Acquired Company and, to the knowledge of the Company, any other contracting party thereto, subject only to applicable Enforceability Exceptions. There exists (or, as a result of the consummation of the Transactions, will exist) no default or event of default or event, occurrence, condition or act, with respect to any of the Acquired Companies or to the knowledge of the Company as of the date of this Agreement, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to become a default or event of default under any Material Contract or give any third party the right to declare a default or exercise any remedy under any Material Contract, the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, the right to accelerate the maturity or performance of any obligation of the Acquired Company under any Material Contract, or the right to cancel, terminate or modify any Material Contract. As of the date of this Agreement, none of the Acquired Companies have received any written notice or other written communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. None of the Acquired Companies have Liability for renegotiation of Government Contracts. Correct and complete copies of all Material Contracts have been made available to Parent.

Section 2.18  Tangible Assets. Each of the Acquired Companies owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its respective tangible properties and assets that are used or held for use in their respective businesses, including all of the assets reflected on the Balance Sheet or acquired in the ordinary course of business since the Balance Sheet Date (except for those assets sold or otherwise disposed of for fair value since the Balance Sheet Date in the ordinary course of business), in each case free and clear of any Encumbrances, except as reflected on the Balance Sheet and except for such imperfections of title, if any, that do not interfere with the present value of the subject property in any material respect. The tangible assets owned or leased by each of the Acquired Companies constitute all of the tangible assets necessary for such Acquired Company to carry on its respective business as currently conducted in all material respects. All tangible assets owned or leased by each Acquired Company are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put. In cases in which any assets have been temporarily imported into a specific jurisdiction, as of the Closing, such assets will be within the authorized time frame for the assets to remain in the jurisdiction in accordance with Applicable Laws. This Section 2.18 does not relate to real property or interests in real property, such items being the subject of Section 2.13, or to Intellectual Property Rights, such items being the subject of Section 2.14.

Section 2.19  Insurance. All material insurance policies maintained by any of the Acquired Companies are listed in Section 2.19 of the Company Disclosure Schedule. Each such policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full. None of such policies will terminate or lapse (or be affected in any other adverse manner) by reason of the Transactions. None of the Acquired Companies have established or operated under a formalized self-insurance program. There are no pending claims under any insurance policy maintained by any of the Acquired Companies that would reasonably be expected to materially reduce or exhaust the coverage available under such policy. No insurer has provided any of the Acquired Companies any notice of cancellation, non-renewal, or material reduction in coverage with respect to any such policy.

Section 2.20  Customers and Suppliers.

(a)  Section 2.20(a) of the Company Disclosure Schedule sets forth a complete and correct list of (i) the twenty-five (25) largest distributors, licensees or other customers of the Company, by revenue (the “Top Customers”), along with the aggregate revenue recognized by the Company from each Top Customer during the last fiscal year and the six (6)-month period ended June 30, 2026, and (ii) the twenty-five (25) largest vendors of the Company, by expenditure (the “Top Vendors”), along with the total dollar volume of materials, supplies, merchandise and other goods and services purchased by the Company from each Top Vendor during the last fiscal year and the six (6)-month period ended June 30, 2026. The Company has made available to Parent copies of each Contract with a Top Customer. Except for the Company, no Acquired Company is a party to any Contract or agreement with any of the Acquired Companies’ customers.

(b)  None of the Acquired Companies have in the twelve (12) months preceding the date hereof received any written notice, letter, complaint or other written communication, or to the Acquired Companies’ knowledge, any oral communication, from any Top Customer or Top Vendor to the effect that it has terminated or materially reduced, or otherwise changed, modified, or amended in a manner materially adverse to the Company, or is reasonably likely to terminate or materially reduce, or otherwise change, modify, or amend in a manner materially adverse to the Company, its business relationship with such Acquired Company in a manner that is, or is reasonably likely to be, adverse to such Acquired Company. None of the Acquired Companies have reason to believe that there will be any such adverse change in the future either as a result of the consummation of the Transactions or otherwise.

Section 2.21  Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any of the Acquired Company.

Section 2.22  Bank Accounts; Powers of Attorney. Section 2.22 of the Company Disclosure Schedule sets forth a complete and correct list showing (a) all banks in which the Acquired Companies maintains a bank account or safe deposit box, together with, as to each such bank account, the final four digits of the account number, the names of all signatories thereof and the authorized powers of each such signatory and, with respect to each such safe deposit box, the number thereof and the names of all Persons having access thereto and (b) the names of all Persons holding powers of attorney from such Acquired Company, complete and correct copies of which have been made available to Parent.

Section 2.23  Anti-Corruption and Trade Regulation.

(a)  None of the Acquired Companies or their respective officers, directors, employees, or to the knowledge of the Company, any Representative or any other Person acting for or on behalf of any of the Acquired Companies has directly or indirectly through its Representatives or any Person acting on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any government official or to any other Person, or taken any action in furtherance thereof for the purpose of corruptly or improperly influencing any act or decision of any government official in their official capacity, inducing any government official to do or omit to do any act in violation of their lawful duties, securing any improper advantage or inducing any government official to use their respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case, assist any of the Acquired Companies in obtaining or retaining business for or with, or directing business to, any Person or in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining or retaining business, or any advantage in the conduct of business. None of the Acquired Companies have established or maintained any fund or asset that has not been recorded in their books and records. The Acquired Companies have established and currently maintain internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies and procedures to promote and ensure compliance with Anti-Corruption Laws and to ensure that all books and records of the Acquired Companies accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. There have not been, and are no current pending or, to the knowledge of the Company, threatened claims, charges, investigations (whether internal or otherwise), voluntary disclosures, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against any of the Acquired Companies with respect to any Anti-Corruption Law. There are no known actions, conditions, or circumstances pertaining to the activities of any of the Acquired Companies that would constitute or result in a violation of any Anti-Corruption Laws.

(b)  The Acquired Companies conduct and have in the last five (5) years, and with regards to Sanctions Laws since April 24, 2019, conducted their export and re-export transactions in accordance in all respects with all applicable Export Control and Sanctions Laws. Without limiting the foregoing, in the last five (5) years, and with regards to Sanctions Laws since April 24, 2019: (i) each of the Acquired Companies has obtained all licenses, consents, notices, waivers, approvals, orders, and authorizations, and have filed all registrations, declarations and reports with any Governmental Entity required under Export Control and Sanctions Laws for (A) the export, import or re-export of products, services, software and technologies, (B) releases of technologies and software to foreign nationals located in the United States and abroad, and (C) its other transactions (collectively, “Export Approvals”); (ii) the Acquired Companies have been and are in compliance with the terms of all applicable Export Approvals and license exceptions; and (iii) there are no actions, conditions or circumstances pertaining to the transactions of any of the Acquired Companies that would constitute or result in a violation of any Export Control and Sanctions Laws. Since April 24, 2019, none of the Acquired Companies have engaged in any transaction or other business, including the sale, license, purchase, import, export, re-export or transfer of products, software, technologies or services, in each case in violation of Export Control and Sanctions Laws, either directly or indirectly, to or from (x) Cuba, Crimea, Iran, North Korea, Syria (prior to July 1, 2025), or the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine (since February 21, 2022) (collectively, the “Sanctioned Countries”) or (y) any Restricted Party. None of the Acquired Companies have, in violation of Export Control and Sanctions Laws: been a party to or beneficiary of, or had any interest in, any franchise, license, management or other Contract with any Person, either public or private, in the Sanctioned Countries or with any Restricted Parties, or been a party to any investment, deposit, loan, borrowing or credit arrangement or involved in any other financial dealings, directly or indirectly, with any Person, either public or private, in the Sanctioned Countries or who is a Restricted Party. None of the Acquired Companies, nor, to the knowledge of the Company, any of their respective users, nor any director, officer, or employee of any the foregoing is or since April 24, 2019, has been a Restricted Party.

(c)  The Acquired Companies have not conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Entity, or, to the knowledge of the Company, been the subject of any Proceedings or received any written notice or citation from any Governmental Entity related to alleged violations of (i) applicable criminal law, including Anti-Corruption Laws and anti-money laundering laws or similar Applicable Laws, or (ii) Export Control and Sanctions Laws. No Acquired Company or any employee, officer, director, agent, representative or other Person acting for or on behalf of any member of the Acquired Companies has, to the Company’s knowledge, directly or indirectly taken any action or made any omission including but not limited to the receipt of a bribe or unlawful cash or non-cash payment, in each case in violation of any applicable Anti-Corruption Laws, anti-money laundering laws or similar Applicable Laws.

Section 2.24  Related Party Transactions; Stockholder Agreements.

(a)  No Related Party of any of the Acquired Companies (i) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that such Acquired Company uses in or pertaining to the business of such Acquired Company or (ii) has or has had any business dealings or a financial interest in any transaction with such Acquired Company or involving any assets or property of such Acquired Company, other than (A) business dealings or transactions conducted in the ordinary course of business on arm’s-length terms, (B) employment, compensation, benefits and expense reimbursement arrangements entered into in the ordinary course of business, (C) ownership of capital stock or other securities of the Company and rights under Contracts applicable to the Company’s stockholders generally and made available to Parent, and (D) indemnification arrangements with directors and officers of any Acquired Company which arrangements or agreements have been made available to Parent.

(b)  Section 2.24(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all stockholder and shareholder agreements, investors rights agreements, voting agreements, voting trusts, right of first refusal and co-sale agreements, rights of first negotiation, rights to notice of an acquisition proposal from a third party, management rights agreements and all other similar Contracts to which any of the Acquired Companies is a party or by which it is bound relating to the transfer, voting or registration of any shares of capital stock or shares, registered capital or any other securities of any of the Acquired Companies and no stockholder, shareholder or other security holder of any of the Acquired Companies is party to such a Contract.

Section 2.25  Takeover Statutes. The Company, the Company Board and the Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the Organizational Documents of the Company will not be applicable to any of Parent, the Company, the Surviving Corporation, or to the execution, delivery, or performance of the Company Transaction Documents, or to the Transactions, the Requisite Stockholder Approval.

Section 2.26  Government Contracts.

(a)  The Acquired Companies have complied in all material respects with: (i) all terms and conditions of each Government Contract and all quotations or proposals that, if accepted, would result in or lead to a Government Contract (“Government Contract Bid”); and (ii) all Laws and regulations applicable to each such Government Contract and Government Contract Bid. No Person has notified the Acquired Companies of, and the Acquired Companies are not aware of, any actual or alleged violation or breach of any term or condition of a Government Contract, or of any actual or alleged violation of any Law applicable to a Government Contract. The Acquired Companies have no reasonable basis to believe that any Government Contract could be terminated or not renewed or extended in accordance with its terms, or that the Acquired Companies would no longer be eligible for the award of orders or of any Government Contract Bid as a result of the Transactions contemplated by this Agreement.

(b)  None of the Acquired Companies’ Government Contracts have been terminated for default. No show cause notices, cure notices, or stop work orders have been issued to the Acquired Companies with respect to any Government Contract. All facts set forth in or acknowledged by any representations, certifications or disclosure statements made by the Acquired Companies with respect to each Government Contract and Government Contract Bid were true, accurate, and complete as of the date of submission.

(c)  The Acquired Companies have not undergone, and are not undergoing, any audit, investigation, or examination of records relating to the Acquired Companies’ Government Contracts, other than in the ordinary course of business, and there is no basis therefor. The Acquired Companies have not received any document requests, subpoenas, search warrants or civil investigative demands addressed to or requesting information involving the Acquired Companies or any of their Principals (as defined in the FAR), owners, officers, directors, or employees and, in respect of any non-U.S. Government Contract, any equivalent formal request for information or records from the relevant Governmental Entity.

(d)  Neither the Acquired Companies nor any of their Principals, owners, officers, directors, employees, consultants, agents, or representatives is currently debarred or suspended or otherwise declared ineligible from doing business with any Governmental Entity, or proposed therefor.

(e)  No reasonable basis exists to give rise to a claim for fraud (as such concept is defined under the state or federal Laws of the United States or, in respect of any non-U.S. Government Contract, as such concept is understood under the applicable law of the relevant jurisdiction, whether statute, common law, equity or otherwise) in connection with any Government Contract or Government Contract Bid. The Acquired Companies have not made a mandatory or voluntary disclosure to a Governmental Entity in connection with a Government Contract or Government Contract Bid, and no facts presently exist that would require the Acquired Companies to make a mandatory disclosure.

(f)  The Acquired Companies have not received notice of an actual, apparent, or potential organizational conflict of interest (“OCI”) as defined in FAR Subpart 9.5 or, in respect of any non-U.S. Government Contract, any actual, apparent, or potential conflict of interest or probity issue under the procurement rules or policies applicable to such Government Contract, and there are no facts that could reasonably be expected to result in an OCI or other such conflict of interest or probity issue as a result of or arising from execution of this Agreement.

(g)  There exist no outstanding claims against the Acquired Companies and no disputes involving the Acquired Companies arising under any Government Contract.

(h)  The Acquired Companies have complied with all requirements and Laws applicable to or to which they are subject as a result of their Government Contracts that restrict (a) the origin of goods provided to Governmental Entities or (b) the Acquired Companies’ supply, use or operation of particular systems or equipment, including but not limited to FAR 52.240-1 and FAR 52.204-23 through -30.

Section 2.27  Aviation Operations and Compliance.

(a)  Section 2.27(a) of the Company Disclosure Schedule sets forth a true, complete, and correct list of all unmanned aircraft systems or drones (“UAS”) owned, leased, or operated by the Acquired Companies for their own use, and excluding inventory held for sale (“Company UAS”), including make, model and serial number.

(b)  All Company UAS are properly registered with the Federal Aviation Administration (the “FAA”) or other relevant Governmental Entities, and all required airworthiness certificates, waivers, and exemptions are current, valid, and in full force and effect.

(c)  All Company UAS are compliant with the FAA’s Remote Identification rule (14 CFR Part 89), and the Acquired Companies maintain documentation evidencing such compliance.

(d)  All material suppliers to the Acquired Companies of UAS are disclosed in Section 2.27(d) of the Company Disclosure Schedule. There have been no material supply chain disruptions in the past three (3) years that have adversely affected the Acquired Companies’ ability to provide their services.

(e)  The Acquired Companies have not been subject to any regulatory investigations, enforcement actions, or inquiries by the FAA or any other Governmental Entity relating to their aviation and UAS operations, except as disclosed in Section 2.27(e) of the Company Disclosure Schedule. There have been no internal investigations or compliance complaints relating to UAS operations that would reasonably be expected to result in a material Liability or regulatory action.

(f)  All pilots operating UAS that are employed by the Acquired Companies and who are piloting drones in connection with their job duties for the Acquired Companies (“Company Pilots”) hold all required certifications (e.g., FAA Part 107 Remote Pilot Certificate or international equivalents), and the Acquired Companies maintain accurate and complete records of such certifications and recurrent training. The Acquired Companies have implemented and maintained training programs and standard operating procedures to ensure that all Company Pilots are trained and compliant with applicable aviation and UAS regulations, including Remote ID requirements.

(g)  All UAS operated by or on behalf of an Acquired Company have been operated at all times in compliance with Applicable Laws except for such instances of noncompliance that are immaterial to the Company’s current business operations.

(h)  All incidents, accidents, or near-misses involving UAS operations by Company Pilots have been properly reported in accordance with applicable law. A list of all safety events occurring during the last three (3) years experienced during UAS operations by Company Pilots reportable to the FAA pursuant to 14 CFR Part 107.9 is disclosed in Section 2.27(h) of the Company Disclosure Schedule.

(i)  The Acquired Companies maintain insurance policies in full force and effect covering their aviation and UAS operations, including coverage for property damage, liability, and regulatory compliance, and have paid all premiums due thereon.

(i)  Section 2.27(i)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all such insurance policies, including the type and scope of coverage, coverage limits, deductibles, exclusions, policy term (including expiration dates) and the identity of the insurer.

(ii)  There are no outstanding claims or disputes under any such policies, except as disclosed in Section 2.27(i)(ii) of the Company Disclosure Schedule.

(j)  The Acquired Companies do not have any liabilities or obligations, whether accrued, contingent, or otherwise, relating to their aviation or UAS operations, except as set forth in the Company Disclosure Schedule or arising in the ordinary course of business.

Section 2.28  Outbound Investment Security Program. Neither the Company nor any of its subsidiaries is a “covered foreign person,” as that term is defined in 31 C.F.R. § 850.209.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company, as of the date hereof and as of the Closing Date, as follows:

Section 3.1  Organization and Qualification. Each of Parent and Merger Sub is (a) duly organized, validly existing and in good standing under the Applicable Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate all of its properties, rights and assets and to carry on its business as it is now being conducted and (b) duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of its properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually and in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Merger or any of the other Transactions.

Section 3.2  Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or, at the Closing, will become a party, to perform its obligations under this Agreement and each such other Transaction Document and to consummate the Transactions. The execution and delivery of this Agreement and each other Transaction Document to which Parent or Merger Sub is or, at the Closing, will become a party and the consummation of the Transactions have been duly and validly authorized by all necessary corporate and other action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and each other Transaction Document to which Parent or Merger Sub, as applicable, is or, at the Closing, will become a party or to consummate the Transactions. This Agreement and each such other Transaction Document to which Parent or Merger Sub, as applicable, is or, at the Closing, will become a party have been or, at the Closing, will be, as the case may be, duly and validly executed and delivered by Parent or Merger Sub, as applicable and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute valid, legal and binding obligations of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub, as applicable, in accordance with their respective terms, subject to the Enforceability Exceptions.

Section 3.3  No Conflict; Required Consents and Approvals.

(a)  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the Transaction Documents to which it is or will be a party, and the consummation of the Transactions, do not and will not: (i) conflict with or violate the Organizational Documents of Parent or Merger Sub, as the case may be; (ii) conflict with or violate any Applicable Law; or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under or require any consent of any Person pursuant to, or otherwise adversely affect the rights or obligations of Parent or any of its Subsidiaries under, or result in the loss of any benefit under, any Contract or permit of Parent or Merger Sub, as applicable, except, in the case of clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger or any of the other Transactions.

(b)  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the Transaction Documents to which it is or will be a party and the consummation of the Transactions by Parent and Merger Sub do not, and the performance of this Agreement by Parent or Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity for such performance, except for the filing of a notification and report form under the HSR Act and the expiration or termination of all applicable waiting periods thereunder or any other Antitrust Law, and any other filings contemplated by this Agreement pursuant to Applicable Law.

Section 3.4  Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Parent owns beneficially and of record all outstanding equity interests of Merger Sub, and no other Person holds any capital stock or membership interests of Merger Sub nor has any right to acquire any interest in Merger Sub.

Section 3.5  Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub, other than any such fees or commissions that will be solely paid by or on behalf of Parent.

Section 3.6  Availability of Funds; Financing.

(a)  Parent has delivered (or shall deliver concurrently with the execution of this Agreement) to the Company a true, complete and correct copy of (i) the executed debt commitment letter (including all exhibits, schedules and annexes thereto, as amended, modified or replaced from time to time in accordance with its terms, the “Debt Commitment Letter”), dated as of July 27, 2026, from the Financing Sources party thereto, and (ii) each executed fee letter associated therewith (redacted to remove fee amounts, flex provisions and other economic terms, provided such redactions would not reasonably be expected to adversely affect the conditionality, enforceability, termination provisions or reduce the aggregate principal amount of the Debt Financing, together with cash on hand and other financial resources of Parent and its Affiliates (“Other Available Funds”), to be less than the Required Amount) (such Debt Commitment Letter and each such fee letter, collectively, the “Debt Financing Commitment”), pursuant to which the Financing Sources have committed, on the terms and subject to the conditions set forth therein, to lend the amounts set forth therein to Parent for the purposes of, among other things, financing the Transactions and related fees and expenses on the Closing Date (the “Debt Financing”).

(b)  As of the date of this Agreement, the Debt Financing Commitment is a legal, valid and binding obligation of Parent, enforceable in accordance with its terms (subject to the Enforceability Exceptions). As of the date of this Agreement, the Debt Financing Commitment is in full force and effect and has not been terminated, withdrawn, rescinded or otherwise amended or modified in any material respect and no such termination, withdrawal, rescission or modification is contemplated. There are no conditions precedent related to the funding of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. Assuming (x) the satisfaction of the conditions set forth in Sections 5.1 and 5.2 and (y) the Debt Financing is funded in accordance with the Debt Financing Commitment, the net proceeds from the Debt Financing Commitment, together with Other Available Funds, shall be sufficient to fund the payment of the Required Amount.

Section 3.7  Independent Investigation. Each of Parent and Merger Sub acknowledges and agrees (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that each of them has conducted its own investigation, analysis and evaluation of the Acquired Companies, that each of them has had the opportunity to make such reviews and inspections of the financial condition, business, results of operations, properties, assets and prospects of the Acquired Companies as it has deemed necessary or appropriate, that each of them has had the opportunity to request certain information it has deemed relevant to the foregoing from the Acquired Companies, and that in making its decision to enter into this

Agreement and to consummate the Merger and the other Transactions it has also relied on its own investigation, analysis and evaluation of the Acquired Companies and their financial condition, business, results of operations, properties, assets, liabilities, and prospects; provided, however, that nothing in this Section 3.7 shall limit or otherwise affect the representations, warranties, covenants and agreements of the Company set forth in this Agreement or the rights or remedies of any Indemnified Party under Article VII.

ARTICLE IV

COVENANTS

Section 4.1  Conduct of Business. During the period from the date hereof and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof or the Closing (the “Interim Period”), the Company shall and shall cause the other Acquired Companies to (a) conduct the businesses of each of the Acquired Companies in the ordinary course of business and in compliance in all material respects with all Applicable Laws, Company Privacy Policies, and Contracts and (b) except as expressly contemplated under this Agreement, preserve intact its present business organizations, lines of business and its relationships with employees, other service providers, customers, suppliers, distributors, licensors, lessors and other third parties having business dealings with any of the Acquired Companies, in each case, with respect to clauses (a) and (b), consistent with such Acquired Company’s past practice, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing.

Section 4.2  Restrictions on Conduct of Business. Without limiting the generality or effect of the provisions of Section 4.1, during the Interim Period, except as (w) expressly required by this Agreement, (x) set forth in the corresponding subsection of Section 4.2 of the Company Disclosure Schedule, (y) expressly consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (z) expressly required by Applicable Law, the Company shall not, and shall cause the other Acquired Companies not to, directly or indirectly:

(a)  amend or otherwise change its Organizational Documents (including, in respect of DroneDeploy AUS, its constitution);

(b)  issue, sell, pledge, dispose of, grant or otherwise subject to any Encumbrance, any shares of its capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any of its shares of capital stock, or any other ownership interest, except pursuant to the exercise of Options outstanding on the date of this Agreement, in accordance with their terms as existing on the date of this Agreement;

(c)  transfer, lease, sell, pledge, assign, license, dispose of or subject to any Encumbrance any assets, rights (including any Intellectual Property Rights) or properties of the Acquired Companies, except for sales and non-exclusive licenses to Company Products and non-exclusive licenses to Company Intellectual Property Rights granted to vendors for the purpose of such vendors performing services for the Company, in each case, in the ordinary course of business;

(d)  provide, disclose, or commit to provide or disclose, to any third party any source code of the Company Software or of any other Software used by the Acquired Companies (other than (i) to any Acquired Company’s Contributors, and (ii) with respect to Open Source Software used in Company Products, offering such Open Source Software to its customers under an Open Source Software license, in each case of (i) and (ii), in the ordinary course of business);

(e)  declare, set aside, make or pay any dividend or other distribution, with respect to any of its shares of capital stock;

(f)  reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares of capital stock or make any change to its capital structure, except for forfeitures of Unvested Options or forfeitures or repurchases (at no more than cost) by the Company of its shares of capital stock, in either case, upon a termination of service with any individual service provider of the Company pursuant to the underlying award agreements in effect on the date of this Agreement;

(g)  acquire or agree to acquire, directly or indirectly (including by merger, consolidation or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or any division thereof or any other business, or any equity interest in any Person or any amount of assets (other than assets acquired in the ordinary course of business consistent with past practice (and provided that such assets do not constitute a material portion of another Person’s assets));

(h)  incur any indebtedness for borrowed money (including, without limitation, by drawing on any existing credit facility), or assume, guarantee or endorse, or otherwise become responsible for (contingently or otherwise), the obligations of any Person;

(i)  make any loans, advances or capital contributions or purchase debt securities or amend the terms of any outstanding loan agreement;

(j)  make, authorize or make any commitment with respect to any capital expenditure or incur any liabilities or obligations in respect thereof, other than in the ordinary course of business consistent with past practice;

(k)  make or direct to be made any capital investments in any Person;

(l)  except as required by the terms of any Employee Plan existing on the date hereof and disclosed on Section 2.11(a) of the Company Disclosure Schedule, (i) grant or increase, or commit to grant or increase, any form of compensation or benefits payable or to become payable (including bonus grants and retention payments) to any current or former employee, worker, consultant, independent contractor, advisor, or other individual service provider of an Acquired Company; (ii) take any action to accelerate the vesting, lapse of restrictions or payment of any compensation or benefits under any Employee Plan; (iii) grant any rights to severance, retention, “good reason” rights, change in control or termination pay or benefits to any current or former employee, worker, contractor, independent contractor, advisor or other individual service provider of an Acquired Company or other Person; (iv) establish, adopt, enter into or amend or terminate any Employee Plan or any plan, program, agreement, arrangement or Contract that would be an Employee Plan if in effect on the date of this Agreement; (v) take any action to fund or secure the payment of any compensation or benefits under any Employee Plan; (vi) adopt or enter into any Labor Agreement or recognize or certify any labor union, labor organization, trade union, works council or group of employees as the bargaining representative; (vii) establish, adopt, enter into, amend or terminate any written employment policy, employee handbook or work rules; (viii) hire, engage, elect or appoint any officer, director, employee, worker, contractor, independent contractor, advisor, or other individual service provider; (ix) reclassify any employee as exempt or non-exempt from overtime, reclassify an employee as an independent contractor or reclassify any independent contractor as an employee; (x) terminate the employment (other than for cause), change the title, office or position, or materially reduce the responsibilities of any officer, employee, worker, contractor, independent contractor, advisor, or other individual service provider; or (xi) waive, release, amend or fail to enforce the restrictive covenants obligations of any current or former employees or individual service provider of an Acquired Company;

(m)  make or change any accounting treatment election, adopt or change any accounting period or adopt or change any accounting method;

(n)  (i) make, change or revoke any material Tax election; (ii) file any amended Tax Return; (iii) file any Tax Return (except as provided in Section 4.12(e)(i)); (iv) adopt or change any Tax accounting method or Tax accounting period; (v) enter into, cancel or modify any agreement with a Taxing Authority; (vi) settle or compromise any Tax claim or assessment; (vii) surrender any right to claim a refund of Taxes; (viii) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; (ix) participate in any voluntary disclosure application or agreement or similar process; (x) apply for any Tax ruling; (xi) enter into any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement, or similar Contract (other than any Commercial Tax Agreement); or (xii) assume or agree to indemnify any Liability for Taxes of another Person (other than by reason of any Commercial Tax Agreement);

(o)  enter into or amend any Contract that if entered into prior to the date hereof would constitute a Material Contract, consent to the termination of any Material Contract, or amend or modify, waive or consent to the termination of any Acquired Company’s rights under any Material Contract in a manner adverse to any Acquired Company or waive, release or consent to the termination of any claims or rights of material value to any Acquired Company, other than renewals of Contracts on the same or substantially similar terms in the ordinary course of business; provided that, for the purposes of this clause (o), the term “Material Contract” shall exclude Contracts with customers entered into in the ordinary course of business consistent with past practice that are on terms that do not substantially deviate from the Company’s forms with respect to the scope of liability assumed by the Company (including by assuming any uncapped liability) or the scope of rights granted by the Company to Company Intellectual Property Rights and Company Intangible Property, below a dollar value of $250,000 and that are not Material Contracts of the types described in Section 2.17(a)(ii), Section 2.17(a)(iv), Section 2.17(a)(v), Section 2.17(a)(xi)(C) or (D), Section 2.17(a)(xvii), Section 2.17(a)(xix), Section 2.17(a)(xx) and Section 2.17(a)(xxii);

(p)  enter into any Contract that shall require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions;

(q)  terminate, cancel, amend or modify any material insurance coverage policy maintained by any Acquired Company;

(r)  terminate, waive, abandon, cancel, let lapse, or render invalid or unenforceable any right or registration of a right of material value (including any Company Intellectual Property Right), including taking any action that would reasonably be expected to result in the same;

(s)  amend, change, remove or otherwise take any action to alter any privacy notice or privacy policy hosted on the Company website;

(t)  amend, change, or otherwise take any action to alter any IT Systems, other than routine maintenance, security patches, updates, and other changes made in the ordinary course of business and that do not adversely impact any IT Systems;

(u)  commence or settle any Proceeding involving payments by any Acquired Company in excess of $250,000 or the grant of any material non-monetary relief, other than to enforce its rights under this Agreement or any other Transaction Document;

(v)  enter into, amend or modify any Intercompany Agreement, subject to any amendments to any Intercompany Agreements required pursuant to this Agreement;

(w)  enter into any transaction, arrangement or Contract with, or for the benefit of, a Related Party; or

(x)  enter into any Contract or otherwise make a commitment to take any of the actions described in clauses (a) through (w) of this Section 4.2.

Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing Date.

Section 4.3  Regulatory Approvals. Each of the parties hereto (except the Stockholder Representative) agrees to use reasonable best efforts to (a) promptly make all filings and notifications and other submissions with respect to this Agreement and the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other applicable Antitrust Laws and other regulatory filings and communications, including those set forth on Schedule 4.3 hereto (the “FDI Matters”) and, in any event, shall each file the Notification and Report Form under the HSR Act, and the filings and notifications and other submissions contemplated by the FDI Matters, in each case promptly, and no more than ten (10) Business Days after the date of this Agreement or, in the case of the Investment Canada Act Approval, if section 11(1)(c) of the Investment Canada Act comes into force prior to Closing and, Parent determines, acting reasonably and after good-faith consultation with the Company, that the Transactions will require a notification to be submitted prior to Closing under section 11(1)(c) of the Investment Canada Act, then Parent will submit a notification under the Investment Canada Act no later than ten (10) Business Days after the public announcement of the date that section 11(1)(c) of the Investment Canada Act will come into force, and (b) make any and all filings required under the FATA and the UK NSI Act with respect to the Transactions contemplated by this Agreement promptly (and in any event, within ten (10) Business Days) after the date of this Agreement and supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested under the FATA and the UK NSI Act. In connection with the foregoing, Parent shall, acting reasonably and after good-faith consultation with the Company, determine whether a mandatory notification is required under the UK NSI Act in relation to the Merger. Parent may, in its sole discretion, request at the time of filing early termination of the applicable waiting period under the HSR Act. To the extent permitted by Applicable Law, each of the Company and Parent or any Affiliate thereof shall promptly inform the other of any material communication between the Company or Parent (as applicable) and any Governmental Entity regarding the Transactions or the FDI Matters (and if in writing, furnish the other party with a copy of such communication). If the Company or Parent or any Affiliate thereof shall receive any formal or informal request for information or documentary material from any Governmental Entity with respect to the Transactions or the FDI Matters, then the Company or Parent (as applicable) shall respond as soon as reasonably practicable to such request. To the extent permitted by Applicable Law and except as may be prohibited by any Governmental Entity, the Company and Parent shall (i) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written or oral communication with any Governmental Entity relating to the Transactions or the FDI Matters; (ii) not participate in any substantive meeting or telephone or video conference, or have any substantive communication, with any Governmental Entity unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent not prohibited by such Governmental Entity, gives the other the opportunity to attend and participate therein; (iii) furnish the other party’s outside legal counsel with copies of all material communications between it and any such Governmental Entity with respect to this Agreement and the Transactions or the FDI Matters; provided that such material (A) may be redacted as necessary (1) to comply with contractual arrangements, (2) to preserve legal privilege, or (3) to remove references concerning the valuation of the Company and (B) may be designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient or other Persons without the advance written consent of the party providing such materials; and (iv) furnish the other party’s outside legal counsel with such necessary information and reasonable assistance as such outside legal counsel may reasonably request in connection with its preparation of submissions to any such Governmental Entity. In the event of a dispute between the Company and Parent, Parent shall control the strategy, after considering in good faith any comments provided by the Company, with respect to such filings and investigations and the FDI Matters. All filing fees in connection with filings required by the HSR Act or any other Antitrust Laws shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Company (which portion shall constitute a Transaction Expense), and all filing fees in connection with filings required under the FATA shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Company (which portion shall constitute a Transaction Expense). Notwithstanding the foregoing, nothing in this Section 4.3 shall require Parent to take any action that would prohibit or limit in any respect, or place any conditions on, the ownership or operation by Parent of any portion of the business or assets of Parent or any of its Affiliates (including the Acquired Companies), or compel Parent to divest, dispose of, hold separate or license any portion of such business or assets.

Section 4.4  Stockholder Approval.

(a)  As soon as practicable following the execution and delivery of this Agreement, but in any event no later than twenty-four (24) hours thereafter, the Company shall deliver to Parent a fully executed Written Consent and Joinder Agreement from each Principal Stockholder. The Company shall ensure that such Written Consents and Joinder Agreements shall have been obtained and executed in compliance with, and are valid and effective under, Applicable Law and the Company’s Organizational Documents.

(b)  As soon as practicable following the execution and delivery of this Agreement, but in any event no later than one (1) day prior to the Stockholder solicitation described in Section 4.4(c), the Company shall obtain and deliver to Parent a Parachute Payment Waiver from each Person who is or reasonably could be, with respect to the Company, a “disqualified individual,” and who reasonably might otherwise receive, have received, or have the right or entitlement to receive a parachute payment under Section 280G of the Code.

(c)  No later than three (3) Business Days prior to the Effective Time, the Company shall submit a proposal to the Stockholders (in form and substance reasonably acceptable to Parent) to be voted on by the Stockholders in accordance with the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments or benefits provided pursuant to Contracts that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 4.4(b), might otherwise result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder approval to be solicited in a manner which satisfies all applicable requirements of such Section 280G of the Code and the Treasury Regulations thereunder, including Q&A-7 of Section 1.280G-1 of such Treasury Regulations. Prior to the Effective Time, the Company shall deliver to Parent evidence reasonably satisfactory to Parent that any required Stockholder approval vote was solicited in conformance with Section 280G and the Treasury Regulations thereunder and (i) the requisite Stockholder approval was obtained with respect to any payments or benefits that were subject to the Stockholder approval vote (the “280G Approval”), or (ii) the 280G Approval was not obtained and that payments and benefits that have been waived by disqualified individuals shall not be paid. All disqualified individual waiver templates and solicitation documents for the 280G Approval, including the supporting analysis identifying all disqualified individuals and their respective payments and benefits, shall be subject to advance reasonable review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed.

Section 4.5  Information Statement. No later than ten (10) days following the execution of this Agreement, the Company shall, in accordance with Applicable Law, transmit to each Stockholder an information statement (which the Company shall provide a draft of to Parent, no later than five (5) days after the execution of this Agreement) in form and substance reasonably acceptable to Parent (as the same may be amended and supplemented from time to time, the “Information Statement”) to provide the notices described below and to solicit Stockholders other than the Principal Stockholders to execute and deliver Joinder Agreements. The Company shall promptly advise Parent in writing if at any time prior to the Effective Time the Company obtains knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement, including in order to make the statements contained therein not misleading; provided that, following the delivery of the Information Statement, no amendment or supplement to the Information Statement shall be made by the Company without the prior written approval of Parent. The Information Statement shall include the notices required pursuant to Delaware Law, and other Applicable Law, and specifically contain notices addressing (a) the key terms of this Agreement and the Merger, (b) a statement to the effect that the Company Board has unanimously recommended that the Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the other Transactions, including the reasons therefor, (c) (i) notice contemplated by Section 228 of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent, and (ii) notice contemplated by Section 262 of Delaware Law of such Stockholder’s appraisal rights pursuant to Section 262 of Delaware Law and a copy of, or link to, Section 262 of Delaware Law, (d) other customary disclosures and information, and (e) such other information as Parent and the Company may agree is required or advisable under Applicable Law. Following the delivery of the Information Statement to Stockholders, the Company shall deliver by any manner permitted by Applicable Law, as applicable, any subsequent notice required to be delivered with respect to appraisal rights pursuant to Delaware Law (subject to Parent’s prior review and written approval).

Section 4.6  Confirmatory Assignments.

(a)  Prior to Closing, the Company shall use commercially reasonable efforts to obtain prior to Closing, and deliver to Parent, executed confirmatory assignments of Intellectual Property Rights, in a form reasonably satisfactory to Parent, with respect to the Intellectual Property Rights set forth on Schedule 4.6(a).

(b)  Prior to Closing, each of the Acquired Companies shall terminate each stockholder agreement, investor rights agreement, voting agreement, voting trust, right of first refusal and co-sale agreement, management rights agreement and all other similar agreements.

Section 4.7  Notice of Certain Events. The Company shall promptly notify Parent of: (a) any notice or other communication from any Governmental Entity in connection with the Transactions; (b) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (c) any Proceeding commenced or, to the knowledge of the Company threatened in writing against, relating to or involving or otherwise affecting the business of the Company or that relates to the consummation of any of the Transactions; (d) any breach of any representation, warranty, covenant or agreement of the Company in this Agreement which would cause any of the conditions to closing set forth in Article V not to be satisfied; and (e) any Security Incident (provided that an unintentional failure of the Company to give notice under this Section 4.7 shall not be deemed to be a breach of covenant under this Section 4.7 and shall constitute only a breach of the underlying representation, warranty, covenant or agreement, as the case may be). Any such disclosure shall not be deemed to constitute an exception to the representations and warranties set forth in Article II, nor limit the rights of Parent under this Agreement for any breach by the Company of such representations and warranties or have any effect for purposes of determining the satisfaction of the conditions set forth in Section 5.1. Parent shall promptly notify the Company of any breach of any representation, warranty, covenant or agreement of Parent or Merger Sub in this Agreement which would cause any of the conditions to closing set forth in Article V not to be satisfied (provided that an unintentional failure of Parent to give notice under this Section 4.7 shall not be deemed to be a breach of covenant under this Section 4.7 and shall constitute only a breach of the underlying representation, warranty, covenant or agreement, as the case may be).

Section 4.8  Confidentiality; Public Announcements.

(a)  The Company, Parent and the Merger Sub hereby agree that the information obtained in any investigation pursuant to Section 4.13 or any information obtained pursuant to the notice requirements of Section 4.7, or otherwise pursuant to the negotiation and execution of this Agreement or the consummation of the Transactions shall be governed by the terms of the Mutual Nondisclosure Agreement, dated as of June 19, 2026, by and between Parent and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Notwithstanding the foregoing, each party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and in any disclosures, including to any Governmental Entity, necessary or advisable in compliance with Applicable Law or applicable stock exchange rules and regulations. The Stockholder Representative hereby agrees to hold in strict confidence all information relating to the Merger or this Agreement received by the Stockholder Representative before or after the Closing or relating to the period after the Closing; provided that the Stockholder Representative may disclose information to the Advisory Group and the Indemnifying Parties (each of whom is subject to a similar obligation of confidentiality) on a need to know basis in the administration of its duties under this Agreement.

(b)  None of the Acquired Companies, the Stockholder Representative, any Securityholder nor any of their respective Representatives, shall, directly or indirectly, issue any press release or otherwise make any public statements in any form, including any statements accessible to the public via the internet, social media or other means, with respect to this Agreement, the Merger or the other Transactions, including, if applicable, the termination of this Agreement and the reasons therefor or any Proceedings, without the prior written consent of Parent. Notwithstanding the foregoing, but in all cases following Parent’s public announcement of the Transactions or other public disclosure of the Transactions: (i) any Stockholder that is a venture capital or similar private investment fund may disclose the existence and terms of this Agreement to the extent necessary to report the transactions contemplated hereby to its members, limited partners or other investors in accordance with such fund’s standard practice and so long as such members, limited partners or other investors are bound by confidentiality restrictions no less stringent than those herein with respect to such information; and (ii) any Securityholder and any Representative of an Acquired Company may make any public statement that is consistent with, and does not contain any information in addition to, the information that Parent has previously publicly disclosed with respect to this Agreement, the Merger or the other Transactions. Notwithstanding anything herein to the contrary, following the Closing and after the public announcement of the Merger by Parent (if any), the Stockholder Representative shall be permitted to announce that it has been engaged to serve as the Stockholder Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.

Section 4.9  Exclusivity.

(a)  During the Interim Period, the Company shall not, and shall cause the other Acquired Companies, and its and their respective Representatives and securityholders not to, directly or indirectly: (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal; (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal; or (v) submit any Acquisition Proposal to the vote of any stockholders of any of the Acquired Companies. The Company shall, and the Company shall cause each of the other Acquired Companies and its and their respective Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room containing any non-public information with respect to any of the Acquired Companies in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to any of the Acquired Companies previously provided to such Person in connection with an Acquisition Proposal. If any Representative or securityholder of any of the Acquired Companies takes any action that any of the Acquired Companies is obligated pursuant to this Section 4.9 to cause such Representative or Securityholder not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 4.9.

(b)  The Company shall immediately (but in any event, within twenty-four (24) hours) notify Parent in writing after receipt by any of the Acquired Companies (or, to the knowledge of the Company, by any of their respective Representatives), of: (i) any Acquisition Proposal; (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (iii) any other notice that any Person is considering making an Acquisition Proposal; or (iv) any request for nonpublic information relating to any of the Acquired Companies or for access to any of the properties, books or records of any of the Acquired Companies by any Person other than Parent not in the ordinary course of business. Such notice shall describe: (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request; and (B) the identity of the Person or group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Parent informed on a prompt basis of the status and material details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Parent a complete and correct copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of such board of directors) of any meeting of the Company Board at which such board of directors is reasonably expected to discuss any Acquisition Proposal.

Section 4.10  Employee Matters.

(a)  Continuing Employees. Prior to the Closing, the Acquired Companies shall assist Parent with its efforts to identify employees, workers, consultants, independent contractors, advisors, or other service providers of the Acquired Companies to whom Parent may elect to offer continued engagement or employment following the Closing with the Surviving Corporation, Parent or any of their Subsidiaries. Each employee of the Acquired Companies who continues employment with Parent or any designee or Affiliate thereof immediately following the Closing, along with each Key Employee who continues employment with Parent or any designee or Affiliate thereof immediately following the Closing, will be a “Continuing Employee.” At least ten (10) Business Days prior to the Closing, Parent shall make offers of employment or engagement, as applicable, to each employee of the Acquired Companies identified with the intention of becoming a Continuing Employee.

(b)  Payment of Accrued Employee Amounts. To the extent permissible under Applicable Law, at or immediately prior to the Closing, the Company shall prepare a special payroll run to pay out all accrued and unpaid wages, bonuses, commissions, fees, termination costs, severance pay, notice pay, benefits and other vested and earned but unpaid compensation, costs or benefits (including, for the avoidance of doubt and without limitation, under the Employee Plans) due to any current or former employees, workers, consultants, independent contractors, advisors, and individuals rendering services to any Acquired Company (including, for the avoidance of doubt, all Continuing Employees) as of the Closing Date; provided, however, that the Company shall not be required to pay (and such amounts shall not be included in the calculation of “Accrued Employee Amounts”) any fees, termination costs, severance pay or notice pay to the extent such amounts arise solely from a request or direction of Parent to terminate the applicable employee or service provider (collectively, the “Accrued Employee Amounts”).

(c)  On or within five (5) Business Days prior to the anticipated Closing Date, the Company shall provide Parent with an update to the list of employees, workers, consultants, or other service providers of any Acquired Company and related information set forth in Section 2.12(a)(i) and (ii) of the Company Disclosure Schedule to reflect new hires, terminations, compensation changes (including details of any oral or written promises of compensation or adjustments) or other personnel changes occurring between the date hereof and the Closing Date.

(d)  The timing and content of any announcement or notification to the employees, workers or independent contractors of any Acquired Company with respect to the Merger or other Transactions (which, for the avoidance of doubt, shall not include any press release or other public statement, which shall be subject to Section 4.8(b)) shall be subject to the approval, which shall not be unreasonably withheld, delayed or conditioned, of Parent. In furtherance thereof, the Company will consult with Parent (and will include comments made by Parent) prior to sending any notices or other communication materials to employees, workers or independent contractors of any Acquired Company regarding the Transactions, or employment, engagement, compensation, or employee benefits following the Closing; provided, however, that Securityholder communications shall be provided to employee Securityholders in the manner, at the time and subject to the terms and conditions set forth in this Agreement.

(e)  Nothing contained in this Agreement (including Section 4.10, and Section 4.14 and Section 4.16) shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Parent or any of its Affiliates to terminate, reassign, promote or demote any employee, worker, consultant, independent contractor, advisor, or other service provider (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, leveling, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such employee, worker, consultant, independent contractor, advisor or other service provider at any time following the Closing, (ii) constitute an adoption, termination, amendment or modification of any Employee Plan or other employee benefit plan, policy, or arrangement, (iii) create any third party rights in any such current or former employee, worker, independent contractor, consultant, advisor or other service provider (including any beneficiary or dependent thereof) or (iv) obligate Parent or any of its Affiliates to adopt, amend, terminate or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Parent or any of its Affiliates from adopting, modifying, terminating, or maintaining any plan, program or other compensatory or benefits arrangement at any time.

Section 4.11  Retention Pool. Parent will establish and maintain a retention program for Continuing Employees following the Closing pursuant to the terms and conditions as set forth in Section 4.11 of the Company Disclosure Schedule.

Section 4.12  Tax Matters.

(a)  Cooperation. Each of Parent and the Stockholder Representative shall retain and furnish or cause to be furnished to one another, upon reasonable request, as promptly as practicable, such information in that party’s possession and assistance relating to the Acquired Companies as is reasonably necessary for the filing of all Tax Returns of or with respect to the Acquired Companies, the making of any election related to Taxes of or with respect to the Acquired Companies, the preparation for any audit by any Taxing Authority with respect to the Acquired Companies, and the prosecution or defense of any Proceeding relating to Taxes of or with respect to the Acquired Companies. Parent and the Stockholder Representative shall cooperate with each other in the conduct of any audit or other Proceeding related to Taxes of or with respect to the Acquired Companies, and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the covenants contained in this Section 4.12(a). The Company will engage a nationally recognized accounting firm designated by Parent prior to the Closing to complete a study to determine any limitations on the Acquired Companies’ net operating loss carryforwards and other Tax attributes under Sections 382, 383, and 384 of the Code (or any corresponding or similar provision of Applicable Law) (the “Section 382 Study”). The fees, costs and expenses in connection with the Section 382 Study shall be borne solely by Parent. In the event any Taxing Authority informs the Stockholder Representative or any Securityholder of any notice of proposed Proceeding with respect to Taxes of the Acquired Companies, the Person so informed shall promptly notify Parent of such matter. The Company and the Stockholder Representative shall use commercially reasonable efforts to cooperate with Parent, the Payment Agent, and the Escrow Agent to provide any information reasonably requested by Parent, the Payment Agent, or the Escrow Agent to comply with IRS Form 1099-B or other Tax reporting requirements in connection with the Transactions. Notwithstanding anything to the contrary contained in this Agreement, (i) in no event shall the Stockholder Representative or any Securityholder be entitled to review or otherwise have access to any Tax Return, or information related thereto, of Parent or its Affiliates (other than Tax Returns of the Acquired Companies for any Pre-Closing Tax Period); and (ii) the Stockholder Representative shall have no obligation to prepare or file any Tax Returns.

(b)  Post-Closing Actions. From and after the Closing, without first consulting with the Stockholder Representative in good faith, Parent and its Affiliates shall not, and shall not cause or permit any Acquired Company to, (i) amend any Tax Return of any Acquired Company (or file any new Tax Return of any Acquired Company in a jurisdiction within which the Acquired Company has not previously filed Tax Returns if such Tax Return would have been first due before the Closing Date) with respect to any Pre-Closing Tax Period, (ii) initiate any voluntary disclosure agreement, engage in any voluntary compliance procedures or make any other similar voluntary contact with any Governmental Entity with respect to any Taxes or Tax Returns of any Acquired Company for any Pre-Closing Tax Period, (iii) make any Tax election with respect to any Acquired Company that has effect for any Pre-Closing Tax Period, or (iv) waive or extend the period applicable to any claim or assessment of Taxes or Tax Returns of any Acquired Company for any Pre-Closing Tax Period, in each case to the extent such action would reduce the Merger Consideration or increase the indemnification obligations of any Indemnifying Party; provided that any amounts incurred in connection with any of the foregoing actions for which the Stockholder Representative has not consented in writing shall not be determinative of the Loss Amounts arising from such action.

(c)  Transfer Taxes. Any Transfer Taxes, together with the costs of preparing and filing all necessary Tax Returns and other documentation with respect thereto, shall be borne fifty percent (50%) by the Indemnifying Parties, on one hand, and fifty percent (50%) by Parent, on the other hand. The Person required under Applicable Law to file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes shall prepare and timely file (or cause to be prepared and timely filed) such Tax Returns and other documentation, and promptly provide the other parties with a complete and correct copy thereof, together with reasonable evidence that all such Transfer Taxes have been timely paid.

(d)  Straddle Period. For purposes of determining whether any Tax (other than Transfer Taxes) is a Pre-Closing Tax, Taxes incurred with respect to a Straddle Period shall be allocated to the portion of the Straddle Period ending on the Closing Date as follows: (i) in the case of Taxes that are based upon or related to income, sales, proceeds, profits, receipts, wages, compensation, or similar items and all other Taxes that are not imposed on a periodic basis, be deemed equal to the amount of such Taxes which would be payable if the taxable period of the Acquired Company ended as of the close of business on the Closing Date based on an interim closing of the books (except that (x) solely for purposes of determining the marginal Tax rate applicable to income or receipts during such period in a jurisdiction in which such Tax rate depends upon the amount or level of income or receipts, annualized income or receipts may be taken into account if appropriate for an equitable sharing of such Taxes and (y) exemptions, allowances, and deductions that are otherwise calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing) shall be apportioned on a daily basis); and (ii) in the case of Taxes not described in clause (i) that are imposed on a periodic basis, be deemed equal to the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

(e)  Preparation and Filing of Tax Returns.

(i)  The Acquired Companies shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Acquired Companies required to be filed on or before the Closing Date (taking into account all applicable extensions properly obtained in the ordinary course of business) (each, a “Company Prepared Return”), and shall timely pay, or cause to be timely paid, all Taxes required to be paid by the Acquired Companies on or before the Closing Date. All Company Prepared Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the applicable Acquired Company with respect to such items, except as otherwise required by Applicable Law. At least ten (10) days prior to filing a Company Prepared Return that is an income or other material Tax Return (or as soon as reasonably practicable if the due date of such Tax Return is within ten (10) days after the date hereof) and that is required to be filed by the Acquired Companies after the date hereof, the Company shall submit a copy of such Tax Return to Parent for Parent’s review and shall consider in good faith any comments timely received from Parent in respect of such Tax Return. Notwithstanding the foregoing or anything to the contrary herein, the Acquired Companies shall not make any election in accordance with Revenue Procedure 2025-28 or otherwise to deduct in any Pre-Closing Tax Period any applicable domestic research or experimental expenditures paid or incurred in taxable years beginning after December 31, 2021 but prior to January 1, 2025 without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed if Closing has not occurred prior to September 30, 2026.

(ii)  After the Closing Date, Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Acquired Companies for any Pre-Closing Tax Period that are required to be filed after the Closing Date (each, a “Parent Prepared Return”). All Transaction Tax Deductions shall be reflected as deductions on such returns to the extent permitted by Applicable Law at a “more likely than not” or greater level of comfort. In the case of any Parent Prepared Return that is an income Tax Return or reflects a material amount of Tax for which the Indemnifying Parties would reasonably be expected to be liable pursuant to this Agreement, Parent shall deliver a draft of such Tax Return to the Stockholder Representative for review and comment no later than ten (10) days prior to the filing of such Tax Return (or as soon as reasonably practicable if the due date of such Parent Prepared Return is within ten (10) days after the Closing Date), and shall consider in good faith any reasonable comments timely received from the Stockholder Representative in respect of such Tax Return.

(f)  Tax Sharing Arrangements. Any and all Tax sharing, allocation, indemnification or similar agreements or arrangements with respect to or involving any Acquired Company (other than Commercial Tax Agreements) shall be terminated as of the Closing Date and, after the Closing Date, the Acquired Companies shall not be bound by or have any Liability under any such agreement or arrangement.

(g)  Tax Treatment. None of Parent, Merger Sub, or any of their agents or Affiliates, make any representations or warranties to the Company or any Securityholder regarding the Tax treatment of the Transactions (including the Merger), or the Tax consequences to the Company or any Securityholder of the Transaction Documents, the Merger or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and the Securityholders are relying solely on their own Tax advisors in connection with the Transaction Documents, the Merger and the other transactions and agreements contemplated hereby.

(h)  Effect on Indemnity Rights of Parent. Nothing in this Section 4.12 shall be deemed to limit or otherwise affect the rights of Parent under Article VII hereof.

Section 4.13  Access to Information. During the Interim Period: (a) each of the Acquired Companies shall afford Parent and its Representatives access, upon reasonable advance notice and in a manner that does not unreasonably interfere with the operation of the businesses of the Acquired Companies, during business hours to all of the properties, books, Contracts and records of each of the Acquired Companies and other information concerning the business, properties and personnel of each of the Acquired Companies as Parent may reasonably request; and (b) each of the Acquired Companies shall provide to Parent and its Representatives complete and correct copies of the internal financial statements of the Acquired Companies and Tax Returns, Tax elections and any other records and workpapers relating to Taxes, that are in the possession of any Acquired Company or subject to the control of each of the Acquired Companies; provided, however, that the foregoing shall not require any of the Acquired Companies to provide any such access or disclose any information to the extent the provision of such access or such disclosure would contravene Applicable Law or jeopardize any attorney-client or other legal privilege of any Acquired Company; provided, further, that if such access or disclosure is withheld on the basis that it would jeopardize any attorney-client or other legal privilege of any Acquired Company, such Acquired Company shall promptly provide Parent with written notice, including a reasonably detailed description of the nature of the information being withheld. No information or knowledge obtained by Parent or Merger Sub during the pendency of the Transactions in any investigation pursuant to this Section 4.13 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

Section 4.14  Termination of Benefit Plans. Effective as of no later than the day immediately preceding the Closing Date, and contingent upon the Closing, the Company shall terminate all Employee Plans, or if any Employee Plan constitutes a PEO Plan or multiple employer plan, withdraw from and terminate participation in such PEO Plan or multiple employer plan, that constitute “employee benefit plans” within the meaning of ERISA, including any Employee Plans intended to include a Code Section 401(k) arrangement (unless Parent provides written notice to the Company no later than five (5) Business Days prior to the Closing Date that such Employee Plans shall not be terminated or participation in such Employee Plans shall not be terminated, as applicable) and the Company Option Plan. The Company shall provide Parent with evidence that such Employee Plans and the Company Option Plan have been terminated (effective no later than the day immediately preceding the Closing Date), and that the Company has withdrawn from and terminated participation in any PEO Plans or multiple employer plan, pursuant to resolutions of the Company Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to prior reasonable review and approval by Parent. The Company also shall take such other actions in furtherance of terminating and withdrawing from or terminating participation in, as applicable, the applicable Employee Plans as Parent may reasonably require, including notification to the PEO or multiple employer plan sponsor and administrator, as applicable.

Section 4.15  Director and Officer Indemnification.

(a)  At or prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”) in a form mutually acceptable to the Company and Parent, which shall provide coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company. Following the Effective Time, the Surviving Corporation shall not cancel, and Parent shall cause the Surviving Corporation not to cancel and shall not permit to be canceled, the D&O Tail Policy.

(b)  From the Effective Time until the sixth (6th) year anniversary of the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to Persons who prior to the Effective Time were directors or officers of the Company or any other Acquired Company (the “D&O Indemnified Parties”) pursuant to any indemnification provisions under the Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties that are listed on Section 4.15(b) of the Company Disclosure Schedule; provided, however, that (i) the foregoing obligations shall be subject to any limitation imposed by Applicable Law, and (ii) no D&O Indemnified Party shall have any right of contribution, indemnification or right of advancement from Parent, Surviving Corporation, or their respective successors with respect to any Losses claimed by any of the Indemnified Parties against such D&O Indemnified Party in his or her capacity as a Indemnifying Party pursuant to this Agreement. Prior to the Closing, the Company shall purchase and fully pay (and such purchase price shall be included as a Transaction Expense of the Company) for the D&O Tail Policy, as described in Section 5.2(h)(xv). Parent shall not, and shall cause the Surviving Corporation to not, take any action to eliminate such D&O Tail Policy. The cost of the D&O Tail Policy shall be considered a Transaction Expense for purposes of this Agreement.

(c)  Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 4.15 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 4.15 applies without the consent of such affected D&O Indemnified Parties, unless such termination or modification is required by Applicable Law. The parties hereto acknowledge and agree that the D&O Indemnified Parties are intended to be express third party beneficiaries of this Section 4.15.

(d)  In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that proper provision is made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume and honor the obligations set forth in this Section 4.15.

Section 4.16  Cyber Tail Policy. At or prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company’s existing cyber liability insurance coverage (the “Cyber Tail Policy”) in a form mutually acceptable to the Company and Parent, which shall provide coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable than the cyber liability insurance coverage presently maintained by the Company. Following the Effective Time, the Surviving Corporation shall not cancel, and Parent shall cause the Surviving Corporation not to cancel and shall not permit to be canceled, the Cyber Tail Policy. The fees, costs and expenses in connection with the Cyber Tail Policy shall be borne solely by Parent.

Section 4.17  Equity Release Agreement. Prior to the Closing, the Company shall obtain from each Specified Person (and provide a copy to Parent) a release agreement in form and substance satisfactory to Parent (an “Equity Release Agreement”), releasing such Specified Person’s rights to receive such Specified Person’s ungranted options to purchase shares of Common Stock or other securities of the Company in exchange for a cash payment (the aggregate cash payments to be granted to Specified Persons pursuant to Equity Release Agreements, being referred to as the “Aggregate Equity Release Amount”).

Section 4.18  [Reserved.]

Section 4.19  Financing Obligation.

(a)  Parent shall use its reasonable best efforts to obtain the Debt Financing on a timely basis and on the terms and conditions in the Debt Financing Commitment in an amount sufficient, taken together with Other Available Funds, to fund the payment of the Required Amount, including (i) complying with its obligations under the Debt Financing Commitment, (ii) satisfying on a timely basis all conditions applicable to Parent contained in the Debt Financing Commitment (or any definitive agreements related thereto) and (iii) enforcing all of its rights under the Debt Financing Commitment (or any definitive agreements related thereto) and consummating the Debt Financing at or prior to the Closing. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (including, upon reasonable written request, providing the Company with copies of definitive agreements and other documents related to the Debt Financing and of material developments concerning the timing of the closing of the Debt Financing). Parent shall give the Company prompt written notice (A) upon having knowledge of any violation, breach or default by any party to any of the Debt Financing Commitments or any termination of any of the Debt Financing Commitments or (B) any actual or threatened in writing reduction, withdrawal, repudiation or termination of the Debt Financing by any Financing Source party to the Debt Financing Commitment. Notwithstanding the foregoing, it is understood and agreed that the obligations of Parent with respect to the Debt Financing pursuant to this Section 4.19(a) shall be subject to, and shall not be deemed to be breached by, any reduction, including to zero as applicable, of the commitments in respect of the Debt Financing in accordance with the terms of the Debt Financing Commitment as in effect on the date of this Agreement, as a result of the receipt of net proceeds of any Permanent Financing or obtaining of commitments with respect to the same (in each case, to the extent permitted hereunder).

(b)  If all or any portion of the Debt Financing becomes unavailable on the terms and conditions of the Debt Financing Commitment (including any flex provisions thereof), Parent shall (i) notify the Company of such event and the reasons giving rise to such event, as promptly as practicable following the occurrence of such event, (ii) use reasonable best efforts to arrange to obtain, as promptly as possible following the occurrence of such event, the Debt Financing or such portion of the Debt Financing from the same or alternative sources, and which may include one or more of a loan financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, in an amount sufficient, when added to any portion of the Debt Financing that is and will be available and any Other Available Funds, to fund the payment of the Required Amount (“Alternative Debt Financing”) and (iii) if applicable, obtain a new financing commitment letter (together with its related term sheets, the “Alternative Debt Financing Commitment”) or a new definitive agreement with respect thereto that provides for financing (A) on terms no less favorable to Parent than the Debt Financing Commitment as of the date hereof (taking into account any flex provisions thereof), (B) containing conditions to draw that

(x) are not materially less favorable taken as a whole to Parent than those conditions and terms contained in the Debt Financing Commitment as of the date hereof (taking into account any flex provisions thereof), (y) would not reasonably be expected to materially delay the Closing, and (z) do not materially adversely affect the ability of Parent to enforce its rights against the other parties to the Alternative Debt Financing Commitment (including all definitive documentation) relative to the ability of Parent to enforce its rights against the other parties to the Debt Financing Commitment as in effect on the date hereof or in the related definitive agreements, and (C) in an amount that is sufficient, when added to any portion of the Debt Financing that is and will be available and any Other Available Funds, to pay the Required Amount; provided that nothing contained in this Section 4.19(b) shall require, and in no event shall the “reasonable best efforts” of Parent be deemed or construed to require, Parent or to seek or accept the Debt Financing or any Alternative Debt Financing on terms materially less favorable in the aggregate than the terms and conditions described in the Debt Financing Commitment as in effect on the date hereof (including the exercise of any flex provisions thereof) as determined in the good faith reasonable judgment of Parent. In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Debt Financing (and consequently the term “Debt Financing” shall include any available portion of the then-existing Debt Financing and the Alternative Debt Financing), and the term “Debt Financing Commitment” or “Debt Commitment Letter” as used in this Agreement shall be deemed to include any Alternative Debt Financing Commitment. It is understood and agreed that reduction of commitments in respect of the Debt Financing in accordance with the provisions of the Debt Financing Commitments as in effect on the date of this Agreement as a result of Parent obtaining any Permanent Financing permitted hereunder or receipt of net proceeds of certain dispositions as required under the Debt Commitment Letter as in effect on the date of this Agreement that will be used to fund the payment of the Required Amount on the Closing Date shall not be deemed to constitute an unavailability of any portion of the Debt Financing for purposes of this Section 4.19(b) and that in any event committed Permanent Financing (to the extent permitted hereunder to replace the Debt Financing Commitment) may reduce (dollar-for-dollar) the Debt Financing Commitment and such reduction shall not be a breach of this Section 4.19(b) so long as the (x) net proceeds of such Permanent Financing are to be made available to fund the payment of the Required Amount on the Closing Date, (y) such Permanent Financing (other than any such Permanent Financing that does not reduce the committed amount of the Debt Financing until net proceeds of such Permanent Financing are actually received by Parent (whether directly or in escrow for such purpose with conditions to release from escrow that are no worse for closing certainty than the conditions in the Debt Commitment Letter as of the date hereof)) does not have conditions to funding that are more onerous to Parent than those conditions and terms contained in the Debt Commitment Letter as of the date hereof and (z) such Permanent Financing would not reasonably be expected to materially delay the Closing.

(c)  Notwithstanding anything to the contrary contained in this Agreement and in addition to the right of obtaining any Permanent Financing, Parent shall have the right to substitute other debt or equity financing for all or any portion of the Debt Financing contemplated by the Debt Commitment Letter from the same or alternative Financing Sources so long as such substitute financing is subject to funding conditions that are not less favorable to Parent than the funding conditions set forth in the Debt Commitment Letter and so long as such substitute financing would not adversely impact the ability of Parent to consummate the transactions contemplated hereby on a timely basis.

(d)  Each of Parent and the Merger Sub acknowledges and agrees that obtaining the Debt Financing or Permanent Financing is not a condition to the Closing.

Section 4.20  Financing Cooperation.

(a)  Prior to the Closing, the Company shall, and shall cause its Representatives to, use reasonable best efforts to provide, at the expense of Parent, all cooperation reasonably requested by Parent in connection with the arrangement, obtaining or consummation of any Debt Financing or any other debt securities, loan financing or other debt or equity financing pursued by Parent or any of its Affiliates in lieu of all or a portion of the Debt Financing (to the extent permitted hereunder) (any such financing, “Permanent Financing”), including by:

(i)  participating in a reasonable and customary number of meetings (including one-on-one meetings), road shows and presentations with, on the one hand, the parties acting as lead arrangers, bookrunners, or agents for, and prospective investors or lenders under, or investors in, the Debt Financing or any Debt Offering, and, on the other hand, management and Representatives (with appropriate seniority and expertise) of the Company and Parent, due diligence sessions and sessions with rating agencies, and reasonably cooperating with the marketing efforts of Parent and the Financing Sources, in each case in connection with the Debt Financing or any Debt Offering and with appropriate advance notice and at times and locations to be mutually agreed between Parent and the Company;

(ii)  executing and delivering definitive agreements with respect to the Debt Financing or any Debt Offering and other customary certificates, including customary Parent, secretary and closing certificates, or documents as may be reasonably requested by Parent, and to the extent required by the Debt Financing or any Debt Offering, facilitating the pledging of, and perfection of security interests in, collateral, in each such case, effective no earlier than the Closing;

(iii)  furnishing Parent and the Financing Sources as promptly as reasonably practicable financial statements of the Company and such other financial and other pertinent or customary information (other than Excluded Information) regarding the Company (A) as is reasonably necessary or customary or as may be reasonably requested in writing by Parent for the arrangement or marketing of the Debt Financing or any Debt Offering or for the preparation of any syndication, or other similar marketing materials or documents or rating agency (to the extent reasonably required in connection with the Debt Financing or any Debt Offering) or lender presentations, investor presentations or offering memoranda relating to, or in connection with, the Debt Financing or any Debt Offering and (B) as set forth in paragraph 6(b) of Annex B to the Debt Commitment Letter;

(iv)  causing the auditor engaged to audit the Financial Statements to (x) deliver, at Parent’s expense, any customary “comfort letter” with respect to any Debt Financing or Debt Offering, (y) assist with the customary due diligence activities in connection with the preparation of any offering memoranda or prospectus and (z) provide customary consents, if any, to the inclusion of audit reports in any applicable registration statement, offering memoranda, prospectus or one or more Form 8-Ks;

(v)  assisting Parent in the preparation of customary (A) confidential information memoranda (including, to the extent reasonably required in connection with the Debt Financing, executing and delivering one or more customary authorization and representation letters that are customary in connection with the Debt Financing), offering memoranda, prospectuses, lender presentations, investor presentations and other customary or appropriate marketing materials in connection with the Debt Financing or any Debt Offering, (B) to the extent reasonably required in connection with the Debt Financing or any Debt Offering, materials for rating agency presentations, (C) definitive documentation for the Debt Financing and any Debt Offering and (D) pro forma financial information or pro forma financial statements (other than Excluded Information);

(vi)  assisting with the payoff, discharge and termination of the Indebtedness set forth in Section 2.7(d) of the Company Disclosure Schedule by arranging for, and executing and delivering at least five (5) Business Days prior to the Closing, customary prepayment notices and Payoff Letters; and

(vii)  provide, at least three (3) Business Days prior to the Closing, all documentation and other information relating to the Company as is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and including, if the Company qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certificate, to the extent requested by Parent in writing at least ten (10) Business Days prior to the Closing Date.

(b)  Notwithstanding the foregoing, the Company shall not be required to take or permit the taking of any action pursuant to this Section 4.20 that (i) would require the Company or any Persons who are officers or directors of the Company to pass resolutions or consents to approve or authorize the execution of the Debt Financing or any Debt Offering that is effective prior to the Closing or execute or deliver any certificate, document, instrument or agreement (other than the authorization and representation letters referred to in clause (v)(A) above) or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing, (ii) require the Company to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing or any Debt Offering prior to the Closing, (iii) conflict with any Applicable Law or the applicable party’s Organizational Documents or would reasonably be expected to result in a violation or breach of, or default under, any material Contracts of the Company, (iv) provide access to or disclose information that would jeopardize any attorney-client privilege of the Company (provided that the Company and its Representatives shall use commercially reasonable efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege), (v) require the Company to enter into any instrument or agreement (other than the authorization and representation letters referred to in clause (v)(A) above) that is effective prior to the Closing or that would be effective if the Closing does not occur, (vi) require the Company or any of its Affiliates or their respective Representatives, as applicable, to waive or amend any terms of this Agreement, (vii) result in any officer or director of the Company or any of its Affiliates, or any Representatives thereof, incurring personal liability with respect to any matters relating to the Debt Financing or any Debt Offering, or (viii) unreasonably interfere with the ongoing business or operations of the Company. Parent shall, promptly upon written request by the Company, reimburse the Company following termination of this Agreement for all reasonable and documented out-of-pocket costs incurred by the Company in connection with the cooperation contemplated by this Section 4.20 and shall indemnify and hold harmless the Company and its Representatives from and against any and all losses, liabilities or damages suffered or incurred by them in connection with the arrangement of the Debt Financing or Debt Offering, any action taken by them at the request of Parent pursuant to this Section 4.20 and any information used in connection therewith (other than information provided in writing by the Company specifically in connection with its obligations pursuant to this Section 4.20).

Section 4.21  Disclosed Canadian Personal Data.

(a)  The parties confirm that the Disclosed Canadian Personal Data is necessary for Parent to determine whether to proceed with the Transactions contemplated by this Agreement and, if the determination is made to proceed with the Transactions, to complete them.

(b)  Prior to the consummation of the Transactions contemplated by this Agreement, Parent shall: (i) not use or disclose any Disclosed Canadian Personal Data except as required to (A) determine whether to proceed with the Transactions contemplated by this Agreement, (B) perform its obligations and exercise its rights under this Agreement, (C) consummate the Transactions contemplated by this Agreement, or (D) comply with Applicable Laws; (ii) protect all Disclosed Canadian Personal Data using security safeguards appropriate to the sensitivity of the information; and (iii) within a reasonable period following a decision by either or both parties not to proceed with the Transactions contemplated by this Agreement, destroy or return to the Company all Disclosed Canadian Personal Data.

(c)  Following the consummation of the Transactions contemplated by this Agreement, the parties shall: (i) not use or disclose the Disclosed Canadian Personal Data for any purposes other than those for which the Disclosed Canadian Personal Data was initially collected, permitted to be used or disclosed, unless consent is obtained or as otherwise permitted or required by Applicable Laws; (ii) protect all Disclosed Canadian Personal Data using security safeguards appropriate to the sensitivity of the information; and (iii) give effect to any withdrawal of consent with respect to the collection, use or disclosure of Disclosed Canadian Personal Data.

Section 4.22  Required Financials. Notwithstanding anything to the contrary in Section 4.13, unless the Closing has already occurred, no later than forty-five (45) days after September 30, 2026, the Company shall provide the Parent with an unaudited consolidated balance sheet, statement of income, statement of cash flows and statement of stockholders’ equity of the Acquired Companies, in accordance with U.S. GAAP and Regulation S-X, as of and for the nine (9)-month period ended September 30, 2026.

Section 4.23  R&W Insurance Policy. Parent or an Affiliate thereof shall cause the R&W Insurance Policy to become conditionally bound on the date of this Agreement, and at the Closing, Parent or an Affiliate shall obtain and cause the R&W Insurance Policy to be bound. Notwithstanding the foregoing, if Parent is unable to obtain and cause the R&W Insurance Policy to be bound at the Closing, Parent shall obtain and cause to be bound at the Closing a replacement buy-side representations and warranties insurance policy in a form to be made available to the Company, which replacement policy shall constitute the “R&W Insurance Policy” for all purposes hereunder. Parent acknowledges and agrees that the R&W Insurance Policy shall at all times provide that the insurer thereof shall have no, and shall waive and not pursue, any and all rights of subrogation against any Indemnifying Party or any representative thereof, except in the case of claims for Fraud with respect to the representations and warranties set forth in Article II. The premium payable and associated expenses in connection with obtaining the R&W Insurance Policy shall be borne solely by Parent, in accordance with the terms of such R&W Insurance Policy. Parent shall take or cause its applicable Affiliates to take commercially reasonable actions necessary to cause the R&W Insurance Policy to remain in full force and effect from and after the Effective Time until the R&W Insurance Policy’s expiration.

ARTICLE V

CONDITIONS TO CLOSING

Section 5.1  Conditions to Obligations of Each Party. The respective obligations of Parent and Merger Sub, on the one hand, and the Company, on the other hand, to consummate the Closing are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)  Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been validly obtained under Delaware Law and the Organizational Documents and shall be in full force and effect.

(b)  No Restraints. No Law shall have been enacted or exist that would prohibit or make illegal the Transactions or the consummation of the Closing. No Order issued by any court of competent jurisdiction or other condition, restraint or prohibition of any Governmental Entity preventing the consummation of the Merger or other Transactions shall be in effect.

(c)  R&W Insurance Policy. The R&W Insurance Policy shall have been conclusively bound as of the date of this Agreement and remain in full force and effect as of the Effective Time.

(d)  Regulatory Approvals. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act, any agreements with a Governmental Entity pursuant to which either party has agreed not to consummate the transactions contemplated by this Agreement until a specified time, and any approval required under any other Antitrust Laws shall have expired, been terminated, or been obtained, as applicable.

(e)  FATA Approval. Either: (i) the Treasurer (or his delegate) has provided notice stating that the Commonwealth has no objection to the Merger under the FATA with the notice of objection being either unconditional or subject only to conditions that are acceptable to Parent (acting reasonably); (ii) after notice of the Merger has been given by Parent to the Treasurer under the FATA, the Treasurer has become precluded from exercising any power to make any order or decision contemplated by Part 3 of the FATA in relation to the Merger due to the elapsing of time; or (iii) the Parent determines that a no objection notice under the FATA is no longer required for the Merger.

(f)  UK NSI Act Approval. If Parent determines in accordance with Section 4.3 that notification under the UK NSI Act is required in relation to the Merger, then either (i) the Secretary of State has given a final notification under the UK NSI Act confirming that no further action will be taken in relation to the Merger; or (ii) the Secretary of State has given a final notification under the UK NSI Act approving the Merger, either unconditionally or subject to conditions that are acceptable to Parent (acting reasonably).

Section 5.2  Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Closing are subject to the satisfaction or waiver (which waiver shall be in writing and is at the sole discretion of Parent) at or prior to the Closing of each of the following conditions:

(a)  Representations, Warranties and Covenants of the Company. (i) The Company shall have performed and satisfied in all material respects each of its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date; (ii) (A) other than the representations and warranties set forth in Section 2.3 and the Tax Representations, each of the Fundamental Representations (each interpreted without giving effect to any limitation or qualification as to materiality or Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made as of such date (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date), (B) the representations and warranties of the Company set forth in Section 2.3 (interpreted without giving effect to any limitation or qualification as to materiality or Material Adverse Effect) shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and at and as of the Closing Date as if made as of such date (except that representations and warranties that are made as of a specified date shall be true and correct in all material respects as of such specified date except for de minimis inaccuracies as of such date), (C) the IP Representations, Privacy Representations and Tax Representations shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as if made as of such date (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date) and (D) the other representations and warranties of the Company contained in Article II (other than the Fundamental Representations, IP Representations and Privacy Representations) that (1) are qualified by “materiality” or “Material Adverse Effect” shall have been true and correct in all respects as of the date of this Agreement and at and as of the Closing as if made as of such date (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date) and (2) are not qualified by “materiality” or “Material Adverse Effect” shall have been true and correct as of the date of this Agreement and at and as of the Closing as if made as of such date (except that representations and warranties that are made as of a specified date shall be true and correct in all material respects as of such specified date) except for such failures, individually or in the aggregate, to be true and correct that would not have a Material Adverse Effect.

(b)  No Proceedings. No Governmental Entity shall have commenced, or threatened in writing to commence, any Proceeding, challenging or seeking the recovery of a material amount of damages that would result in the prohibition of the Merger contemplated by this Agreement or the imposition of any limitation or regulation on the ability of Parent or any of its Affiliates or any of the Acquired Companies to freely conduct their respective businesses or own their respective assets.

(c)  No Actions. No Order issued by any court of competent jurisdiction or other condition, restraint or prohibition of any Governmental Entity limiting or restriction or prohibiting Parent’s ownership, conduct or operation of any portion of the business of the Company following the Closing or compelling Parent or the Company to dispose of or hold separate all or any portion of the business or assets of the Company or Parent as a result of the Merger, shall be in effect.

(d)  280G Approval. The Company shall have delivered to Parent such evidence set forth in Section 4.4(c).

(e)  No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date hereof.

(f)  Employees. (x) Each person identified on Schedule 5.2(f)(x) (each, a “Key Employee”) shall have signed such Key Employee’s Offer Letter with Parent, its Affiliate, its third-party staffing agency, its employer of record service provider, or its designee; (y) each person identified on Schedule 5.2(f)(y) (each, a “Non-Compete Party”) shall have signed such Founder’s Non-Competition Agreement; and (z) each Key Employee shall have signed such Key Employee’s Vesting Agreement, which agreements set forth in clauses (x), (y) and (z) above shall continue to be in full force and effect and no Key Employee shall have rescinded any such agreement, and no Key Employee will have expressed any intention to do so.

(g)  Termination of Employees and Benefit Plans. The Acquired Companies shall have to the extent required pursuant to Section 4.14, terminated, or terminated participation in, as applicable, any and all Employee Plans and shall have provided evidence of such termination (or for any Employee Plan that constitutes a PEO Plan, evidence of withdrawal from and termination of participation in such PEO Plan).

(h)  Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(i)  the Written Consent, duly executed by Stockholders that collectively hold ninety percent (90%) of the outstanding Shares;

(ii)  the Joinder Agreement, duly executed by Stockholders that collectively hold ninety percent (90%) of the outstanding Shares;

(iii)  Warrant Cancellation Agreements duly executed by each of the Company Warrantholders;

(iv)  the Escrow Agreement, duly executed by the Stockholder Representative;

(v)  Equity Release Agreements, duly executed by each Specified Person;

(vi)  payoff letters or similar instruments from each holder of indebtedness for borrowed money (if any) set forth in Section 2.7(d) of the Company Disclosure Schedule, in form and substance reasonably satisfactory to Parent (each, a “Payoff Letter”), confirming release of any Encumbrances upon the satisfaction of the terms contained in such Payoff Letters (if applicable) (including the payment in full and discharge of all obligations, principal and accrued but unpaid interest and any premiums or other fees payable in connection with such Indebtedness), and evidence that all UCC liens on the Company or its assets have been released;

(vii)  final invoices or similar instruments from each payee of Transaction Expenses of the type described in clause (a) and (b) of the definition thereof, confirming the payment in full and discharge of interest or other fees in connection with such Transaction Expenses;

(viii)  a certificate duly executed on behalf of the Company by an officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Section 5.2(a), Section 5.2(b), Section 5.2(d), and Section 5.2(e) have been duly satisfied;

(ix)  a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable, from each Person entitled to receive any payment of Indebtedness or Transaction Expenses in connection with the Closing; provided that Parent’s sole remedy in the event of any failure to deliver any such Tax forms shall be to withhold Taxes in accordance with Section 1.15;

(x)  the Closing Spreadsheet, together with a certificate duly executed on behalf of the Company by an officer of the Company certifying that all of the information contained in the Closing Spreadsheet is complete and correct (and in the case of dollar amounts, properly calculated) as of the Closing;

(xi)  the Certificate of Merger, duly executed by the Company;

(xii)  the Parachute Payment Waivers, duly executed by the affected Persons under Section 4.4(b);

(xiii)  letters of resignation, in substantially the applicable form attached hereto as Exhibit K-1, Exhibit K-2, and Exhibit K-3, duly executed by each member of the board of directors (or equivalent governing body) and each officer of the Acquired Companies, as required by Parent, evidencing the resignation of each such director and officer (but only from such office, not as employee, unless otherwise required pursuant to the terms of this Agreement), in each case, effective as of the Effective Time;

(xiv)  a copy of the Australian Securities and Investments Commission corporate key in relation to DroneDeploy AUS;

(xv)  evidence reasonably satisfactory to Parent that the Company has purchased the D&O Tail Policy and Cyber Tail Policy;

(xvi)  a certificate of the Secretary of the Company, in form and substance reasonably satisfactory to Parent, certifying and attaching (A) the Organizational Documents of the Company and (B) the resolutions adopted by the Company Board and the written consent adopted by the Stockholders to authorize and adopt this Agreement, the Merger and the other Transactions (including the stockholder approvals referred to in Section 5.1(a) and Section 5.2(d));

(xvii)  certificates of good standing (or equivalent), if applicable from the jurisdictions of incorporation of all Acquired Companies (other than DroneDeploy NZ), dated within five (5) Business Days prior to the Closing Date, certifying that the Company is in good standing and that all applicable franchise Taxes and fees of the Company through and including the date of such certificate have been paid;

(xviii)  Option Surrender Agreements duly executed by Optionholders that collectively hold ninety percent (90%) of the outstanding Vested Options;

(xix)  a certificate duly executed by the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and an IRS notice prepared in accordance with Treasury Regulations Section 1.897-2(h)(2), together with a written authorization from the Company for Parent to submit such certificate and notice to the IRS on behalf of the Company, in each case, in form and substance reasonably acceptable to Parent (collectively, the “FIRPTA Certificate”); provided that an original, wet-ink signed FIRPTA Certificate will be provided to Parent promptly after the Closing for submission to the IRS within thirty (30) days of the Closing;

(xx)  in respect of DroneDeploy UK, the Companies House online filing code and statutory registers, in each case complete and up-to-date as at Closing;

(xxi)  a copy of the signed board resolutions of DroneDeploy UK, authorising the resignation of the outgoing officers and appointing new officers or directors to the board of directors of DroneDeploy UK as determined by Parent;

(xxii)  a share certificate for DroneDeploy UK in favour of the Company as the sole shareholder of DroneDeploy UK; and

(xxiii)  a copy of a notice in writing signed by the Company appointing new director(s) to the board of directors of DroneDeploy NZ as determined by Parent.

Section 5.3  Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing are subject to the satisfaction or waiver (which waiver shall be in writing and is at the sole discretion of the Company) at or prior to the Closing of each of the following conditions:

(a)  Representations, Warranties and Covenants of Parent and Merger Sub. Except as would not reasonably be expected to prevent consummation of the Merger and the other Transactions by Parent and Merger Sub: (i) Parent and Merger Sub shall have performed and satisfied in all material respects each of its respective covenants and obligations hereunder required to be performed and satisfied by it at or prior to the Closing; (ii) each of the representations and warranties of Parent and Merger Sub set forth in Article III shall have been true and correct in all material respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct in all material respects as of such specified date).

(b)  The Company shall have received a certificate duly executed on behalf of Parent and Merger Sub by an officer of Parent and containing the representation and warranty of Parent that the condition set forth in Section 5.3(a) has been duly satisfied.

(c)  Agreements and Documents. The Company shall have received the Escrow Agreement, duly executed by Parent and the Escrow Agent.

ARTICLE VI

TERMINATION

Section 6.1  Termination. At any time prior to the Closing, this Agreement may be terminated, and the Merger abandoned, by written notice of such termination to the other party (other than in respect of Section 6.1(a)):

(a)  by mutual written consent of Parent and the Company;

(b)  by either Parent or the Company, if the Merger shall not have been consummated on or before January 27, 2027 or such other date that Parent and the Company may agree upon in writing (the “Outside Date,” and, as such may be extended pursuant to this Section 6.1(b), the “Extended Outside Date”); provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to a party if a breach of this Agreement by such party has resulted in the failure of the Merger to be consummated before the Outside Date; provided, further, that if on the Outside Date the conditions to Closing set forth in Section 5.1(e) shall not have been satisfied but all other conditions to Closing set forth in Article V shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, which conditions shall be capable of being satisfied at the Closing or would have been so satisfied if the Closing would have occurred), then the Outside Date shall be automatically extended to March 31, 2027;

(c)  by either Parent or the Company, if any Law or Order preventing the consummation of the Merger shall have become final and non-appealable;

(d)  by Parent, if the Company shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within twenty (20) Business Days after receipt by the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured or if such breach was intentional) and if not cured within such twenty (20)-Business Day period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.2(a) to be satisfied; provided that Parent shall not be entitled to terminate this Agreement pursuant to this Section 6.1(d) if Parent is then in breach of this Agreement such that the condition in Section 5.3(a) would not be satisfied;

(e)  by the Company, if Parent or Merger Sub shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within twenty (20) Business Days after receipt by Parent of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured or if such breach was intentional) and if not cured within such twenty (20)-Business Day period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.3(a) to be satisfied; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 6.1(e) if the Company is then in breach of this Agreement such that the condition in Section 5.2(a) would not be satisfied;

(f)  by Parent, if the Requisite Stockholder Approval has not been validly obtained within twenty-four (24) hours following the execution and delivery of this Agreement; provided that Parent’s termination right under this Section 6.1(f) shall automatically expire and be null and void upon the delivery of the Requisite Stockholder Approval to Parent prior to the Company’s receipt of a written notice of termination from Parent pursuant to this Section 6.1(f); or

(g)  by Parent, if between the date hereof and the Closing, a Material Adverse Effect occurs.

Section 6.2  Effect of Termination. In the event of termination of this Agreement as set forth in Section 6.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, Merger Sub, the Company or their respective officers, directors, stockholders, Affiliates or Representatives; provided, however, that (a) the provisions of Section 4.8, this Section 6.2, Section 7.3, Article VIII (and related definitions in Exhibit A hereto), and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any Fraud by such party or a willful and knowing breach of such party’s covenants contained herein prior to such termination. A “willful and knowing breach” by a party of a provision of this Agreement means that the party knowingly undertook an action, or failed to undertake an action, with the understanding that the action, or failure to act, was a material breach by such party of the applicable provisions of this Agreement. For purposes of this Agreement, the failure to consummate the Closing pursuant to, and when required by, the terms of this Agreement shall constitute a willful and knowing breach hereunder.

ARTICLE VII

INDEMNIFICATION

Section 7.1  Release of Indemnity Escrow Fund. As soon as practicable and in any event no later than ten (10) Business Days following the Expiration Date, Parent and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement directing the Escrow Agent to distribute any remainder of the Indemnity Escrow Fund to the Payment Agent for further distribution to the Indemnifying Parties in accordance with their respective Pro Rata Portions in the Indemnity Escrow Fund (with such amounts rounded down to the nearest cent) minus that portion of the Indemnity Escrow Fund that is determined, in the good faith judgment of Parent, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Notice (pursuant to the requirements of Section 7.6) delivered to the Stockholder Representative prior to the Expiration Date in accordance with this Article VII, if any (the “Reserve Amount”). The Reserve Amount shall remain in the Indemnity Escrow Fund until such claims for indemnification have been resolved or satisfied. As soon as practicable and in any event within five (5) Business Days following resolution of such claims, Parent and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement directing the Escrow Agent to distribute to the Payment Agent any remainder of the Indemnity Escrow Fund for further distribution to the Indemnifying Parties in accordance with their respective Pro Rata Portions that is not permanently payable to Parent upon the resolution of such claims. Notwithstanding anything to the contrary in this Section 7.1, any such distribution under this Section 7.1 (including any distribution of the Reserve Amount) to an Indemnifying Party in respect of such Indemnifying Party’s Vested Options that are In the Money Options (other than any Non-Employee In the Money Option) shall be paid by Parent or the Surviving Corporation (or any Affiliate or successor thereto) through its customary payroll processes or, if applicable, any third party payroll services provider, subject to amounts that are required to be deducted or withheld therefrom under any provision of Tax Law.

Section 7.2  Indemnification.

(a)  Indemnification by Indemnifying Parties. Subject to the other provisions of this Article VII, from and after the Closing Date, each Indemnifying Party shall (x) jointly, to the extent of the Indemnity Escrow Fund, and (y) as to any amounts exceeding the Indemnity Escrow Fund, severally and not jointly, in accordance with each such Indemnifying Party’s Pro Rata Portion, indemnify and hold harmless Parent, Merger Sub, the Surviving Corporation and their respective Affiliates (collectively, the “Indemnified Parties”), from and against, and shall compensate and reimburse each of the Indemnified Parties for, any and all Losses imposed upon or incurred by any Indemnified Party to the extent relating to, resulting from, or arising out of or in connection with any of the following (regardless of whether or not such Losses relate to any Third Party Claim):

(i)  any inaccuracy in or breach of, any representation or warranty of the Company contained in this Agreement or in other Transaction Documents (without giving effect to any update of or modification to the Company Disclosure Schedule made or purported to have been made on or after the date of this Agreement) (the “Representation Claims” and such claims with respect to the inaccuracy in or breach of any Fundamental Representation, the “Fundamental Representation Claims” and such claims with respect to the inaccuracy in or breach of any Privacy Representation or any IP Representation, the “IP/Privacy Representation Claims”);

(ii)  any breach by the Company or the Stockholder Representative of any of their respective covenants or agreements contained in this Agreement or in any other Transaction Document;

(iii)  regardless of any disclosure of any matter set forth in the Company Disclosure Schedule, any Indemnified Taxes;

(iv)  regardless of any disclosure of any matter set forth in the Company Disclosure Schedule, any Securityholder Matter;

(v)  any “excess parachute payments” within the meaning of Section 280G of the Code;

(vi)  regardless of any disclosure of any matter set forth in the Company Disclosure Schedule, any inaccuracy in the Closing Spreadsheet;

(vii)  regardless of any disclosure of any matter set forth in the Company Disclosure Schedule, any Unpaid Transaction Expenses, Closing Indebtedness and Unpaid Change of Control Payments, in each case, to the extent not taken into account in the Closing Spreadsheet;

(viii)  regardless of any disclosure of any matter set forth in the Company Disclosure Schedule, any claim or right asserted by any person who is or at any time was an officer, director, employee or agent of the Company, involving a right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy with respect to any act or omission on the part of such person or any event or other circumstance that arose, occurred or existed at or prior to the Effective Time;

(ix)  regardless of any disclosure of any other matter set forth in the Company Disclosure Schedule, any matter set forth on Schedule 7.2(a)(ix); and

(x)  any Fraud on the part of or committed by the Company, its Affiliates, Securityholders or their respective Representatives (whether or not such Affiliate, Securityholder or Representative was acting on behalf of the Company) in connection with or relating to this Agreement, any of the other Transaction Documents or any of the Transactions; provided, however, that no Securityholder shall have any Liability under this clause (x) for any Fraud committed by any other Securityholder unless such first Securityholder had actual knowledge prior to the Closing of, directed, or participated in such Fraud (clauses (ii) through this clause (x), together with Fundamental Representation Claims and IP/Privacy Representation Claims, collectively, “Fundamental Matters”).

(b)  Limitations.

(i)  Except in the case of Fraud, the Indemnifying Parties shall not be required to provide indemnification to any Indemnified Party for any Losses in respect of Representation Claims unless and until the aggregate amount of Losses incurred by all Indemnified Parties in respect of all Representation Claims exceeds $2,112,500 (the “Deductible”), at which time all Losses incurred in excess of the Deductible shall be subject to indemnification hereunder (subject to Section 7.2(b)(ii)); provided, however, that, notwithstanding the foregoing, the limitations set forth in this Section 7.2(b)(i) shall not apply with respect to any Fundamental Representation Claims or any IP/Privacy Representation Claims.

(ii)  Except in the case of Fraud, in no event shall the aggregate amount of Losses for which the Indemnifying Parties are obligated to indemnify the Indemnified Parties in respect of Representation Claims exceed the Indemnity Escrow Amount; provided that the foregoing limitation shall not apply with respect to Losses arising from (x) Fundamental Representation Claims, for which the Indemnifying Parties’ aggregate Liability for indemnification shall not exceed the aggregate amount payable to all Indemnifying Parties under Article I (except in the case of Fraud committed by an Indemnifying Party or of which such Indemnifying Party had actual knowledge prior to the Closing, for which such Indemnifying Party’s Liability shall be unlimited) and (y) IP/Privacy Representation Claims, for which the Indemnifying Parties’ aggregate Liability for indemnification shall not exceed twenty-five percent (25%) of the aggregate amount payable to all Indemnifying Parties under Article I (except in the case of Fraud committed by an Indemnifying Party or of which such Indemnifying Party had actual knowledge prior to the Closing, for which such Indemnifying Party’s Liability shall be unlimited).

(iii)  Each Indemnifying Party’s Liability for Losses (x) in excess of the Indemnifying Party’s Pro Rata Portion of the Indemnity Escrow Amount shall not exceed such Indemnifying Party’s Pro Rata Portion of such Losses, and (y) shall not exceed the total amount of Merger Consideration actually received by such Indemnifying Party, in each case, unless the claim is of Fraud committed by an Indemnifying Party or of which an Indemnifying Party had actual knowledge prior to the Closing, in which case such Indemnifying Party’s Liability shall be unlimited.

(c)  Materiality standards or qualifications and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant or agreement shall neither be taken into account in determining whether a breach of or default in connection with such representation, warranty, covenant or agreement (or failure of any representation or warranty to be true and correct) exists, nor be taken into account in determining the amount of any Losses with respect to such breach, default or failure to be true and correct.

(d)  The representations, warranties, covenants and agreements of the Company or the Indemnifying Parties, as the case may be, and the rights and remedies for indemnification, compensation and reimbursement or otherwise that may be exercised by the Indemnified Parties, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by, or virtue of the knowledge of, any Indemnified Party of any inaccuracy, breach or untruth of any representation or warranty of the Company, any Indemnifying Party, or any of their respective Affiliates, whether such knowledge arose before or after the date hereof.

(e)  If an Indemnified Party’s claim under Section 7.2(a) may be brought under different sections of Section 7.2(a), then such Indemnified Party shall have the right to bring such claim under any applicable section it chooses in accordance with Section 7.2; provided, however, that in no event shall any Indemnified Party be entitled to double recovery of the same amount and type of Losses with respect to any particular incident, fact or event which resulted in Losses that are recoverable under Section 7.2 regardless of whether there were breaches of more than one representation, warranty, covenant or agreement; provided, further, that the amount of any Loss for which any Indemnified Party is entitled to recover for a claim made pursuant to Section 7.2 shall be determined without duplicating the amount of such Loss that was included as Closing Indebtedness, current liabilities in the Closing Working Capital, or Unpaid Transaction Expenses, Unpaid Change of Control Payments or Unpaid Aggregate Equity Release Amounts, in each case as finally determined in accordance with Section 1.14.

(f)  The amounts that an Indemnified Party recovers from the Indemnity Escrow Fund pursuant to a Fundamental Matter shall not reduce the amount that an Indemnified Party may recover with respect to claims that are not Fundamental Matters. By way of illustration and not limitation, assuming there are no other claims for indemnification, in the event that Loss Amounts resulting from a Fundamental Matter are first satisfied from the Indemnity Escrow Fund and such recovery fully depletes the Indemnity Escrow Fund, the maximum amount recoverable by an Indemnified Party pursuant to a subsequent claim that is not a Fundamental Matter shall continue to be the Indemnity Escrow Amount, irrespective of the fact that the Indemnity Escrow Fund was used to satisfy the Loss Amounts arising from such Fundamental Matter, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

(g)  In furtherance of and without limitation to the foregoing, and subject in all respects to the limitations set forth in Section 7.2(b), if an Indemnifying Party shall become obligated to satisfy any Losses pursuant to Section 7.2(a)(i), other than with respect to Fraud, such amount shall be satisfied in the following order:

(i)  first, until such time as the retention under the R&W Insurance Policy is eroded, from the Indemnity Escrow Fund to the extent of any Indemnity Escrow Fund then remaining in escrow;

(ii)  second, by submission of claims pursuant to the R&W Insurance Policy in accordance with Section 7.2(i) to the extent such claims are covered by the R&W Insurance Policy; and

(iii)  third, with respect to Losses in respect of Fundamental Matters, a direct payment of the excess amount of such Losses by the Indemnifying Parties by wire transfer of immediately available funds.

(h)  Subject to the provisions of Section 7.2(b), and in addition to any rights of setoff or other similar rights that Parent or any of the other Indemnified Parties may have at common law or otherwise, Parent shall have the right to withhold and deduct any sum in excess of the amounts in the Indemnity Escrow Fund that is owed to any Indemnified Party by any Indemnifying Party under this Article VII from any amount otherwise payable by any Indemnified Party to such Indemnifying Party.

(i)  Notwithstanding anything to the contrary contained in this Agreement (A) no Indemnifying Party will have any, and each Indemnifying Party expressly waives and releases any and all, rights of subrogation, indemnification, contribution or right of advancement from the Company, Parent, Merger Sub, the Surviving Corporation or their Affiliates and Representatives with respect to any Losses claimed by any Indemnified Party, (B) the waiver of any condition to the Closing based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants and agreements and (C) (except in the case of Fraud) no Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.

(j)  The amount of any Losses that are subject to indemnification under this Article VII shall be calculated net of the amount of any insurance proceeds actually received by the Indemnified Parties (including under the R&W Insurance Policy, the D&O Tail Policy and the Cyber Tail Policy) in satisfaction of such Losses from any third party insurer who is obligated to satisfy such Losses (which in each case shall be calculated net of all costs, expenses, deductibles, co-payments, retro-premium obligations and premium increases attributable thereto, and all costs of collection of any such proceeds, including reasonable attorneys’ fees, solely to the extent not otherwise included in the calculation of Losses or already deducted from the proceeds actually received, except with respect to the R&W Insurance Policy).

(k)  Parent shall not amend, modify, terminate or waive any provision of the R&W Insurance Policy in a manner adverse to the Indemnifying Parties without the prior written consent of the Stockholder Representative.

(l)  Notwithstanding anything to the contrary herein, the Indemnified Parties shall not be entitled to indemnification pursuant to this Article VII for any (i) Losses (including Taxes) to the extent such Losses have been reflected as a Liability in the calculation of Unpaid Transaction Expenses, Closing Indebtedness or Closing Working Capital (in each case as finally determined hereunder), (ii) Losses related to or arising from the amount or availability, in each case in any taxable period (or portion thereof) beginning after the Closing Date, of any Tax asset or attribute of any Acquired Company attributable to a Pre-Closing Tax Period, (iii) Taxes resulting from a breach of a Tax Representation and arising in a taxable period (or portion thereof) beginning after the Closing Date, other than the representations and warranties in Sections 2.16(e), 2.16(h) or 2.16(l), (iv) Transfer Taxes allocated to Parent pursuant to Section 4.12(c), (v) Taxes arising from any transactions entered into on the Closing Date after the Closing outside of the ordinary course of business and not otherwise contemplated by this Agreement, or (vi) Losses arising from an election pursuant to Section 338(g) of the Code (or any similar provision of Applicable Law).

Section 7.3  Stockholder Representative.

(a)  By virtue of the approval of this Agreement by the requisite vote or written consent of the Stockholders and the terms of the Joinder Agreements, or by otherwise approving the Transactions and receiving the benefits thereof, including any consideration payable hereunder, each Indemnifying Party shall be deemed to have consented to the appointment of Fortis Advisors LLC as the Stockholder Representative as of the Closing, as the representative, exclusive agent and true and lawful attorney-in-fact for and on behalf of each such Indemnifying Party, and the taking by the Stockholder Representative of any and all actions and the making of any decisions required or permitted to be taken by the Stockholder Representative or which the Stockholder Representative deems necessary or appropriate in its sole discretion in connection with this Agreement, the Escrow Agreement, the Stockholder Representative

Engagement Agreement, the Payment Agent Agreement and any related agreements, including the exercise of the power to: (i) execute and deliver this Agreement any amendment thereof or waiver thereunder; (ii) authorize Parent to set-off amounts in satisfaction of Indemnification Claims; (iii) agree to, negotiate, object to, bring action regarding, enter into settlements and compromises of and comply with Orders and awards of arbitrators with respect to Indemnification Claims or Section 1.14 including any Notice of Disagreement; (iv) resolve any Indemnification Claims or Notice of Disagreement; (v) incur and pay expenses on behalf of the Stockholders; and (vi) take or refrain from taking all actions necessary in the judgment of the Stockholder Representative in connection with the Stockholder Representative’s obligations, powers and authority under this Agreement, the Escrow Agreement, the Payment Agent Agreement or the Stockholder Representative Engagement Agreement. Accordingly, the Stockholder Representative has unlimited authority and power to act on behalf of each Indemnifying Party with respect to this Agreement and the disposition, settlement or other handling of all Indemnification Claims, rights or obligations arising from and taken pursuant to this Agreement or the other Transaction Documents. Notwithstanding the foregoing, the Stockholder Representative shall have no obligation to act on behalf of the Indemnifying Parties except as expressly provided herein, in the Escrow Agreement, the Payment Agent Agreement and in the Stockholder Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholder Representative in any other ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. All actions taken by the Stockholder Representative under this Agreement, the Escrow Agreement, the Payment Agent Agreement or the Stockholder Representative Engagement Agreement shall be binding upon each Indemnifying Party and such Indemnifying Party’s successors as if expressly confirmed and ratified in writing by such Indemnifying Party, and all defenses which may be available to any Indemnifying Party to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement, the Escrow Agreement, the Payment Agent Agreement or the Stockholder Representative Engagement Agreement are waived, and Parent shall be entitled to rely on any action or decision of the Stockholder Representative. The Stockholder Representative shall be entitled to: (x) rely upon the Closing Spreadsheet, (y) rely upon any signature believed by it to be genuine, and (z) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnifying Party or other party.

(b)  Certain Indemnifying Parties have entered into an engagement agreement (the “Stockholder Representative Engagement Agreement”) with the Stockholder Representative to provide direction to the Stockholder Representative in connection with its services under this Agreement, the Escrow Agreement, the Payment Agent Agreement and the Stockholder Representative Engagement Agreement (such Indemnifying Parties, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholder Representative Group”), shall be liable to any Indemnifying Party for any action or failure to act in connection with the acceptance or administration of the Stockholder Representative’s responsibilities hereunder, under the Escrow Agreement, the Payment Agent Agreement, or under the Stockholder Representative Engagement Agreement, except and only to the extent resulting directly from the Stockholder Representative’s own willful misconduct, bad faith or gross negligence. In all questions arising under this Agreement or the other Transaction Documents, the Stockholder Representative may rely on the advice of counsel and accounting specialist, and the Stockholder Representative will not be liable to the Indemnifying Parties for anything done, omitted or suffered in good faith by the Stockholder Representative based on such advice. If and to the extent any such appointment of the Stockholder Representative is revoked by the Indemnifying Parties (excluding, for the avoidance of doubt, removal or resignation pursuant to Section 7.3(a)), such revocation shall be considered a breach of this Agreement and Parent shall be entitled to any such resulting Losses from such revocation from the Indemnifying Parties. In no event shall the Stockholder Representative be responsible or liable to the Indemnifying Parties for special, indirect, punitive, incidental or consequential loss or damage of any kind whatsoever. Each Indemnifying Party shall severally and not jointly (in accordance with their respective Pro Rata Portions)

indemnify, defend and hold harmless the Stockholder Representative Group against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs, expenses (including the fees and expenses of counsel and experts and their staffs and all expenses of document location, duplication and shipment and in connection with seeking recovery from insurers), judgments and amounts paid in settlement (collectively, the “Representative Losses”) arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement, the Escrow Agreement, the Payment Agent Agreement or the Stockholder Representative Engagement Agreement, in each case as such Representative Loss is suffered or incurred; provided, however, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by willful misconduct, bad faith or gross negligence of the Stockholder Representative, the Stockholder Representative will reimburse the Indemnifying Parties the amount of such indemnified Representative Loss to the extent attributable to such willful misconduct, bad faith or gross negligence. If not paid directly to the Stockholder Representative by the Indemnifying Parties, any such Representative Losses may be recovered by the Stockholder Representative from: (i) the Expense Fund and (ii) any other funds that become payable to the Indemnifying Parties under this Agreement at such time as such amounts would otherwise be distributable to the Indemnifying Parties; provided that while this Section 7.3(b) allows the Stockholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Indemnifying Parties or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Stockholder Representative Engagement Agreement, the Payment Agent Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholder Representative shall not be required to take any action unless the Stockholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholder Representative against the costs, expenses and liabilities which may be incurred by the Stockholder Representative in performing such actions. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative hereunder. The Indemnifying Parties acknowledge and agree that the foregoing immunities and indemnities will survive the Closing, the resignation or removal of the Stockholder Representative or any member of the Advisory Group or the termination of this Agreement. The powers, immunities and rights to indemnification granted to the Stockholder Representative Group hereunder: (x) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Indemnifying Party and shall be binding on any successor thereto, and (y) shall survive the delivery of an assignment by any Indemnifying Party of the whole or any fraction of his, her or its interest in the Escrow Funds.

(c)  The Stockholder Representative may resign at any time following thirty (30) days’ written notice to Parent and the Advisory Group and such resignation is not contingent upon the appointment of a successor Stockholder Representative. The Stockholder Representative may be removed by action of Indemnifying Parties who collectively held a majority of the Shares that were issued and outstanding as of immediately prior to the Effective Time (the “Required Majority”). In the event of the resignation, removal, death or incapacity of the Stockholder Representative, a successor Stockholder Representative shall thereafter be appointed by vote or written consent of the Required Majority. Any new or successor Stockholder Representative will assume all rights and obligations of the initial Stockholder Representative under this Agreement. The Stockholder Representative shall not by reason of this Agreement or any other Transaction Documents have a fiduciary relationship in respect of any Indemnifying Party.

(d)  In furtherance of the foregoing, each Indemnifying Party hereby authorizes Parent to withhold or cause to be withheld an aggregate amount in cash equal to $200,000 (the “Expense Amount”) from the amounts and value otherwise payable by Parent to the Indemnifying Parties pursuant to Section 1.7(a) or Section 1.8, as applicable, with each Indemnifying Party contributing an amount equal to such Indemnifying Party’s Pro Rata Portion of the Expense Amount. For Tax purposes, the Expense Amount will be treated as having been received and voluntarily set aside by the Indemnifying Parties at the time of the Closing. Promptly following the Effective Time, Parent shall cause the Payment Agent to deliver to the account of the Stockholder Representative an amount in cash equal to the Expense Amount (such funds being referred to herein as the “Expense Fund”), provided that the Payment Agent shall have first received a properly completed and duly executed IRS Form W-9, together with any required attachments, duly executed by the Stockholder Representative and such know-your-customer information as the Payment Agent may request to comply with Applicable Law, in each case, in form and substance reasonably satisfactory to the Payment Agent. The Indemnifying Parties shall hold harmless and indemnify the Indemnified Parties from and against any Losses relating to the deduction of the Expense Amount from the consideration payable to the Indemnifying Parties pursuant to this Agreement. The Expense Fund shall be held by the Stockholder Representative in a segregated client account and, will be used (i) for the purposes of paying directly, or reimbursing the Stockholder Representative for, any Representative Losses incurred pursuant to this Agreement, the Escrow Agreement, the Payment Agent Agreement or the Stockholder Representative Engagement Agreement, or (ii) as otherwise reasonably determined by the Advisory Group. The Indemnifying Parties will not receive any interest or earnings on the Expense Fund and will irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative is not providing any investment supervision, recommendations or advice and shall not be liable for any loss of principal of the Expense Fund other than as a result of its willful misconduct, bad faith or gross negligence. The Stockholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Subject to Advisory Group approval, the Stockholder Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Indemnifying Parties. As soon as reasonably determined by the Stockholder Representative that the Expense Fund is no longer required to be withheld, the Stockholder Representative will deliver the balance of the Expense Fund to the Payment Agent for further distribution to the Indemnifying Parties, in accordance with their Pro Rata Portions and solely in cash.

Section 7.4  Survival of Representations, Warranties and Covenants.

(a)  The representations, warranties, covenants and agreements of the Company contained in this Agreement or in any other Transaction Document shall survive the Closing Date and continue in full force and effect until 11:59 pm (Pacific Time) on the date that is twelve (12) months after the Closing Date (the “Expiration Date”) (other than covenants and agreements which are to be performed after the Closing, which will survive in accordance with their terms); provided, however, that:

(i)  each of the IP Representations and the Privacy Representations and the indemnity obligations related thereto shall survive the Closing and continue in full force and effect until the date that is eighteen (18) months after the Closing Date;

(ii)  each of the Fundamental Representations and the indemnity obligations related thereto shall survive the Closing and continue in full force and effect until the date that is six (6) years after the Closing Date;

(iii)  notwithstanding anything to the contrary in this Section 7.4(a), each of the Tax Representations and the indemnity obligations related thereto and any claim for Indemnified Taxes shall survive the Closing and continue in full force and effect until the expiration of the longest statute of limitations, after giving effect to any extensions or waivers thereof, applicable to the subject matter of such Tax Representation or such Indemnified Tax, plus ninety (90) days;

(iv)  all indemnity obligations related to any claim of Fraud or with respect to Section 7.2(a)(iii) through Section 7.2(a)(ix) shall survive, (A) in the case of Fraud, until the date that is ten (10) years after the Closing Date, and, (B) in the case of Section 7.2(a)(iv) through Section 7.2(a)(ix), until the date that is six (6) years after the Closing Date; and

(v)  if, in accordance with this Article VII, (A) any Representation Claim other than a Fundamental Representation Claim is asserted prior to the Expiration Date, (B) any Fundamental Representation Claim (other than claims in respect of Tax Representations) is asserted prior to the expiration date described in Section 7.4(a)(ii), (C) a claim in respect of Tax Representations or a claim for Indemnified Taxes is asserted prior to the expiration date described in Section 7.4(a)(iii), (D) a claim in respect of IP Representations or Privacy Representations is asserted prior to the expiration date described in Section 7.4(a)(i), or (E) a claim of Fraud or any indemnification claim pursuant to Section 7.2(a)(iv) through Section 7.2(a)(ix) is asserted prior to the expiration date described in Section 7.4(a)(iii), then, in each case, such Indemnification Claim shall continue until the final amount of recoverable Losses are determined by final agreement, settlement, judgment or award binding on the Stockholder Representative (in respect of the Indemnifying Parties) and Parent in accordance with this Article VII (the final amount of recoverable Losses so determined, the “Loss Amounts”).

(b)  The representations, warranties, covenants and agreements of Parent and Merger Sub contained in this Agreement or in any other Transaction Document shall not survive the Closing (other than covenants and agreements which are to be performed after the Closing, which will survive in accordance with their terms).

Section 7.5  Third Party Claims. In the event Parent becomes aware of a third party claim (a “Third Party Claim”) which Parent in good faith believes may result in an Indemnification Claim pursuant to this Article VII, Parent shall notify the Stockholder Representative of such Third Party Claim, and the Stockholder Representative shall be entitled on behalf of the Indemnifying Parties, at the Indemnifying Parties’ expense, to receive updates and information regarding such Third Party Claim, and to participate in (but, subject to the remainder of this Section 7.5, not to determine or conduct) the defense of such Third Party Claim with counsel of its own choosing. The Stockholder Representative, at the expense of the Indemnifying Parties, shall cooperate and assist Parent in the defense of the Third Party Claim by providing information, assisting in the identification of witnesses and arranging for interviews, and otherwise responding to reasonable requests by Parent in the defense of the Third Party Claim. The failure of Parent to so notify the Stockholder Representative of the Third Party Claim shall not relieve the Indemnifying Parties of any Liability unless, and only to the extent that the Indemnifying Parties are materially and adversely prejudiced thereby. Parent shall have the right in its sole discretion to conduct the defense of, and to settle, any Third Party Claim; provided, however, that Parent may settle, adjust or compromise any Third Party Claim; provided, further, that any amounts paid in settlement of a Third Party Claim for which the Indemnifying Parties would be responsible for any portion of the Losses arising therefrom and for which the Stockholder Representative has not consented in writing shall not be determinative of the Loss Amounts arising from such Third Party Claim. The written consent of the Stockholder Representative with respect to any settlement, adjustment or compromise of any Third Party Claim shall represent the agreement of Stockholder Representative that the Losses incurred in connection therewith shall be indemnifiable hereunder and, for the avoidance of doubt, represents Loss Amounts; provided, however, that the consent of the Stockholder Representative with respect to any settlement, adjustment or compromise shall be deemed to have been given unless the Stockholder Representative shall have objected within twenty (20)

Business Days after a written request for such consent by Parent. In the event that the Stockholder Representative has consented to any such settlement, adjustment or compromise, neither the Stockholder Representative nor the Indemnifying Parties shall have any power or authority to object under any provision of this Article VII to the amount of any Indemnification Claim by Parent against the Indemnifying Parties with respect to such settlement.

Section 7.6  Procedures.

(a)  Subject to the limitations set forth in this Article VII, if an Indemnified Party wishes to make an indemnification claim under Section 7.2, such Indemnified Party shall deliver a written notice (a “Claim Notice”) to the Stockholder Representative. Each Claim Notice shall, with respect to each Indemnification Claim set forth therein, to the extent known to the Indemnified Party, (i) specify in reasonable detail and in good faith the nature of the Indemnification Claim being made, and (ii) contain a good faith, non-binding, preliminary estimate of the aggregate amount of Losses to which Parent or such Indemnified Party might be entitled (the aggregate amount of such estimate, as it may be modified by Parent in good faith from time to time, being referred to as the “Claim Amount”).

(b)  If the Stockholder Representative wishes to object to the allowance of some or all Indemnification Claims made in a Claim Notice, the Stockholder Representative must deliver a written objection to Parent within twenty (20) Business Days after receipt by the Stockholder Representative of such Claim Notice expressing such objection and explaining in reasonable detail and in good faith the basis therefor (an “Objection Notice”). Following receipt by Parent of the Stockholder Representative’s Objection Notice, if any, Parent (on behalf of any other Indemnified Party, if applicable) and the Stockholder Representative shall promptly, and within ten (10) Business Days, attempt in good faith to resolve the rights of the respective parties with respect to each Indemnification Claim that is the subject of the Objection Notice. If the Stockholder Representative and Parent (on behalf of any other Indemnified Party, if applicable) resolve the dispute that is the subject of the Objection Notice, then: (i) a memorandum setting forth such agreement and the aggregate dollar amount of Losses payable to Parent or any other Indemnified Party (the “Stipulated Amount”) shall be prepared and executed by Parent (on behalf of any other Indemnified Party, if applicable) and the Stockholder Representative; (ii) Parent shall have the right to immediately and irrevocably set off the Stipulated Amount against the Indemnity Escrow Fund (and the Stockholder Representative shall cooperate with Parent and the Escrow Agent as necessary to facilitate this set off); and (iii) if the amount remaining in the Indemnity Escrow Fund is insufficient to cover the full Stipulated Amount, then, subject to the limitations contained in Section 7.2(b), each Indemnifying Party shall, within ten (10) days following the execution of such memorandum, or such shorter period of time as may be set forth in such memorandum, pay such Indemnifying Party’s Pro Rata Portion of the amount of such shortfall to Parent in cash.

(c)  If Parent does not receive an Objection Notice from the Stockholder Representative with respect to any Indemnification Claim set forth in a Claim Notice by the end of the twenty (20)-Business Day period referred to in Section 7.6(b), then: (i) the Stockholder Representative shall be deemed to have irrevocably waived any right to object to such Indemnification Claim and to have agreed that Losses in the amount of the applicable Claim Amount (the “Agreed Amount”) are indemnifiable hereunder; (ii) Parent shall have the right to immediately and irrevocably set off the Agreed Amount against the Indemnity Escrow Fund (and the Stockholder Representative shall cooperate with Parent and the Escrow Agent as necessary to facilitate this set off); and (iii) if the amount remaining in the Indemnity Escrow Fund is insufficient to cover the full Agreed Amount, then, subject to the limitations contained in Section 7.2(b), each Indemnifying Party shall, within ten (10) days after the end of such twenty (20)-Business Day period, pay such Indemnifying Party’s Pro Rata Portion of the amount of such shortfall to Parent in cash.

(d)  If no such agreement can be reached during the ten (10)-Business Day period for good faith negotiation referred to in Section 7.6(b), but in any event upon the expiration of such ten (10)-Business Day period, Parent or Stockholder Representative shall have the right to submit the dispute to mandatory, final and binding arbitration pursuant to Section 7.7 to resolve the matter (an “Indemnification Dispute”). Upon delivery of an arbitral award determining Indemnification Dispute: (i) Parent shall have the right to immediately and irrevocably set off the amount awarded to the Indemnified Party, if any, in such Indemnification Dispute (the “Award Amount”) against the Indemnity Escrow Fund (and the Stockholder Representative shall cooperate with Parent and the Escrow Agent as necessary to facilitate this set off); and (ii) if the amount remaining in the Indemnity Escrow Fund is insufficient to cover the full Award Amount, then, subject to the limitations contained in Section 7.2(b), each Indemnifying Party shall, within ten (10) days following the delivery of the award in such Indemnification Dispute, or such shorter period of time as may be set forth in such award, pay such Indemnifying Party’s Pro Rata Portion of the amount of such shortfall to Parent in cash.

(e)  So long as, and solely to the extent that, any amount remains in the Indemnity Escrow Fund, the Indemnified Parties shall seek to recover amounts in respect of any Indemnification Claims from the Indemnity Escrow Fund prior to seeking to recover amounts in respect of such claims directly from any Indemnifying Parties; provided, however, that to the extent any Loss Amounts are satisfied against the Indemnity Escrow Fund with respect to Fundamental Matters, such Loss Amounts shall not reduce the amount that the Indemnified Parties may recover with respect to Representation Claims (other than the Fundamental Representation Claims and IP/Privacy Representation Claims).

(f)  Arbitration of Post-Closing Indemnification Claims.

(i)  Any Indemnification Dispute (as defined in Section 7.6(d)) shall be finally settled by binding arbitration. The seat, or legal place, of arbitration shall be San Francisco, California. Such arbitration shall be conducted in English in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures if the amount in dispute exceeds $250,000 and the JAMS Streamlined Arbitration Rules and Procedures when lesser amounts are at issue (in each case such rules shall be those in effect at the time of the arbitration, except as may be modified herein). If the amount in controversy (exclusive of any claimed attorneys’ fees or costs) is $1 million or less, the arbitration shall be conducted by one (1) arbitrator. If the parties do not reach agreement on the sole arbitrator within fifteen (15) days of the commencement of arbitration, JAMS shall appoint the arbitrator. If the amount in controversy (exclusive of any claimed attorneys’ fees or costs) exceeds $1 million, the arbitration shall be conducted by three (3) arbitrators whereby within twenty (20) days after the commencement of arbitration, one (1) arbitrator will be appointed by the Stockholder Representative, one (1) arbitrator will be appointed by Parent, and within fifteen (15) days after the second arbitrator’s appointment, one (1) arbitrator will be appointed by the two (2) other arbitrators that have been appointed as aforementioned. If any of the three arbitrators are not appointed within the time period prescribed above, then JAMS shall appoint the arbitrator(s). The parties acknowledge that this Agreement evidences a transaction involving interstate commerce. Notwithstanding Section 8.5 with respect to applicable substantive law, any arbitration and this agreement to arbitrate shall be governed by the Federal Arbitration Act (9 U.S.C., Sec. 1-16). From and after Closing, any dispute regarding the scope or applicability of this agreement to arbitrate shall be determined by the arbitrator(s). The arbitrator(s) shall allow such discovery as is appropriate to the purposes of arbitration in accomplishing a fair, speedy and cost-effective resolution of the dispute. The award of arbitration shall be in the form of a reasoned opinion issued no later than thirty (30) days after the record is closed. The award shall be final and binding upon the parties hereto, and the parties undertake to carry out the award without delay. The arbitrator(s) will award to the prevailing party all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party, and judgment on the award may be entered in any court having jurisdiction thereof. Except as expressly provided in this Agreement or as may be required to prepare for or conduct the arbitration, or as may be necessary in connection with a court application for preliminary relief, a judicial challenge to an award or its enforcement, or as otherwise may be required by Applicable Law, the parties shall maintain the confidential nature of the arbitration proceeding, and may not disclose the existence, content, or results of an arbitration hereunder without the prior written consent of both parties.

(ii)  To the extent judicial action in support of interim injunctive relief or enforcement of an award under this Section 7.6 is necessary, the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware, and hereby waive, and agree not to assert, as a defense in any such Proceeding for the enforcement hereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate, and the parties hereto irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such a Delaware State or Federal court. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator for prejudgment remedies and emergency relief pending final determination of an Indemnification Dispute pursuant to this Section 7.6. By agreeing to arbitration, the parties do not intend to deprive any court of competent jurisdiction of the power to order prejudgment remedies or emergency relief or preclude a party hereto from seeking prejudgment remedies (to include preliminary injunctive relief or a temporary restraining order) and emergency relief from a court of competent jurisdiction.

Section 7.7  Exclusive Remedy. From and after the Closing, the remedies contained in this Article VII and Section 1.13 shall be the sole and exclusive remedy of any Indemnified Party from and after the Closing Date for monetary damages for any claims arising under this Agreement, including claims of inaccuracy in or breach of any representation or warranty; provided, however, that nothing in this Agreement shall limit the right of Parent or any other Indemnified Party to pursue (A) specific performance, injunctive relief or other non-monetary equitable remedies, (B) remedies under any Transaction Document against the parties thereto pursuant to its terms, or (C) remedies in respect of any Fraud against any Indemnifying Party that committed Fraud or had knowledge of such Fraud. The obligations of the Indemnifying Parties under this Article VII shall not be reduced, offset, eliminated or subject to contribution by reason of any action or inaction by the Company that contributed to any inaccuracy or breach giving rise to such obligation, it being understood that the Indemnifying Parties, not the Company, shall have the sole obligation for the indemnification obligations under this Article VII.

Section 7.8  Tax Treatment of Indemnity Payments. The Indemnifying Parties, Parent, Merger Sub and the Surviving Corporation shall treat any indemnity payment made pursuant to this Article VII as an adjustment to the Final Merger Consideration for all income Tax purposes, unless otherwise required by Applicable Law.

ARTICLE VIII

MISCELLANEOUS

Section 8.1  Entire Agreement; Assignment; Successors. This Agreement and the other Transaction Documents (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; and (b) may not be assigned by operation of Law or otherwise; provided, however, that (i) Parent may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations, and (ii) Parent may collaterally assign its rights (but not its obligations) under this Agreement to the Financing Sources as security for the Debt Financing, and any such collateral assignment shall not relieve Parent of any of its obligations hereunder. Except for the representations and warranties contained in Article III of this Agreement or the Transaction Documents, the Company and the Indemnifying Parties, on their own behalf and on behalf of their respective Representatives and Affiliates, acknowledge that none of Parent, Merger Sub or any of their affiliates, stockholders, directors, officers, employees, agents or representatives, and no other Person, has made or shall be deemed to have made and neither the Company nor any of the Indemnifying Parties has relied on, any representation or warranty, express or implied, at Law or in equity, regarding Parent, Merger Sub, or the subject matter of this Agreement or the other Transaction Documents. Any purported assignment of this Agreement in contravention of this Section 8.1 shall be null and void and of no force or effect. Subject to the preceding sentences of this Section 8.1, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Transaction Document, the terms of this Agreement shall govern. For the avoidance of doubt, and pursuant to Section 268(b) of Delaware Law, the Company Disclosure Schedule does not constitute part of this Agreement, but shall have the effects provided in this Agreement otherwise.

Section 8.2  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, so long as the economic or legal substance of the transaction contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.3  No Other Representations and Warranties. Each of Parent and Merger Sub acknowledges and agrees (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that, except for the representations and warranties expressly set forth in Article II and in the case of any claims based on Fraud, (a) neither the Company nor any of its Affiliates or any Representative of the foregoing (or any other Person) makes, or has made, any representation or warranty relating to the Acquired Companies or their financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise in connection with this Agreement, the Merger or the other Transactions, and none of Parent, Merger Sub nor any of their Affiliates or any Representatives of any of the foregoing is relying on, or has relied on, any representation or warranty or the accuracy or completeness thereof except for those expressly set forth in Article II, (b) no Person has been authorized by the Acquired Companies to make any representation or warranty relating to the Acquired Companies or their financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise in connection with this Agreement, the Merger or the other Transactions except for those expressly set forth in Article II, and if made, such representation or warranty has not been relied upon by Parent, Merger Sub, or any of their Affiliates or the Representatives of any of the foregoing for any reason, including as having been authorized by the Acquired Companies (or any other Person), (c) Parent and Merger Sub and their Affiliates and the Representatives of the foregoing have not relied or acted in reliance on, and are not relying or acting, including, as applicable, entering into or consummating this Agreement or the transactions contemplated hereby, in reliance on any representation or warranty, express or implied, at law or in equity, or the accuracy or completeness thereof relating to the Acquired Companies or their financial condition, business, operations, results of operations, properties, assets, liabilities, prospects, or other matter relating to the Acquired Companies or in reliance on any materials, statements or information provided or addressed to Parent or Merger Sub or their Representatives or Affiliates, or the accuracy and completeness thereof, and that no Person shall have any liability with respect to any such representation, warranty, materials, statements or information or omissions therefrom (other than in the case of Fraud), and (d) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Affiliates or the Representatives of any of the foregoing, including any materials or information provided in the electronic data room hosted by or on behalf of the Acquired Companies in connection with this Agreement, the Merger or the other transactions contemplated hereby or in connection with presentations by the management or board of directors (or equivalent) of any of the Acquired Companies, are not and shall not be deemed to be or include representations or warranties unless and to the extent expressly set forth in Article II. Except in the case of Fraud, each of Parent and Merger Sub (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing), hereby disclaims any and all statements or implied representations or warranties except as expressly set forth in Article II, and acknowledges and agrees there are no, and none of them are relying upon any, representations or warranties of any kind (express, implied, as to merchantability or fitness for a particular purpose, or otherwise) or the accuracy or completeness thereof except as expressly set forth in Article II. Notwithstanding anything to the contrary in this Section 8.3, nothing in this Section 8.3 shall limit or restrict any claim or remedy available to any party hereto with respect to Fraud.

Section 8.4  Notices. All notices and other communications to be given to any party hereunder must be in writing, and shall be sufficiently given for all purposes hereunder, (i) as of the date delivered, if delivered personally, (ii) one (1) Business Day after being sent by overnight courier or overnight delivery service, (iii) three (3) Business Days after being mailed by certified or registered mail (return receipt requested, with appropriate postage prepaid), or (iv) when sent via email transmission if no error message is generated, and shall be directed to the address set forth below (or at such other address or email address as such party shall designate by like notice); provided that all notices and other communications to the Stockholder Representative must be delivered solely via email transmission:

(a)  if to Parent, Merger Sub, or the Surviving Corporation:

Procore Technologies, Inc.

6309 Carpinteria Avenue

Carpinteria, CA 93013

Attention: Office of the Chief Legal Officer

Email: legalnotice@procore.com

with a copy to (which copy shall not constitute notice):

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111-4004

Attention: Garth Osterman; Erin Kirchner

Email: gosterman@cooley.com; ekirchner@cooley.com

(b)  if to the Company (prior to Closing):

DroneDeploy, Inc.

548 Market St. #34583

San Francisco, California 94104

Attention: General Counsel

Email: legal@dronedeploy.com

with a copy to (which copy shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, Professional Corporation

31 W 52nd Street, Fifth Floor

New York, New York 10019

Attention: Sachin Kohli; Broderick K. Henry Jr.

Email: skohli@wsgr.com; bhenry@wsgr.com

(c)  if to the Stockholder Representative:

Fortis Advisors LLC

Attention: Notices Department (Project Dragonfly)

Email: notices@fortisrep.com

with a copy to (which copy shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, Professional Corporation

31 W 52nd Street, Fifth Floor

New York, New York 10019

Attention: Sachin Kohli; Broderick K. Henry Jr.

Email: skohli@wsgr.com; bhenry@wsgr.com

Section 8.5  Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)  This Agreement shall be governed and construed in accordance with the internal Laws of the State of Delaware, irrespective of its conflicts of law principles and any other Applicable Law that would cause the application of the Laws (including the statute of limitations) of any jurisdiction other than the State of Delaware; provided, however, that in any Proceeding brought against any Financing Source in accordance with this Section 8.5, this Agreement shall be interpreted, construed and governed solely and exclusively by and in accordance with the Laws of the State of New York without regard to the conflicts of laws principles thereof. Prior to the Closing, and subject to Section 7.6 (including the arbitration provisions thereof) from and after the Closing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction over the matter, the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware) for any dispute, action, suit or proceeding arising out of or relating to this Agreement and any of the documents referred to in this Agreement, and in respect of the Transactions, and hereby irrevocably waive, and agree not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement and any of the documents referred to in this Agreement and in respect of the Transactions, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action, suit or proceeding shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction over the matter, the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware); provided that a judgment rendered by such court may be enforced in any court having competent jurisdiction. Subject to Section 7.6 (including the arbitration provisions thereof), the parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 8.4 or in such other manner as may be permitted by

Applicable Law, shall be valid and sufficient service thereof. Subject to Section 7.6 (including the arbitration provisions thereof), with respect to any particular action, suit or proceeding, venue shall lie solely in the courts located in the State of Delaware in accordance with this Section 8.5, and the parties hereby agree to waive any objection to such venue of any action, suit or proceeding arising out of or relating to this Agreement and the documents referred to in this Agreement, and in respect of the Transactions.

(b)  Notwithstanding the foregoing and anything else to the contrary herein, each party hereto agrees that it will not bring any action against a Financing Source in any forum other than the Commercial Division of the Supreme Court of the State of New York, County of New York, to the extent jurisdiction therein exists, or, if under Applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and makes the agreements, waivers and consents set forth in the preceding Section 8.5(a) mutatis mutandis but with respect to the courts specified in this Section 8.5(b).

(c)  Each party hereto hereby waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of or related to this Agreement, the Debt Financing Commitment, the Debt Financing, any Debt Offering or the transactions contemplated hereby or thereby (including any such Proceeding against or involving any Financing Source). Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 8.5(c).

(d)  Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that no Financing Source will have any liability (where in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement, or based on, in respect of or by reason of this Agreement, its negotiation, execution performance or breach of the Transaction or the transactions contemplated pursuant to the Debt Financing, the Debt Financing Commitment or the performance of any services thereunder (provided that nothing in this Section 8.5(d) will limit the rights of Parent (including its successors and permitted assigns under the Debt Financing Commitment) and the other parties to the Debt Financing Commitment, including the rights to enforce the obligations and liability of the Financing Sources under the Debt Financing Commitment).

Section 8.6  Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

Section 8.7  Interpretation. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references in this Agreement to Articles, Sections, Subsections, Exhibits and Schedules are references to Articles, Sections, Subsections, Exhibits and Schedules, respectively, in and to this Agreement, unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “or” is not exclusive, and shall be interpreted as “and/or” unless the context clearly requires otherwise. The words “include” or “including” mean “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list. The words “ordinary course of business” shall be deemed to be followed by “consistent with past practice.” Wherever a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Article, Section or portion of it. A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. Unless otherwise indicated, all references to any agreement (including this Agreement), document or instrument mean such agreement, document, or instrument as amended, supplemented, modified, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto, provided that any reference to any agreement, document or instrument in the Company Disclosure Schedule shall not be deemed to reference any amendment, supplement, modification, restatement or replacement thereof unless expressly referenced in the Company Disclosure Schedule and made available to Parent in accordance with the terms hereof. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day unless Business Days are expressly specified. With respect to any determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding.” If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 11:59 p.m. (Pacific Time) on the succeeding Business Day. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The words “made available” or words of similar import mean that, on or before 8:00 a.m. (Pacific Time) on the second (2nd) Business Day immediately preceding the date of this Agreement, the Company has posted complete and correct copies of such materials to the Data Room and that Parent and its Representatives had continuous access to such materials in the Data Room during the two (2) Business Days prior to the date of this Agreement. All references to “dollars” or “$” or “USD” shall mean the currency of the United States dollar, and all references to monetary amounts herein shall be in dollars unless otherwise specified herein. A United States legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing will, in respect of any jurisdiction other than the United States, include a reference to what most nearly approximates in that jurisdiction to the United States legal term.

Section 8.8  No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement is intended to or shall confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except that: (a) the Indemnified Parties are intended third-party beneficiaries of the rights and remedies set forth in Article VII; and (b) the Financing Sources are intended third-party beneficiaries of, and shall be entitled to rely on and directly enforce the proviso in Section 8.1(b)(ii), Section 8.5, Section 8.6, this Section 8.8, and Section 8.10.

Section 8.9  Counterparts; Electronic Signature. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

Section 8.10  Amendment and Modification. This Agreement may be amended, modified or supplemented by the parties at any time prior to the Closing Date (notwithstanding any stockholder approval); provided, however, that after approval of the Transactions by the stockholders of the Company, no amendment shall be made which pursuant to Applicable Law requires further approval by such stockholders without such further approval; provided, further, that with respect to any amendment, modification or supplementation of Section 8.1, Section 8.5, Section 8.6, Section 8.8, and this Section 8.10 (and any provision of this Agreement to the extent any such amendment, modification or supplement or waiver of such provision would modify the substance of any of the foregoing provisions) that is adverse to any Financing Source(s), the prior written consent of the adversely affected Financing Source shall be required before any such amendment, modification, supplement or waiver may become effective. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by each of the parties.

Section 8.11  Fees and Expenses. Except as otherwise set forth herein, all fees and expenses incurred in connection with or related to this Agreement and the other Transaction Documents and the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided that each of the premium payable and associated expenses in connection with obtaining the R&W Insurance Policy shall be borne solely by Parent.

Section 8.12  Waiver. No failure or delay of a party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

Section 8.13  No Presumption Against Drafting Party. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed and sealed on its behalf as of the day and year first above written.

PROCORE TECHNOLOGIES, INC.

By:	/s/ Rachel Pyles
Name:	Rachel Pyles
Title:	Chief Financial Officer

DF MERGER SUB, INC.

By:	/s/ Rachel Pyles
Name:	Rachel Pyles
Title:	Chief Executive Officer

DRONEDEPLOY, INC.

By:	/s/ Michael Winn
Name:	Michael Winn
Title:	Chief Executive Officer

FORTIS ADVISORS LLC, as the Stockholder Representative

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For the purposes of this Agreement the following capitalized terms shall have the meanings set forth below (which shall apply equally to both the singular and plural forms of such terms):

“Accounting Firm” means an independent accounting firm selected by Parent and the Stockholder Representative; provided that if Parent and the Stockholder Representative are unable to mutually agree upon such an independent accounting firm within a five (5) day period following any requirement to appoint the Accounting Firm hereunder, then Parent and the Stockholder Representative shall each select an accounting firm and such firms together shall select the Accounting Firm; provided, further, that if Parent or the Stockholder Representative do not select a qualified accounting firm within five (5) days of written demand therefor by the other party, the accounting firm selected by the other party shall serve as the Accounting Firm.

“Accounting Principles” means GAAP, and where applicable, the methodology, clarifications and exceptions set forth on Schedule B.

“Accrued Pre-Closing Taxes” means Pre-Closing Taxes that are accrued but unpaid as of the Closing, whether or not yet due and payable. Accrued Pre-Closing Taxes shall be computed (a) in accordance with the Accounting Principles, (b) as of the end of the Closing Date as if the taxable period of the Company ended on the Closing Date, (c) by excluding all deferred Tax liabilities and deferred Tax assets, (d) separately for Taxes imposed in each jurisdiction and separately for each type of Tax that is separately assessed in each jurisdiction, and (e) by treating the amount of Accrued Pre-Closing Taxes for any separately-assessed Tax in any jurisdiction as under no circumstances being less than zero.

“Acquired Company” or “Acquired Companies” means the Company and each of its, direct and indirect, Subsidiaries.

“Acquisition Proposal” means any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (a) any acquisition or purchase from the Company, or from any Securityholders of the Company, by any Person or group of any interest in the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company; (b) any sale, lease, mortgage, pledge, exchange, transfer, license (other than a non-exclusive license in the ordinary course of business), acquisition, or disposition of assets of the Company that constitute or account for more than ten percent (10%) of the net revenue, net income or assets of the Company in any single transaction or series of related transactions; (c) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property; or (d) the employment of all or substantially all of the employees, contractors or consultants of the Company.

“Adjustment Escrow Amount” means an amount in cash equal to $8,450,000.

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned Person. For the purposes of this definition, “control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Aggregate Exercise Price” means the sum of (a) the exercise prices of all Vested Options that are In the Money Options and (b) the exercise price of all Company Warrants, in each case that are unexpired, unexercised and outstanding as of immediately prior to the Effective Time and that are included in the Fully Diluted Shares.

“Aggregate Preferred Return Amount” means the sum of cash amounts that the Stockholders are entitled to receive in accordance with Section 1.7(a)(i), and Section 1.7(a)(ii) in respect of all the shares of Preferred Stock issued and outstanding as of immediately prior to the Effective Time.

“AI Technologies” means any and all deep learning, machine learning and other artificial intelligence technologies, including proprietary algorithms, Software, or systems that make use of or employ neural networks, transformer architectures, or reinforcement learning.

“Anti-Corruption Laws” means any applicable anti-corruption or anti-bribery Laws, statutes, rules, regulations, ordinances, judgments, Orders, decrees, injunctions, and writs of any governmental authority of any jurisdiction (whether by virtue of jurisdiction or organization or conduct of business), including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, any Applicable Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the Crimes Act 1961 of New Zealand, the Anti-Money Laundering and Countering Financing of Terrorism Act 2009 of New Zealand, and the Secret Commissions Act 1910 of New Zealand.

“Antitrust Laws” means any national, federal, state, county, local, foreign or multinational antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Antitrust Act, the Clayton Antitrust Act, the Federal Trade Commission Act, and the Commerce Act 1986 of New Zealand.

“Applicable Law” means, with respect to any Person, any Law existing as of the date hereof or as of the Closing applicable to such Person or any of its respective rights, properties, assets, subsidiaries, officers, directors, employees, consultants or agents.

“Australian Employment Laws” means the Fair Work Regulations 2009 (Commonwealth of Australia), Australian Anti-discrimination Legislation, Australian Industrial Instruments, Australian Superannuation Guarantee Legislation, Australian Work Health and Safety Legislation, Australian Worker’s Compensation Legislation, the Independent Contractors Act 2006 (Commonwealth of Australia) and the Australian Consumer Law (Schedule 2 to the Competition and Consumer Act 2010 (Commonwealth of Australia)), as amended from time to time.

“Australian Industrial Instruments” means any award, modern award, collective agreement, enterprise agreement, transitional instrument or any other form of agreement made or taken to exist under any industrial law including in Australia, without limitation, the Fair Work (Transitional Provisions and Consequential Amendments) Act 2009 (Commonwealth of Australia) and the Fair Work Act 2009 (Commonwealth of Australia), as amended from time to time.

“Australian Superannuation Guarantee Legislation” means the Superannuation Guarantee Charge Act 1992 (Commonwealth of Australia) and the Superannuation Guarantee (Administration) Act 1992 (Commonwealth of Australia), as amended from time to time.

“Australian Work Health and Safety Legislation” means the work health and safety legislation in each Australian State or Territory in which current and former employees or contractors work or worked, as amended from time to time.

“Australian Worker’s Compensation Legislation” means the workers’ compensation legislation in each Australian State or Territory in which current and former employees or contractors work or worked, as amended from time to time.

“Automated Decision-Making” means (a) to replace or substantially replace human decision-making in decisions that have a significant impact on natural persons or business operations or (b) any other activity that constitutes “automated decision-making” or similar term as defined under Data Protection Laws.

“Base Merger Consideration” means $845,000,000.

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in San Francisco, California.

“Cash” means, at the applicable time, all cash and cash equivalents held by the Acquired Companies or in a trust account for the benefit of any Acquired Company, including marketable securities, short-term investments and the amount of any received and uncleared checks, wires or drafts, reduced by any Taxes that would be required to be paid or withheld on repatriation of any such cash (only to the extent any such cash exceeds the working capital needs of the applicable Acquired Company) to the United States, but excluding (a) the amount of any issued but uncleared checks, wires or drafts, (b) Restricted Cash and (c) Encumbrance Reserves.

“CEWS” means the Canada Emergency Wage Subsidy, pursuant to section 125.7 of the ITA, and any other COVID-19 related loan program or direct or indirect wage, rent or other subsidy offered by a Governmental Entity.

“Change of Control Payments” means any and all payments made by, or obligation for payment by, the Company or any of its Subsidiaries solely or partially as a result of the Transactions (whether prior to, upon or after the Closing), (i) pursuant to any Employee Plan or other Contract entered into by the Company at or prior to the Closing or Applicable Law, and (ii) in respect of the employees set forth on Schedule D, including such payments pursuant to any change of control, retention, transaction or other bonus or similar-type benefits contemplated by this Agreement to any current or former employee, director, consultant or independent contractor of the Company or the beneficiary (or dependent of such Person), together with the employer portion of any payroll, employment or similar Taxes with respect thereto.

“Closing Working Capital Excess” means the amount (if any) by which the Closing Working Capital is more than the Target Working Capital; provided that the Closing Working Capital Excess shall be deemed to be $0 if such amount would be less than $100,000.

“Closing Working Capital Shortfall” means the amount (if any) by which the Closing Working Capital is less than the Target Working Capital; provided that the Closing Working Capital Shortfall shall be deemed to be $0 if such amount would be less than $100,000.

“COBRA” means Section 4980B of the Code or similar Applicable Law.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercial Tax Agreement” means any customary commercial agreement entered into in the ordinary course of business the primary purpose of which is not Tax.

“Common Stock” means shares of common stock of the Company, par value $0.00001 per share.

“Company Intangible Property” means any and all Intangible Property owned or purported to be owned by the Acquired Companies, the Intellectual Property Rights in which are Company Intellectual Property Rights, including all Company Software.

“Company Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Acquired Companies, including all Company Registered Intellectual Property and all rights in Company Intangible Property and Company-Owned AI Systems.

“Company Option Plans” means the DroneDeploy, Inc. 2013 Equity Incentive Plan (including the UK Sub-Plan) and the Context Construction, Inc. 2016 Equity Incentive Plan.

“Company-Owned AI System” means any Company Intangible Property that is, uses or incorporates AI Technology.

“Company Privacy Policy” means each external or internal, past or present, policy, representation, statement, or notice, made by the Acquired Companies relating to the Processing of Sensitive Data.

“Company Products” means all products and services that are or have at any time been designed, developed, distributed, hosted, sold, marketed, licensed out, supplied, made available or otherwise provided, including as a platform, by or for the Company (including all versions, releases, updates, fixes and improvements thereof, including new use cases and re-skinning, in each case whether already distributed or provided, or currently under development and reasonably expected to be commercially released), in each case, including, without limitation those products and services set forth on Section 2.14(a)(i) of the Company Disclosure Schedule, together with any related documentation, materials or information.

“Company Software” means the Software that has been authored by or on behalf of the Company including all Company Products that are Software.

“Company Warrantholders” means the holders of record of Company Warrants outstanding as of immediately prior to the Effective Time.

“Company Warrants” means warrants to purchase Common Stock or Preferred Stock.

“Contract” means any contract, agreement, instrument, option, lease, license, sales agreement, purchase or insertion order, warranty, note, bond, mortgage, indenture, obligation, commitment, binding application, arrangement or understanding, whether written or oral, in each case as amended and supplemented from time to time.

“Copyrights” means any and all copyrights (including under the Copyright Act 1968 (Commonwealth of Australia)), rights in mask works, database rights, design rights, rights of integrity, rights of attribution, and other moral rights, neighboring rights, all other rights with respect to works of authorship, and all registrations and applications related to any of the foregoing.

“Covered List” means the list of communications equipment and services that are deemed to pose an unacceptable risk to the national security of the United States or the safety and security of U.S. persons, which is administered by the Federal Communications Commission pursuant to the Secure Networks Act and Parts 1 and 2 of Title 47 of the Code of Federal Regulations.

“Data Protection Laws” means all Applicable Laws and binding regulatory guidance with respect to (a) the privacy, data protection, security, secrecy, protection, sharing, sale, disposal, international transfer or other Processing of Personal Data, or use of ‘cookies’ or similar technologies, including the Privacy Act 2020 of New Zealand; (b) incident reporting or Security Incident notification requirements; (c) direct marketing, e-mails, communication by text messages or initiation, transmission, monitoring, recording, or receipt of communications (in any format, including without limitation voice, video, email, phone, text messaging, or otherwise); (d) artificial intelligence involving the Processing of Personal Data; or (e) consumer protection related to the privacy, security, or protection of Personal Data, including, as applicable, the Privacy Act 1988 (Commonwealth of Australia), the Australian Privacy Principles, and the Spam Act 2003 (Commonwealth of Australia).

“Data Room” means the virtual data room hosted by Datasite, managed and populated by the Company in connection with the Transactions.

“Debt Commitment Letter” has the meaning set forth in Section 3.6(a).

“Debt Financing” has the meaning set forth in Section 3.6(a).

“Debt Financing Commitment” has the meaning set forth in Section 3.6(a).

“Debt Offering” means any offering, placement, syndication or sale of non-convertible or convertible debt securities (including any high-yield or investment grade notes, bonds or debentures) by Parent or any of its Subsidiaries, whether registered pursuant to a registration statement filed with the SEC, offered pursuant to Rule 144A or Regulation S under the Securities Act, or otherwise offered or placed in a private placement, in each case, the proceeds of which are intended to be used, in whole or in part, to finance or refinance the transactions contemplated by this Agreement, including the payment of the Merger Consideration and related fees and expenses.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Disclosed Canadian Personal Data” means Personal Data subject to Canadian Data Protection Laws that the Parent receives from the Company in connection with this Agreement.

“DroneDeploy AUS” means DroneDeploy Australia PTY LTD, a corporation incorporated under the laws of Australia.

“DroneDeploy CAN” means DroneDeploy Software Data Platform Limited, a corporation incorporated under the laws of the province of British Columbia.

“DroneDeploy NZ” means DroneDeploy New Zealand Limited, a corporation incorporated under the laws of New Zealand.

“DroneDeploy UK” means DroneDeploy Limited (company number SC428911), a corporation incorporated under the laws of Scotland.

“Employee In the Money Option” means any Vested Option that is an In the Money Option that was granted to a holder in such holder’s capacity, or had vesting tied to such holder’s performance of services, as an employee of an Acquired Company for applicable employment Tax purposes.

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option (including any right to acquire, right of pre-emption or conversion), pledge, hypothecation, security interest (including a security interest under the Personal Property Securities Act 2009 (Commonwealth of Australia) and the Personal Property Securities Act 1999 (New Zealand)), title retention, easement, encroachment, license, right of first refusal or negotiation, adverse claim or restriction of any kind, including any restriction on transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any agreement to create any of the foregoing; provided, however, that the term “Encumbrance” shall not include: (a) statutory liens for Taxes that are not yet due and payable or that are being contested in good faith, in each case, for which adequate reserves have been established on the Financial Statements in accordance with GAAP, such reserves (“Encumbrance Reserves”); or (b) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies that arise in the ordinary course of business.

“Environmental Law” means any Applicable Law relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment, health, safety or natural resources, including the Resource Management Act 1991 of New Zealand, the Hazardous Substances and New Organisms Act 1996 of New Zealand, the Environment Protection and Biodiversity Conservation Act 1999 (Commonwealth of Australia) and any equivalent legislation or regulation of any Australian State or Territory.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person, whether or not incorporated, that, together with the Acquired Companies, is or has at any relevant time been treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) or 4001(b) of ERISA.

“Estimated Payment Agent Amount” means the amount equal to: (a) the Merger Consideration payable in connection with the Closing to (i) the Stockholders pursuant to Section 1.7(a) in respect of their Shares, (ii) any holders of the Non-Employee In the Money Options pursuant to Section 1.8(a) and (iii) any holders of Company Warrants pursuant to Section 1.9, plus (b) the aggregate amount that is set forth in the Payoff Letters as required to discharge all Closing Indebtedness in respect of the types of Indebtedness set forth in subclauses (a) and (b) of the definition of Indebtedness, plus (c) the aggregate amount set forth in the Closing Spreadsheet of Unpaid Transaction Expenses (for the avoidance of doubt, not including any Unpaid Transaction Expenses in respect of the recipient’s capacity as or performance of services as an employee of the Acquired Companies for applicable employment Tax purposes), plus (d) the Adjustment Escrow Amount and Indemnity Escrow Amount, payable to the Escrow Agent, plus (e) the Expense Amount payable to the Stockholder Representative, plus (f) the aggregate amount in respect of the Option Consideration (minus the aggregate amount in respect of the Option Consideration payable to holders of Non-Employee In the Money Options, any Unpaid Change of Control Payments, and any unpaid Accrued Employee Amounts, payable to the Surviving Corporation), and plus (g) any Unpaid Aggregate Equity Release Amount.

“Excluded Information” means (a) any description of all or any component of the Debt Financing, including any information customarily provided by any Financing Source or its counsel, (b) any information regarding affiliate transactions that may exist following consummation of the Merger (unless the Company was party to any such transactions prior to consummation of the Merger), (c) any information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments, it being understood that Parent, and not the Company or its Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments, (d) any information that is not available to the Company without undue effort or expense, (e) any financial information that is not maintained by the Company in the ordinary course of business and (f) any other information that is not customarily required in connection with (i) a confidential information memorandum, securities offering memorandum or prospectus or (ii) other customary marketing materials that are customarily required in connection with the marketing and syndicating of a senior secured term loan facility or any Debt Offering.

“Export Control and Sanctions Laws” means all applicable import, export, re-export, deemed export, and sanctions Laws (including those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 730-774; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103 and 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and all comparable foreign Applicable Laws that provide for controls in respect of exports, re-exports, deemed exports, imports, sales, licenses or transfers of products, software, technologies or services; or restrictions or sanctions against or relating to doing any form of business or transaction with a Restricted Party, including the Australian Customs Act 1901 (Commonwealth of Australia) and any sanctions imposed by the Commonwealth of Australia, including by the Australian Department of Foreign Affairs and Trade.

“FATA” means the Australian Foreign Acquisitions and Takeovers Act 1975 (Commonwealth of Australia).

“Financing Sources” means the Persons that have committed to provide, or agreed to arrange, purchase or place, any of the Debt Financing, or have otherwise entered into agreements in connection with the Debt Financing, including any lenders, arrangers, bookrunners, underwriters, placement agents or initial purchasers, together with their Affiliates, and any of their or their Affiliates’ respective, direct or indirect, former, current or future stockholders, managers, members, directors, officers, employees, agents, advisors, other representatives and each of their respective successors and assignees (it being understood that Parent, Merger Sub and any of their respective Affiliates shall not constitute “Financing Sources” for any purposes hereunder).

“Founder(s)” means Mike Winn, Nick Pilkington and Jono Millin.

“Fraud” means intentional common law fraud under the Laws of the State of Delaware (with scienter, and not a negligent misrepresentation or omission or any form of fraud premised on negligence or recklessness).

“Fully Diluted Participating Shares” means the sum, without duplication, of (a) the Fully Diluted Shares, minus (b) the aggregate number of shares of Series E-1 Preferred Stock and Series E-2 Preferred Stock that are issued and outstanding immediately prior to the Effective Time on an as-converted to Common Stock basis.

“Fully Diluted Shares” means the sum, without duplication, of (a) the aggregate number of shares of Common Stock that are issued and outstanding immediately prior to the Effective Time (excluding shares held in the treasury of the Company or owned by the Company), (b) the aggregate number of shares of Preferred Stock that are issued and outstanding immediately prior to the Effective Time on an as-converted to Common Stock basis, (c) the aggregate number of shares of Common Stock that are issuable upon the exercise of Vested Options that are In the Money Options or other direct or indirect rights to acquire shares of Common Stock that are issued and outstanding immediately prior to the Effective Time (after giving effect to any acceleration that is contingent upon the occurrence of the Closing), (d) the aggregate number of Shares that would be issuable upon the exercise of Company Warrants or any other warrants of the Company outstanding immediately prior to the Effective Time, and (e) the aggregate number of Shares purchasable under or otherwise subject to any rights (other than Options) to acquire Shares (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; provided that shares of Common Stock that are issuable upon the exercise of Unvested Options or Vested Options that are not In the Money Options and, in each case, that are cancelled at the Effective Time without the right to receive any portion of the Merger Consideration shall not be included in the Fully Diluted Shares.

“Fundamental Representations” means (a) the representations and warranties set forth in Section 2.1(a) (Organization and Qualification), Section 2.1(b) (Subsidiaries), Section 2.3(a)-(g) (Capitalization), Section 2.4 (Authority), Section 2.5(a)(i) (No Conflict with Organizational Documents) and Section 2.21 (Brokers); and (b) the Tax Representations.

“GAAP” means United States generally accepted accounting principles, applied on a consistent basis.

“Governmental Entity” means any federal, national, supranational, state, provincial, local or similar government, governmental, regulatory, administrative or quasi-governmental authority, branch, office agency, council, Crown entity, commission or other body, or any court, tribunal, or arbitral or judicial body (including any grand jury), whether domestic or foreign.

“Harmful Code” means any Software, design, routine, or other mechanism of any kind (including any viruses, worms, malware, bombs, backdoors, clocks, hidden keys, timers, and traps) that are capable of or are designed to (automatically, immediately, with passage of time, or upon command) (a) disrupt, disable, interfere with, erase, make inoperable, make inaccessible, or harm any other Software, hardware, system, or process or its operation, except solely for any Software, design, routine, or other mechanism to the extent the Person lawfully owning or controlling such other Software, hardware, system, or process knowingly agreed to such Software, design, routine, or other mechanism and its purpose on or in such other Software, hardware, system, or process; (b) disrupt, disable, or interfere with any electronic communication; (c) gain access to or collect any data or information, except to the extent that each Person whose data and information is accessed or collected has knowingly agreed to such access and collection by such Software, design, routine, or other mechanism, including any spyware; (d) misuse, misappropriate or otherwise compromise the privacy or data security of any business data, Personal Data, or other data or information, or damaging or destroying any data or file without the user’s consent; or (e) cause unauthorized or unlawful advertising or promotional messages, or any other messages (other than notices or information by the licensor or owner of such Software, design, routine, or other mechanism related to the use, installation, errors, updates, or similar matters for such Software, design, routine, or other mechanism or the use, access, or exit of any website, webpage, or webspace of such Software, design, routine, or other mechanism) to pop-up, appear, be downloaded, be installed, or be linked anywhere on a computer or screen (e.g., as a window, frame, balloon, tab, or other format) in connection with such Software, design, routine, or other mechanism.

“Hazardous Substances” means: (a) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos and radon; (e) any other pollutant or contaminant; and (f) any substance, material or waste regulated by any Governmental Entity pursuant to any Environmental Law.

“Holidays Act” means the Holidays Act 2003 of New Zealand.

“In the Money Options” means the unexercised, validly issued and unexpired Options or portions of Options that are outstanding immediately prior to the Effective Time and that have a per share exercise price that is less than the Per Share Consideration.

“Indebtedness” means the sum of the following, at the applicable time, without duplication, whether or not contingent or due and payable: (a) indebtedness of the Acquired Companies for borrowed money, including convertible debt and expenses paid by an employee on behalf of the Acquired Companies, (b) obligations of the Acquired Companies evidenced by bonds, debentures, notes (convertible or otherwise) or other similar instruments; (c) obligations of the Acquired Companies in respect of letters of credit (to the extent drawn) or other similar instruments (or reimbursement agreements in respect thereof) or banker’s acceptances; (d) obligations of the Acquired Companies to pay the deferred and unpaid purchase price of property or services (excluding any trade payables or accrued liabilities incurred in the ordinary course of business and included as current liabilities in the calculation of Working Capital but including any long-term accrued expenses or accounts payable not included in the calculation of Working Capital and including any milestone, earnout or similar payment) or deferred rent; (e) finance lease obligations of the Acquired Companies; (f) indebtedness of third parties which is either guaranteed by the Acquired Companies or secured by an Encumbrance on the assets of the Acquired Companies; (g) any acceleration, termination fees, pre-payment fees, balloons or similar payments on any of the foregoing that would arise if any or all of the foregoing were prepaid, extinguished, unwound and settled in full as of such applicable time; (h) Accrued Pre-Closing Taxes; and (i) all accrued interest on any of the foregoing. Notwithstanding the foregoing, and for the avoidance of doubt, “Indebtedness” shall exclude (A) any amount included in the calculation or definition of Transaction Expenses or Parent Expenses and (B) any obligations among the Acquired Companies.

“Indemnification Claim” means any claim for indemnification, compensation or reimbursement made under Article VII.

“Indemnified Taxes” means, without duplication, (a) Pre-Closing Taxes; (b) any Liability of the Acquired Companies for Taxes of any Person, which Liability arises by reason of the Acquired Company being a member of an affiliated, consolidated, combined, or unitary group that includes such Person prior to the Closing; (c) successor or transferee Liability of an Acquired Company or other secondary or non-primary Liability of the Acquired Companies for the Taxes of any Person, which Liability arises as a result of transactions or events occurring, or Contracts or agreements entered into (other than Commercial Tax Agreements), prior to the Closing; and (d) Taxes resulting from the Transactions, including Transfer Taxes allocated to the Indemnifying Parties pursuant to Section 4.12(c), and any Taxes required to be deducted and withheld with respect to any payments made pursuant to this Agreement or the other Transaction Documents.

“Indemnifying Party” means each (a) Stockholder that does not perfect such Stockholder’s appraisal rights under Delaware Law or other Applicable Law and is otherwise entitled to receive consideration pursuant to Section 1.7(a), (b) holder of a Vested Option that is an In the Money Option and (c) Company Warrantholder.

“Indemnity Escrow Amount” means an amount in cash equal to $4,225,000.

“Intangible Property” means, individually and collectively, any and all: (a) technology, formulae, algorithms, procedures, processes, methods and methodologies, models, techniques, know how, ideas, creations, concepts, inventions, discoveries, improvements and invention disclosures (whether patentable or unpatentable and whether or not reduced to practice); (b) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (c) customer lists, customer contact and registration information, customer correspondence and customer purchasing histories; (d) specifications, designs, models, devices, prototypes, schematics and development tools; (e) Software, websites, user interfaces, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter, mask works and subject matter entitled to mask work protection; (f) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); (g) social media and mobile communications accounts, identifiers, user names, handles or short code designations, together with all likes, reviews, evaluations, and feedback thereunder (“Social Media”); and (h) Trade Secrets.

“Intellectual Property Rights” means any and all intellectual property rights anywhere in the world, including: (a) Patents; (b) Copyrights; (c) design rights, industrial design rights and any registrations and applications related thereto; (d) Trademarks; (e) rights in or to Trade Secrets; (f) rights of publicity and other rights to use the names, likeness, image, photograph, voice, identity and personal information of individuals, (g) other rights with respect to Intangible Property; (h) any business names registered with a Governmental Entity and (i) any rights equivalent or similar to any of the foregoing, whether known or recognized currently or at any time in the future.

“Internally Used Shrinkwrap Software” means commercially available Intangible Property licensed to the Company under standard shrinkwrap, terms of use, end user license agreements, or clickwrap licenses and used in the Company’s business, for an annual cost of under $250,000, but not incorporated into the Company Products.

“International Employee Plan” means each Employee Plan that has been adopted, sponsored, participated in, contributed to, or maintained by the Company or its ERISA Affiliates, whether formally or informally, or with respect to which the Company or its ERISA Affiliates shall or may have any Liability, for the benefit of employees or other service providers who perform services outside the United States.

“IP Grant” means any license (exclusive, non-exclusive, present, springing, or otherwise), covenant not to sue, covenant not to assert, option, other right, or claim in or to or under any Intellectual Property Right or related to any Intangible Property.

“IP Representations” means the representations and warranties set forth in Section 2.14 (Intellectual Property).

“IRS” means the Internal Revenue Service.

“IT System” means any electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer or information technology systems, Software, hardware, websites, applications, networks, servers, communications facilities, platforms, and all other information technology assets, systems, or services, including all data (including Sensitive Data) processed thereby, including without limitation, any such systems hosted or operated by a third party for or on behalf of the Company.

“ITA” means the Income Tax Act (Canada), as amended.

“KiwiSaver Act” means the KiwiSaver Act 2006 (NZ).

“knowledge” and correlative phrases means, with respect to any fact or matter, the knowledge (including the knowledge such individual would be expected to have after reasonable inquiry of such individuals’ respective direct reports with operational responsibility for the matter in question), (a) as applied to the Company, Michael Winn, Nicholas Pilkington, Jono Millin, Matthew Williams, Ashuton Agarawal, Joseph Mente, Jean-Francois Hervy or Ben Hance, and (b) as applied to Parent, of the officers of Parent.

“Labor Agreement” means any collective bargaining agreement, voluntary recognition agreement, collective employment agreement, works council agreement or similar labor union agreement with any union, trade union, works council or other organization or body.

“Labor and Employment Laws” means all Applicable Laws regarding labor and employment, including but not limited to those related to employment practices, terms and conditions of employment, labor relations, personal grievances, labor dispatch, fair employment practices, anti-harassment, anti-discrimination, anti-retaliation, human rights, reasonable accommodation, disability rights or benefits, wages and hours (including overtime compensation and minimum wage Laws), compensation, hours of work, whistleblowing laws, employee data privacy, pay equity, unemployment insurance, pension, superannuation, contributions to provident funds, terms and conditions of employment, meals and rest breaks, worker classification for wage and hour purposes, leaves of absence (including annual leave and long service leave, collective bargaining, equal opportunity, workers’ compensation, immigration, individual and collective consultation, termination and redundancy (including WARN and any similar state or local “mass layoff” or “plant closing” law)), payment of social security and other Taxes, Tax withholding, paid sick days, paid and unpaid leave entitlements and benefits (including the federal Emergency Paid Sick Leave Act and any applicable state or local laws concerning COVID-19-related paid sick leave or other benefits), holidays, family and medical leave and other leaves of absence (including the federal Emergency Family and Medical Leave Expansion Act), health and safety (including the federal Occupational Safety and Health Act and any Applicable Laws concerning COVID-19-related health and safety issues), including, without limitation and for the avoidance of doubt, the Employment Relations Act 2000 of New Zealand, the Health and Safety at Work Act 2015 of New Zealand, the Minimum Wage Act 1983 of New Zealand, the Holidays Act 2003 of New Zealand, the Fair Work Act 2009 (Commonwealth of Australia), the Fair Work Regulations 2009 (Commonwealth of Australia), Australian Anti-discrimination Legislation, Australian Industrial Instruments, Australian Superannuation Guarantee Legislation, Australian Work Health and Safety Legislation, Australian Worker’s Compensation Legislation, the Independent Contractors Act 2006 (Commonwealth of Australia) and the Australian Consumer Law (Schedule 2 to the Competition and Consumer Act 2010 (Commonwealth of Australia), as amended from time to time).

“Law” means any statute, law, common law, by-law, treaty, ordinance, regulation, directive, rule, code, Order, notice, circular or other requirement, including any successor provisions thereof, of any Governmental Entity.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Losses” means any and all deficiencies, awards, judgments, settlements, Proceedings, assessments, Liabilities, losses, damages, Taxes, interest, fines, penalties, costs, and expenses (including legal, accounting and other costs and expenses of professionals) incurred in connection with investigating, defending, settling, enforcing or otherwise satisfying any of the foregoing or matters arising out of or relating to the foregoing, and in seeking indemnification therefor; provided that “Losses” shall not include any punitive or exemplary damages, except to the extent actually awarded and paid to a third party pursuant to a Third Party Claim.

“Marketing Period” means (i) the period beginning on the date hereof and ending on September 18, 2026; provided, however, that if, prior to September 18, 2026, Parent shall have consummated a convertible debt financing on terms satisfactory to Parent in its sole discretion (a “Qualifying Financing”) then the Marketing Period shall be deemed completed as of the date of the consummation of such Qualifying Financing, and (ii) solely to the extent that the Closing has not occurred prior to the date which is forty-five days after September 30, 2026, the first period of seventeen (17) consecutive Business Days commencing immediately after the date that Parent shall have received all of the financial statements of the Company set forth in Section 4.22; provided that (A) November 26, 2026 and November 27, 2026 shall not count as Business Days for such seventeen (17) consecutive Business Day period (provided that, for the avoidance of doubt, such exclusion shall not restart such period); provided, further, that, the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, either (i) the Company’s auditor shall have withdrawn its audit opinion with respect to any financial statements constituting the Financial Statements or (ii) the Company determines to restate any Financial Statements, in which case the Marketing Period shall not be deemed to commence unless and until (x) such restatement has been completed and the applicable financial statements have been amended or (y) the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required and (B) the Marketing Period shall end on any earlier date that is the date on which the proceeds to be provided to Parent by the Debt Financing are received by the Parent in full to complete the Transactions.

“Material Adverse Effect” means any event, circumstance, occurrence, change, condition, result, matter, development, effect or fact (any of the foregoing, an “Effect”) that, individually or in the aggregate, results in or would reasonably be expected to result in, a material adverse effect on or a material adverse change in (a) the business, assets (whether tangible or intangible), liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, or (b) the ability of the Acquired Companies to consummate the Transactions; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under clause (a) only: (i) any Effect arising out of or attributable to the general economic, financial, regulatory or market conditions affecting the industry in which the Acquired Companies’ business is carried on; (ii) Effects generally relating to worldwide or national conditions or circumstances of an economic, political, financial, currency exchange or regulatory nature, including war, armed hostilities, acts of terrorism, cyberattacks, epidemics, pandemics, disease outbreaks, and natural disasters, and any changes or conditions generally affecting the financial, banking, credit, securities, capital or currency markets (including any changes in interest rates, exchange rates or commodity prices); (iii) any changes in GAAP or Applicable Law or interpretations or enforcement thereof applicable to the Acquired Companies’ business occurring after the date hereof; (iv) the failure by the Acquired Companies to meet any internal or published forecasts, projections or estimates (provided that the Effects underlying any such failure may be considered in determining whether a Material Adverse Effect has occurred or will occur); (v) any Effect arising out of or attributable to the execution, delivery, announcement or performance of this Agreement or the consummation of the Transactions, including the identity of, or any facts or circumstances relating to, Parent or its Affiliates, any resulting or related loss of, or adverse change in the relationship with, any customers, suppliers, vendors, distributors, licensors, licensees, lenders, employees or other business partners of any of the Acquired Companies, any resulting or related departure or termination of any officers, employees or other service providers of any of the Acquired Companies, and any Proceeding arising out of or relating to this Agreement or the Transactions; or (vi) any action taken or omitted to be taken by any of the Acquired Companies at the written request of, or with the prior written consent of, Parent or Merger Sub, or any action expressly required to be taken, or expressly required to be omitted to be taken, pursuant to this Agreement unless, in the case of the foregoing clauses (i) through (iii), such Effect has had or would reasonably be expected to have, a disproportionate adverse impact on the Acquired Companies relative to other Persons operating in the industry sector or sectors in which the Acquired Companies operate (in which case only the incremental disproportionate impact shall be taken into account in determining whether there has been a Material Adverse Effect).

“Merger Consideration” means an amount equal to: (a) the Base Merger Consideration; plus (b) the Closing Cash; plus (c) the Closing Working Capital Excess (if any); minus (d) the Closing Working Capital Shortfall (if any); minus (e) the Closing Indebtedness; minus (f) the Unpaid Transaction Expenses; minus (g) the Unpaid Change of Control Payments; minus (h) the Unpaid Aggregate Equity Release Amount.

“Open Source Software” means Software or other subject matter that is licensed or distributed under any license arrangement or other distribution model qualifying for the “Open Source” definition promulgated by the Open Source Initiative at www.opensource.org/osd, the “Free Software” definition promulgated by the Free Software Foundation at https://www.fsf.org/, or any similar licensing or distribution model (including any Software or other subject matter distributed by the Company or a third party under an open source license such as, by way of example only, the GNU General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, any Creative Commons Licenses, the Llama Community Licenses, OpenRAIL Licenses, any derivative or version of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative or Free Software Foundation), or under any other license pursuant to which source code or AI models are made freely available and that (a) requires as a condition of the use, distribution, or modification of such source code or AI models, that such source code or AI models be licensed, disclosed, or otherwise made available to any third party, or (b) otherwise imposes, as a condition of such license, a material restriction on the Company’s use of such source code or AI models.

“Optionholders” means the holders of Options.

“Options” means all issued and outstanding options to purchase shares of Common Stock (whether or not vested) held by any Person issued under the Company Option Plans or otherwise.

“Order” means any order, judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of any Governmental Entity.

“Pandemic Response Laws” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) (including any administrative or other guidance published with respect thereto by any Governmental Entity), the Families First Coronavirus Response Act, the COVID-related Tax Relief Act of 2020, the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster (as issued on August 8, 2020, and including any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-65)), and any other corresponding, similar, or additional U.S. federal, state, or local or non-U.S. Law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Parachute Payment Waivers” means the parachute payment waivers, each in a form acceptable to Parent, from each person who, with respect to the Company, is a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately before the initiation of the 280G Approval process and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code, pursuant to which such person agreed to waive any and all right or entitlement to such parachute payment to the extent the value thereof equals or exceeds three (3) times such person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder.

“Parent Expenses” means any costs, fees, expenses, amounts or liabilities (a) under any Contract entered into by an employee or service provider of the Company or any of its Subsidiaries with Parent, the Surviving Corporation or any Affiliate thereof in connection with the transactions contemplated by this Agreement, together with the employer portion of any Medicare, social security or other similar Taxes due with respect to any such costs, fees, expenses, amounts or liabilities, or (b) for which Parent is responsible pursuant to the terms of this Agreement or any Transaction Document.

“Parent Share Price” means an amount equal to the average daily volume weighted average price per share rounded to four decimal places (with amounts 0.00005 and above rounded up) of Parent’s common stock trading on the New York Stock Exchange for the fifteen (15) consecutive trading day period ending on the closing of the trading day that is two (2) Business Days prior to the Closing Date.

“Parent RSUs” means restricted stock units granted under Parent’s 2021 Equity Incentive Plan.

“Patents” means any and all patents and patent applications (including any continuations, continuations-in-part, provisionals, divisionals, reissues, reexaminations, renewals, applications for any of the foregoing, and national and international counterparts), inventor’s certificates, utility model rights, and other similar rights, and all priority rights related thereto.

“Payment Agent Agreement” means the payment agent agreement, in a form reasonably agreed to by Parent and the Company, entered into by and among Parent, the Stockholder Representative and the Payment Agent, at or prior to Closing.

“PEO Plan” means any benefit or compensation plan, program, policy, practice or arrangement sponsored or maintained by a professional employer organization under which any current or former employee of the Company may be eligible to receive benefits or compensation, and under which the Company is a participating employer.

“Per Share Consideration” means an amount equal to (a) (i) the Merger Consideration, minus (ii) the Aggregate Preferred Return Amount, plus (iii) the Aggregate Exercise Price, divided by the (b) the Fully Diluted Participating Shares.

“Permits” means any permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, variances, registrations, recordals, notices, orders or other authorizations of any Governmental Entity.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other legal entity.

“Personal Data” means any information or data that constitutes “personal data”, “personal information,” “personally identifiable information” or any analogous term as defined under any Applicable Law, including any such information or data that relates to an identified or identifiable individual, or any information that can be used, whether alone or in combination with other information, to contact, locate, or identify a natural person, household or device, including name, street address, telephone number, email address, photograph, video, biometric data, geolocation data, social security number, driver’s license number, passport number, payment card data, financial information, health information, or customer or account number.

“Pre-Closing Tax Period” means (a) any taxable period ending on or before the Closing Date, and (b) with respect to a Straddle Period, the portion of such taxable period ending on (and including) the Closing Date.

“Pre-Closing Taxes” means, without duplication, any Taxes of the Acquired Companies relating or attributable to any Pre-Closing Tax Period (including such Taxes that are not yet due and payable, and Taxes imposed on income includible by the Acquired Companies pursuant to Sections 951, 951A, 956, or 965 of the Code arising out of, resulting from, or attributable to income earned or property held by the Acquired Company in any Pre-Closing Tax Period and including, for the avoidance of doubt any liability of any Acquired Company in respect of any imputation credit account (ICA), including any liability arising on or after the Closing Date that is attributable to a debit balance in an ICA existing or arising on or prior to Closing) and calculated (a) by treating any advance payments, deferred revenue, or other amounts received or arising on or prior to the Closing Date (other than any such amounts included in Indebtedness), as recognized in income in such Pre-Closing Tax Period, regardless of when such amounts actually are recognized for income Tax purposes, (b) by taking into account all Transaction Tax Deductions and all Tax assets and attributes of the Acquired Companies arising from Pre-Closing Tax Periods as deductions against taxable income or Taxes for Pre-Closing Tax Periods to the extent permitted by Applicable Law at a “more likely than not” or greater level of comfort, and (c) as if the Acquired Companies have made an effective election in accordance with Revenue Procedure 2025-28 under Section 70302(f)(2)(A)(ii) of the One Big Beautiful Bill Act, Pub. L. 119-21, to the extent permitted by Applicable Law, to deduct in the applicable Pre-Closing Tax Period any applicable domestic research or experimental expenditures paid or incurred in taxable years beginning after December 31, 2021 but prior to January 1, 2025. For the avoidance of doubt, the Acquired Companies shall not actually make any such election without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed if Closing has not occurred prior to September 30, 2026.

“Preferred Stock” means shares of the Series Seed Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series E-1 Preferred Stock, and the Series E-2 Preferred Stock, collectively.

“Privacy Representations” means the representations and warranties set forth in Section 2.15 (Privacy and Data Protection).

“Pro Rata Portion” means, with respect to any Indemnifying Party, a fraction (a) whose numerator is the aggregate number of the Fully Diluted Participating Shares held by such Indemnifying Party as of immediately prior to the Effective Time and (b) whose denominator is the aggregate number of the Fully Diluted Participating Shares held by all Indemnifying Parties.

“Proceeding” means any claim, counterclaim, charge, action, litigation, cause of action, suit, demand, dispute, personal or other grievance, tender of indemnity, inquiry, hearing, proceeding, audit or investigation, whether civil, criminal, administrative, judicial or investigative, by or before any Governmental Entity, or any other arbitration, mediation or similar proceeding.

“Process”, “Processed” or “Processing” shall mean any operation or set of operations, with respect to data or information, whether or not by automated means, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination, erasure, or destruction of such data, or any other operation that is otherwise considered “processing” or similar term under Applicable Law.

“R&W Insurance Policy” means that certain buy-side representations and warranties insurance policy obtained by Parent, offered by the insurers set forth in Item 8 of the Declarations therein, in a form made available to the Company and effective as of the date hereof.

“Real Property” means all land, together with all land use rights, buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, security and surveillance systems, telecommunications, computer, wiring, and cable installations, utility installations, water distribution systems and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights).

“Registered Intellectual Property Rights” means all of the following included in the Company Intellectual Property Rights: Patents, applications and registrations of any Trademarks, applications and registrations of any Copyrights, applications or registrations of any designs or industrial designs, registrations of any Domain Names and Domain Names, and any other Intellectual Property Rights that are the subject of an application or registration with a Governmental Entity.

“Related Party” with respect to any specified Person, means: (a) any affiliate of such specified Person; (b) any Person who serves as a director, executive officer, or in a similar capacity of such specified Person; (c) any Immediate Family member of a Person described in clause (b); or (d) any other Person who holds, individually or together with any affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than five percent (5%) of the outstanding equity or ownership interests of such specified Person, provided that no Acquired Company shall be deemed to be a Related Party of any other Acquired Company. For the purposes of this definition, “Immediate Family,” with respect to any specified Person, means such Person’s spouse, parents, children and siblings, including adoptive relationships.

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, legal representatives, supervisors, employees, advisors, auditors, agents, bankers and other representatives.

“Required Amount” means the dollar amount necessary to fund the payment of the Merger Consideration and all fees and expenses payable by Parent in connection with the Transactions on the Closing Date.

“Restricted Activity” means any use, practice, or other activity involving AI Technologies (including placing on the market, putting into service, selling, providing, or deploying AI Technologies) that (a) is banned or prohibited under any Applicable Law, (b) is designated as “high risk” or is otherwise subject to requirements or restrictions under any Applicable Law, including consent, internal assessment, testing, reporting, or documentation requirements, (c) constitutes Automated Decision-Making, or (d) has a material likelihood of causing death of, material personal injury to, or material damage to health of a human being, material disruption to critical infrastructure, material damage to property or the environment, material effects on individual economic well-being or employment, or infringement of significant or fundamental rights of individuals protected by Law, including any use, practice, or other activity involving AI Technologies and relating to controlling, operating, managing, or governing (i) automobiles (including autonomous driving), road traffic, rail transport, aircraft, or any mode of mass transportation, (ii) generation, transport, or supply of water, gas, heating, or electricity (including any nuclear power facility), (iii) police, fire, medical, emergency response, or military activities (including weapons), (iv) access to or granting of credit, healthcare, insurance coverage, financial services or employment or promotion opportunities; (v) medical devices, life support, or life-saving medical equipment, (vi) law enforcement, including assessment of the likelihood that an individual will commit or become the victim of a crime, (vii) migration, asylum, or border control activities, or (viii) administration of justice, voting, or democratic processes.

“Restricted Cash” means all cash that is held by any Acquired Company and not freely usable by the Acquired Companies because it is subject to legally binding restrictions or limitations on use or distribution by Law or Contract including (a) all escrows, holdbacks or similar contingent payments related to acquisitions, (b) all restricted cash or cash reserves or security required by the Acquired Companies’ insurers, and (c) deposits classified as prepaid expenses or ordinary course operating deposits or prepayments.

“Restricted Party” means any Person targeted by applicable United States, European Union, United Kingdom, Commonwealth of Australia or United Nations trade or economic sanctions or export controls, including any Person who is: (a) owned or controlled by the government of a Sanctioned Country; (b) designated on any sanctions or export controls-related list under applicable Export Control and Sanctions Laws, including but not limited to the US Treasury Department’s Office of Foreign Assets Control (“OFAC”) List of Specially Designated Nationals and Blocked Persons, the OFAC Sectoral Sanctions List, the OFAC Foreign Sanctions Evaders List, any other sanctions-related list maintained by OFAC or the US Department of State, the US Commerce Department’s Entity List, Denied Persons List, or Unverified List, the EU Consolidated Financial Sanctions List, the UK Sanctions List, the Australian Department of Foreign Affairs and Trade Consolidated List, or any other similar restricted party list maintained by relevant regulators under applicable sanctions and export controls; or owned or controlled by any of the foregoing; (c) located, organized, or resident in a Sanctioned Country; or (d) fifty percent (50%) or more owned or, where applicable, otherwise controlled by any of the foregoing.

“Scraped Data” means any data or dataset that is or has been collected or generated using robots, spiders, web scraping, web crawling, or web harvesting software or any other Software, service, tool or technology that turns unstructured data found on the web into machine readable, structured data that is substantially ready for analysis or processing.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means (a) any actual or reasonably suspected unauthorized, unlawful, or accidental loss of, damage to, access to, acquisition of, use, alteration, compromise, acquisition, encryption, theft, modification, destruction, unavailability, disclosure of, or other Processing of any Sensitive Data, (b) any damage to, or unauthorized, unlawful, or accidental access to, or use of, any Software or IT Systems of the Company or (c) any other breach of the protection of Sensitive Data or IT Systems.

“Securityholder Matter” means: (a) any Dissenting Share Payments and any Losses related thereto or arising therefrom; (b) any claim by any current, former or purported Securityholder of the Company, or any other Person, asserting, alleging or seeking to assert rights or remedies relating to securities of the Company (or the economic value thereof), including any claim asserted, based upon or related to (i) the ownership of, rights to ownership of or rights to acquire any securities of the Company, or (ii) any rights of a stockholder of the Company, including any rights to securities, preemptive rights or rights to notice or to vote securities; or (c) any other claim by any current, former or purported Securityholder of the Company relating to this Agreement or any of the transactions contemplated by this Agreement; except, in the case of each of clause (b) and clause (c) above, for the right following the Closing and in compliance with the terms of this Agreement of a Securityholder to receive such Securityholder’s portion of the Merger Consideration as provided herein and set forth in the Closing Spreadsheet.

“Securityholders” means, collectively, Stockholders, Optionholders and Company Warrantholders.

“Sensitive Data” means all (a) Personal Data, and (b) other proprietary, sensitive, regulated, or confidential information in the Company’s possession, custody or control.

“Sensitive Personal Data” means Personal Data that (a) contains or relates to racial, ethnic or national origin; religious or philosophical beliefs; political opinions; protected health information subject to HIPAA; other mental or physical health condition, diagnosis, history, treatment or other health data; health insurance information; pregnancy; sex life, sexuality or sexual orientation; status as transgender or non-binary; citizenship; citizenship or immigration status; union membership; status as a victim of crime; genetic, biometric, neural or biological data; personal information of children or teens; precise location information; Social Security number; driver’s license number; state identification card number; passport number; other government-issued identification numbers; account login information; financial information or account number; tax return data; contents of a communication to which you were not a party; or any bulk U.S. sensitive personal data or U.S. government-related data, in each case as defined in the U.S. Department of Justice’s Final Rule on Prohibition on Bulk Data Transfers to Foreign Adversaries (28 C.F.R. Part 202), as amended, or any successor or similar rule, law, or regulation; or (b) otherwise constitutes “sensitive personal information,” “sensitive personal data,” or “special category data,” as such or similar terms are defined under any applicable Privacy Requirements.

“Series A Preferred Stock” means shares of the Company’s Series A Preferred Stock, par value $0.00001 per share.

“Series B Preferred Stock” means shares of the Company’s Series B Preferred Stock, par value $0.00001 per share.

“Series C Preferred Stock” means shares of the Company’s Series C Preferred Stock, par value $0.00001 per share.

“Series D Preferred Stock” means shares of the Company’s Series D Preferred Stock, par value $0.00001 per share.

“Series E Preferred Stock” means shares of the Company’s Series E Preferred Stock, par value $0.00001 per share.

“Series E-1 Per Share Preferred Return” means $18.0257 per share.

“Series E-1 Preferred Stock” means shares of the Company’s Series E-1 Preferred Stock, par value $0.00001 per share.

“Series E-2 Per Share Preferred Return” means $16.2232 per share.

“Series E-2 Preferred Stock” means shares of the Company’s Series E-2 Preferred Stock, par value $0.00001 per share.

“Series Seed Preferred Stock” means shares of the Company’s Series Seed Preferred Stock, par value $0.00001 per share.

“SIG” means a standards-setting organization, industry body, consortium or other multi-party special interest group, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Entity, that could require or obligate the Company to grant or offer to any other Person any license, right or covenant with respect to any Intellectual Property Rights.

“Software” means any and all: (a) computer programs, including any and all software implementations of algorithms, heuristics, models and methodologies, whether in source code or object code; (b) testing, validation, verification and quality assurance materials; (c) databases, conversions, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise; (d) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (e) all documentation, including user manuals, web materials and architectural and design specifications and training materials, relating to any of the foregoing; (f) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing; and (g) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing.

“Source Material” means, individually and collectively, the source code of any Software and all associated materials enabling a reasonably skilled programmer to understand the Software’s design, structure and implementation and to enable a professional writer to write documentation and help files, including any schematics or flow charts, system documentation, program procedures (including build procedures), descriptions and statements of operation and principle, programmer notes, testing data, custom or special compilers, and all other materials related to the Software’s design, structure and implementation.

“Stockholders” means the holders of Shares.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” of the Company, Parent or any other Person means any corporation, partnership, limited liability company, registered or local office, association, trust, unincorporated association or other legal entity of which the Company, Parent or any such other Person, as the case may be (either alone or through or together with any other Subsidiary) (a) owns, directly or indirectly, fifty percent (50%) or more of the shares of capital stock or shares, registered capital or other equity interests that are generally entitled to vote for the election of the board of directors, the executive director or other governing body of such corporation or other legal entity or (b) has the contractual or other power to designate a majority of the board of directors, the executive director or other governing body (and, where the context permits, includes any predecessor of such an entity).

“Target Working Capital” means negative $25,000,000.

“Tax” means: (a) any national, federal, provincial, state, local, municipal, foreign, or other tax, charge, fee, duty (including customs duty), levy, or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, land transfer, goods and services, harmonized sales, franchise, excise, value added, fringe benefit, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, employment, unemployment, or social security tax, or any other tax of whatever kind (including any duty, fee, assessment, impost, or other charges in the nature of or in lieu of any tax), and including deemed overpayment or obligation to repay an amount in respect of CEWS, including any interest, fines, penalties, or additions resulting from, attributable to, or incurred in connection with any such items; (b) any Liability for the payment of amounts described in clause (a) whether as a result of transferee liability or joint and several liability, by reason of being a member of an affiliated, consolidated, combined, unitary, or other group (including any arrangement for group or consortium relief or similar arrangement) for any period, or payable by reason of Contract, operation of Law, or otherwise; and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement, or any other express or implied agreement to indemnify any other Person, whether by Contract or otherwise.

“Tax Representations” means the representations and warranties set forth in Section 2.11 (Employee Benefits) solely to the extent related to Taxes and Section 2.16 (Taxes).

“Tax Return” means any return, certificate, declaration, notice, report, statement, claim for refund, form, information statement and document filed or required to be filed with respect to Taxes, amendments thereof, and schedules and attachments thereto.

“Taxing Authority” means any Governmental Entity having authority with respect to Taxes.

“Third-Party AI System” means any Software or other Intangible Property that (a) is or was licensed or otherwise made available to the Company by any third party and (b) in which AI Technology is material to the functionality of such Software or other Intangible Property.

“Trade Secrets” means any information, including any formula, pattern, compilation, program, device, method, technique, know-how, or process, that: (a) derives independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts to maintain its secrecy.

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, Domain Names, Social Media, general intangibles of like nature, and other indicia of source, origin, endorsement, sponsorship or certification, designs, industrial designs, product packaging shape and other elements of product and product packaging appearance, registered and unregistered, and all registrations and applications related to any of the foregoing, together with all goodwill associated with, derived from, or related to any of the foregoing, and all priority rights related to the foregoing.

“Training Data” means any data or dataset, including any Scraped Data, used to develop, create, maintain, train, re-train fine-tune, benchmark, validate, test, or otherwise improve or enhance any AI Technology.

“Transaction Documents” means this Agreement, the Company Disclosure Schedule, the Confidentiality Agreement, the Offer Letters, the Non-Competition Agreements, the Vesting Agreements, the Joinder Agreements, the Option Surrender Agreements, the Warrant Cancellation Agreements and each of the other agreements, certificates, documents and instruments contemplated hereby and thereby, including all Schedules and Exhibits hereto and thereto.

“Transaction Expenses” means, without duplication, all fees and expenses incurred by or on behalf of the Company or any Securityholder (to the extent borne by the Company) in connection with this Agreement and the other Transaction Documents and the Transactions, including: (a) all legal, Tax, accounting, financial advisory, investment banking, consulting fees and expenses and other like fees and expenses of the Stockholder Representative, service providers and other third parties incurred by the Company (including on behalf of a Securityholder) in connection with the negotiation, documentation and effectuation of the terms and conditions of this Agreement and the other Transaction Documents and the

Transactions; (b) all fees, costs and expenses incurred in connection with the D&O Tail Policy; (c) the employer portion of any employment, payroll or similar Taxes with respect to payment of Merger Consideration with respect to any Vested Options, Change of Control Payments or other compensatory payments in connection with the Transactions (whether payable by Parent, the Acquired Companies or any of their respective Affiliates); (d) all Accrued Employee Amounts, including accrued but unpaid fees or other compensation or benefits due to any current or former directors, officers, employees or consultants or other independent contractors of the Company for services rendered prior to Closing, including the employer portion of any employment, payroll or similar Taxes with respect to such compensation; (e) unfunded or underfunded deferred compensation obligations including the employer portion of any employment, payroll or similar Taxes, (f) all liquidation charges, surrender charges or other fees incurred in connection with terminating all Employee Plans pursuant to Section 4.14, (g) fifty percent (50%) of all filing fees in connection with filings required under the HSR Act or any other Antitrust Laws in connection with the Transactions and (h) fifty percent (50%) of all filing fees in connection with filings required by the FATA. Notwithstanding the foregoing, and for the avoidance of doubt, “Transaction Expenses” shall exclude any amount included in the calculation or definition of, Indebtedness or Parent Expenses.

“Transaction Tax Deductions” means items of loss or deduction of any Acquired Company arising as a result of, or that are otherwise attributable to: (a) the payment or accrual of Transaction Expenses (including items that would have been treated as Transaction Expenses had they not been paid prior to Closing), (b) the payment or accrual of Closing Indebtedness as finally determined under this Agreement, including any fees, expenses and interest (including amount treated as interest for income Tax purposes), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar payments and costs, (c) the payment or accrual of amounts in respect of Vested Options, including the employer portion of any payroll, employment or similar Taxes imposed thereon; provided that with respect to any “success based fees” (within the meaning of IRS Revenue Procedure 2011-29), of the Acquired Companies the portion of such fee that will be treated as a Transaction Tax Deduction shall be the amount allowable as a deduction pursuant to the safe harbor election provided in Section 4 of such Revenue Procedure, in each case to the extent economically borne by the Indemnifying Parties.

“Transfer Taxes” means any transfer, documentary, real estate transfer, sales, use, stamp, registration, goods and services, excise, value-added and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the Transactions.

“Treasurer” means the Treasurer of the Commonwealth of Australia.

“Treasury Regulations” means Treasury regulations promulgated under the Code.

“UK NSI Act” means the UK National Security and Investment Act 2021.

“Unvested Option” means any Option (or portion thereof) that is not a Vested Option.

“Unvested Shares” means Shares that are not vested under the terms of any Contract with the Company or are subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

“Vested Option” means any Option (or portion thereof) that is vested immediately prior to the Effective Time or vests as a result of the occurrence of the Transactions.

“Working Capital” means, at the applicable time, without duplication, the Acquired Companies’ consolidated current assets minus the Acquired Companies’ consolidated current liabilities, in each case determined in accordance with the Accounting Principles and the sample calculation set forth on Schedule B; provided, however, that in no event shall Working Capital include (i) any asset or liability in respect of Taxes, (ii) Cash or Restricted Cash, (iii) Indebtedness, (iv) Transaction Expenses, (v) Change of Control Payments, (vi) the Aggregate Equity Release Amount.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

Term	Section
280G Approval	Section 4.4(c)
Accrued Employee Amounts	Section 4.10(b)
Adjustment Escrow Fund	Section 1.12(d)
Advisory Group	Section 7.3(b)
Aggregate Equity Release Amount	Section 4.17
Agreed Amount	Section 7.6(c)
Agreement	Preamble
Alternative Debt Financing	Section 4.19(b)
Alternative Debt Financing Commitment	Section 4.19(b)
Award Amount	Section 7.6(d)
Balance Sheet	Section 2.7(a)(i)
Balance Sheet Date	Section 2.7(a)(i)
Certificate of Merger	Section 1.2(b)
Claim Amount	Section 7.6(a)
Claim Notice	Section 7.6(a)
Client Service Agreements	Section 2.12(c)
Closing	Section 1.2(a)
Closing Cash	Section 1.13(a)(i)
Closing Date	Section 1.2(a)
Closing Indebtedness	Section 1.13(a)(i)
Closing Spreadsheet	Section 1.13(a)
Closing Working Capital	Section 1.13(a)(i)
Company	Preamble
Company AI Policies	Section 2.14(f)(vi)
Company Board	Recitals
Company Disclosure Schedule	Article II
Company Permits	Section 2.6(b)
Company Pilots	Section 2.27(f)
Company Prepared Return	Section 4.12(e)(i)
Company Registered Intellectual Property	Section 2.14(a)(i)
Company Transaction Document	Section 2.4(a)
Company UAS	Section 2.27(a)
Confidentiality Agreement	Section 4.8(a)
Continuing Employee	Section 4.10(a)
Contributor	Section 2.14(a)(iv)
Cyber Tail Policy	Section 4.16
D&O Indemnified Parties	Section 4.15(b)
D&O Tail Policy	Section 4.15(a)
Debt Commitment Letter	Section 3.6(a)
Debt Financing	Section 3.6(a)

Term	Section
Debt Financing Commitment	Section 3.6(a)
Deductible	Section 7.2(b)(i)
dissenter’s rights	Section 1.11
Dissenting Share Payments	Section 1.11
Dissenting Shares	Section 1.11
Downwards Adjustment Amount	Section 1.14(e)
Effective Time	Section 1.2(b)
Employee Plans	Section 2.11(a)
Enforceability Exceptions	Section 2.4(a)
Equity Release Agreement	Section 4.17
Escrow Agent	Section 1.12(d)
Escrow Agreement	Section 1.12(d)
Escrow Funds	Section 1.12(d)
Exchange Documents	Section 1.12(b)
Expense Amount	Section 7.3(d)
Expense Fund	Section 7.3(d)
Expiration Date	Section 7.4(a)
Export Approvals	Section 2.23(b)
Extended Outside Date	Section 6.1(b)
FAA	Section 2.27(b)
FDI Matters	Section 4.3
Final Merger Consideration	Section 1.14(e)
Financial Statements	Section 2.7(a)
FIRPTA Certificate	Section 5.2(h)(xix)
Founder Claim	Section 2.14(l)(i)
Fundamental Matters	Section 7.2(a)(x)
Fundamental Representation Claims	Section 7.2(a)(i)
Government Contract Bid	Section 2.26(a)
HSR Act	Section 4.3
Inbound IP Grant	Section 2.14(b)(i)
Indemnification Dispute	Section 7.6(d)
Indemnified Parties	Section 7.2(a)
Indemnity Escrow Fund	Section 1.12(d)
Information Security Assessments	Section 2.15(h)
Information Statement	Section 4.5
Intercompany Agreement	Section 2.17(a)(xxii)
Interim Balance Sheet	Section 2.7(a)(ii)
Interim Balance Sheet Date	Section 2.7(a)(ii)
Interim Financial Statements	Section 2.7(a)(ii)
Interim Period	Section 4.1
IP/Privacy Representation Claims	Section 7.2(a)(i)
Joinder Agreement	Recitals
Key Employee	Section 5.2(f)
Lease Agreements	Section 2.13(b)
Leased Real Property	Section 2.13(b)
Licensed Intangible Property	Section 2.14(a)(iii)
Licensed Intellectual Property Rights	Section 2.14(a)(iii)
Loss Amounts	Section 7.4(a)(v)
Material Contract	Section 2.17(a)
Material Contracts	Section 2.17(a)

Term	Section
Merger	Recitals
Merger Sub	Preamble
Non-Compete Party	Section 5.2(f)
Non-Competition Agreement	Recitals
Non-Employee In the Money Options	Section 1.12(c)
Notice of Disagreement	Section 1.14(b)
Objection Notice	Section 7.6(b)
OCI	Section 2.26(f)
Offer Letter	Recitals
Option Consideration	Section 1.8(a)
Option Surrender Agreement	Section 1.8(d)
Organizational Documents	Section 2.2(a)
Other Available Funds	Section 3.6(a)
Outbound IP Grant	Section 2.14(b)(ii)
Outside Date	Section 6.1(b)
Parent	Preamble
Parent Prepared Return	Section 4.12(e)(ii)
Payment Agent	Section 1.12(a)
Payoff Letter	Section 5.2(h)(vi)
PCI-DSS	Section 2.15(a)
Permanent Financing	Section 4.20(a)
Post-Closing Statement	Section 1.14(a)
Pre-Closing Vesting Schedule	Section 1.8(b)
Principal Stockholders	Recitals
R&D Sponsor(s)	Section 2.14(j)
Receivables	Section 2.7(e)
Representation Claims	Section 7.2(a)(i)
Representative Losses	Section 7.3(b)
Required Majority	Section 7.3(c)
Requisite Stockholder Approval	Section 2.4(c)
Reserve Amount	Section 7.1
Sanctioned Countries	Section 2.23(b)
Section 382 Study	Section 4.12(a)
Security Program	Section 2.15(g)
Services Recipient	Section 2.14(l)(i)
Shares	Section 1.7
Specified Person	Section 2.3(f)
Stipulated Amount	Section 7.6(b)
Stockholder Representative	Preamble
Stockholder Representative Engagement Agreement	Section 7.3(b)
Stockholder Representative Group	Section 7.3(b)
Substitute RSU Award	Section 1.8(b)
Substitute RSUs	Section 1.8(b)
Surviving Corporation	Section 1.1
Third Party Claim	Section 7.5
Top Customers	Section 2.20(a)
Top Vendors	Section 2.20(a)
Transactions	Recitals
UAS	Section 2.27(a)
Unpaid Aggregate Equity Release Amount	Section 1.13(a)(i)

Term	Section
Unpaid Change of Control Payments	Section 1.13(a)(i)
Unpaid Transaction Expenses	Section 1.13(a)(i)
Upwards Adjustment Amount	Section 1.14(f)
U.S. Data Security Program	Section 2.15(k)
Vesting Agreement	Recitals
WARN Act	Section 2.12(l)
Warrant Cancellation Agreement	Section 1.9(a)
Warrant Consideration	Section 1.9(a)
Written Consent	Recitals